As confidentially submitted with the Securities and Exchange Commission on June 9, 2015

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SECUREWORKS HOLDING CORPORATION*

(Exact name of registrant as specified in its charter)

Georgia (before reincorporation)
Delaware (after reincorporation)	7379	56-2015395
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

One Concourse Parkway NE

Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Michael R. Cote

President and Chief Executive Officer

SecureWorks Holding Corporation

One Concourse Parkway NE

Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard J. Parrino Kevin K. Greenslade Todd M. Aman Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5530	Janet B. Wright Vice President–Corporate, Securities & Finance Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (512) 338-4400	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Larger accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	To be renamed SecureWorks Corp. before the closing of this offering.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                 , 2015

            Shares

SecureWorks Corp.

Class A Common Stock

This is our initial public offering. We are offering             shares of our Class A common stock.

We expect that the public offering price will be between $         and $         per share. No public market currently exists for the shares, and no shares of the Class A common stock are currently outstanding. We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the trading symbol “SCWX.”

We are currently an indirect wholly-owned subsidiary of Dell Inc. and Dell Inc.’s ultimate parent company, Denali Holding Inc. Following this offering, our two classes of authorized common stock will consist of Class A common stock and Class B common stock. Denali Holding, Inc. will beneficially own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, no shares of our outstanding Class A common stock and all outstanding shares of our Class B common stock, which will represent approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of our outstanding common stock upon completion of this offering (or approximately     % and     %, respectively, if the underwriters exercise their over-allotment option in full).

The rights of the holders of the Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to ten votes per share. While beneficially owned by Denali Holding Inc. or any of its affiliates (excluding us and our controlled affiliates), each share of Class B common stock will be convertible into one share of Class A common stock at any time at the holder’s election. The Class B common stock also will automatically convert into Class A common stock on a share-for-share basis in circumstances specified in our charter.

We are an “emerging growth company” under the federal securities laws and are eligible to comply with reduced disclosure requirements for this prospectus and our public company filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to SecureWorks Corp.
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” on page 135 for additional information regarding underwriting compensation.

The underwriters have an option to purchase a maximum of             additional shares of Class A common stock from us solely to cover over-allotments of shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of Class A common stock will be made on or about                     , 2015.

BofA Merrill Lynch	Morgan Stanley

The date of this prospectus is                     , 2015.

Neither we nor the underwriters have authorized anyone to provide you with any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Except where the context otherwise requires or where otherwise indicated, (1) all references to “SecureWorks,” “we,” “us,” “our” and “our company” in this prospectus refer to SecureWorks Corp. and our subsidiaries on a consolidated basis, (2) all references to “Dell” refer to Dell Inc. and its subsidiaries on a consolidated basis, (3) all references to “Denali” refer to Denali Holding Inc., the ultimate parent company of Dell Inc., (4) all references to “Dell Marketing” refer to Dell Marketing L.P., the indirect wholly-owned subsidiary of Dell Inc. and Denali that directly holds shares of our common stock and (5) all references to our “charter” refer to our restated certificate of incorporation as it will be in effect upon our reincorporation in Delaware before the closing of this offering.

i

PROSPECTUS SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before deciding whether to purchase shares of our Class A common stock. You should read the entire prospectus carefully in making your investment decision. You should carefully consider, among other information, our combined financial statements and the related notes and the information under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Some of the statements in this summary contain forward-looking statements, as discussed under “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all share and per share information in this prospectus gives effect to our reincorporation in Delaware to be completed before the closing of this offering.

Our fiscal year is the 52 or 53-week period ending on the Friday nearest January 31. Our 2015 fiscal year ended on January 30, 2015, our 2014 fiscal year ended on January 31, 2014 and our 2013 fiscal year ended on February 1, 2013.

SECUREWORKS CORP.

Overview

We are a leading global provider of intelligence-driven information security services exclusively focused on protecting our clients from cyber attacks. We have pioneered an integrated approach that delivers a broad portfolio of information security services to organizations of varying size and complexity. Our solution enables organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, prioritize and respond rapidly to security breaches and predict emerging threats. The solution leverages our proprietary technologies, processes and extensive expertise in the information security industry which we have developed over 15 years of operations. As of January 30, 2015, we served over 3,800 clients across 56 countries. Our success in serving our clients has resulted in consistent recognition of our company as a market leader by industry research firms such as International Data Corporation and Forrester Research, Inc. Gartner, Inc. has recognized us as a Leader in its “Magic Quadrant for Managed Security Services” from 2007 to 2014.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. These technologies are growing in complexity and often include a combination of on-premise, cloud and hybrid environments which are connected to multiple networks and are increasingly accessed via mobile devices. As a result, protecting information from cyber threats is becoming more challenging, IT security budgets are growing and cybersecurity has become a critical priority for senior executives and boards of directors. At the same time, cyber attacks, which are growing in frequency and sophistication, are increasingly initiated by cyber criminals, nation states and other highly skilled adversaries’ intent on misappropriating information or inflicting financial and reputational damage. The challenge of information security is compounded by the proliferation of new regulations and industry-specific compliance requirements mandating that organizations maintain the integrity and confidentiality of their data.

These increasing cybersecurity challenges have created a large and fragmented market for IT security products and services. We believe that many organizations remain vulnerable to cyber attacks because they lack sufficient internal expertise in cybersecurity and rely on a collection of uncoordinated “point” products that address specific security issues but fall short in identifying and defending against next-generation cyber threats. As a result, these organizations engage information security services providers as part of their IT security strategy. Traditional security services providers, however, often lack a broad perspective on the threat landscape, are unable to scale their services to match the security needs of organizations, fail to provide actionable security information, focus only on a subset of the security needs of organizations or have limited deployment options.

Our intelligence-driven information security services offer an innovative approach to prevent, detect, respond to and predict cybersecurity breaches. Through our managed security services, we provide global visibility and insight into malicious activity that enables our clients to detect and effectively remediate threats quickly. Our threat intelligence services, which are typically deployed as part of our managed security services, deliver early warnings of vulnerabilities and threats along with actionable information to help prevent any adverse impact. Through our security and risk consulting services, we advise clients on a broad range of security and risk-related matters. Our incident response services, which are typically deployed along with our security and risk consulting services, minimize the impact and duration of security breaches through proactive client preparation, rapid containment and thorough event analysis followed by effective remediation.

Our proprietary Counter Threat Platform constitutes the core of our intelligence-driven information security services. This platform is purpose-built to provide us with global visibility into the threat landscape and a powerful perspective on our clients’ network environments. Each day, from our clients across the globe, it aggregates as many as 120 billion “network events,” which are events that possibly indicate anomalous activity or trends on a client’s network. Our platform analyzes these events with sophisticated algorithms to discover malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The platform leverages our intelligence gained over 15 years of processing and handling network events, the exclusive research on emerging threats and attack techniques conducted by our Counter Threat Unit research team and the extensive experience and deep understanding of the nature of cyber threats of our highly-trained security analysts. We incorporate this intelligence into the platform on a real-time basis to provide additional context regarding “security events” or “threat events,” which represent malicious activity potentially compromising the security of a network, and to enhance the quality of the actionable security information we provide. The improved intelligence augments the value of our services and drives broader adoption of our solution, which in turn enables us to analyze yet more security information generated by a larger client base and increase the effectiveness of our protective and incident response measures.

We believe that our singular focus on providing a comprehensive portfolio of information security services makes us a trusted advisor and an attractive partner for our clients. Our flexible deployment model allows us to support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. Our vendor-neutral approach enables our clients to enhance their evolving IT security infrastructure, appliances and “best of breed” technologies with our services and capabilities, which provide our clients with both a comprehensive and highly effective security defense posture.

We have experienced significant growth since our inception. We generate revenue from our managed security and threat intelligence services through subscription-based arrangements, which provide us with a highly visible and recurring revenue stream, as well as revenue from our security and risk consulting engagements through fixed-price or retainer-based contracts. Our total revenue was $262.1 million in fiscal 2015, $205.8 million in fiscal 2014 and $172.8 million in fiscal 2013, for annual growth of 27% and 19%, respectively. Our subscription revenue was $207.2 million in fiscal 2015, $170.2 million in fiscal 2014 and $145.1 million in fiscal 2013, for annual growth of 22% and 17%, respectively. We incurred net losses of $38.5 million in fiscal 2015, $44.5 million in fiscal 2014 and $41.5 million in fiscal 2013.

Industry Background

Organizations of all sizes are using new information technologies to make their businesses more productive and effective.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. Modern IT infrastructures are growing in complexity and often include a combination of on-premise, cloud and hybrid environments. In addition, the adoption of mobile computing allows access to critical business information from various devices and locations. The widespread adoption of these advanced IT architectures, along with the rapid growth of connected devices and new ways of delivering IT services, enable organizations to benefit from business applications that are more powerful and easier to deploy, use and maintain.

This rapidly evolving IT environment is increasingly vulnerable to frequent and sophisticated cyber attacks.

The constantly evolving landscape of applications, modes of communication and IT architectures makes it more challenging for businesses to protect their critical business assets from cyber threats. New technologies heighten security risks by increasing the number of ways a threat actor can attack a target by giving users greater access to important business networks and information and by facilitating the transfer of control of underlying applications and infrastructure to third-party vendors. Cyber attacks have evolved from computer viruses written by amateur hackers into highly complex and targeted attacks led by highly skilled adversaries intent on stealing information or causing financial and reputational damage.

The severe economic and reputational impact of attacks, coupled with growing regulatory burdens, makes cybersecurity defense increasingly a priority for senior management and boards of directors.

In the wake of numerous recent high-profile data breaches, organizations are increasingly aware of the financial and reputational risks associated with IT security vulnerabilities. We believe that the cybersecurity programs at many organizations do not rival the persistence, tactical skill and technological prowess of today’s cyber adversaries. Security breaches can be highly public and result in reputational damage and legal liability as well as large losses in productivity and revenue. Many organizations are particularly concerned about attacks that attempt to misappropriate sensitive and valuable business information. Adding to the urgency of the IT security challenge, new regulations and industry-specific compliance requirements direct organizations to design, implement, document and demonstrate controls and processes to maintain the integrity and confidentiality of information transmitted and stored on their systems.

The traditional cybersecurity approach of using numerous “point” products often fails to detect threats and block attacks.

Information systems at many organizations are vulnerable to breach because they rely on a collection of uncoordinated “point” security products that address security risks in a piecemeal fashion rather than in a proactive and coordinated manner. An effective cyber defense strategy requires the coordinated deployment of multiple products and services tailored to an organization’s specific security needs. Point products, however, primarily address security issues in a reactive manner, employing passive auditing or basic blocking techniques and often lack integration and intelligent monitoring capabilities and management within a common framework necessary to provide effective information security throughout an organization.

Identifying and hiring qualified security professionals is a significant challenge for many organizations.

The difficulty in providing effective information security is exacerbated by the highly competitive environment for identifying, hiring and retaining qualified information security professionals.

As a result, organizations engage information security services vendors to integrate, monitor and manage their point products to enhance their defense against cyber threats.

Because many organizations cannot adequately protect their networks from cyber threats, they are augmenting their IT security strategies to include information security services. By using these services, organizations seek to decrease their vulnerability to security breaches, increase the effectiveness of their existing investments in security products and free their own IT staff to focus on other responsibilities.

Traditional information security services vendors, however, often fail to satisfy the IT security needs of organizations, many of which seek the advantages of our solution.

Gartner, Inc. estimates that the size of the combined Enterprise Security Services IT Outsourcing and consulting services markets was $25.0 billion in 2013 and expects it to grow at a compound annual growth rate of 11% to $47.4 billion in 2019. Recognizing the weaknesses of many traditional information security services vendors, organizations of all sizes are engaging us to help improve their defensive posture and manage their day-to-day exposure to cyber threats.

Our Solution

Our Counter Threat Platform constitutes the core of our intelligence-driven information security services and provides our clients with a powerful integrated perspective and intelligence regarding their network environments and security threats. Our integrated suite of services includes:

•	Managed security services, through which we provide global visibility and insight into malicious activity in their network environments and enable them to detect and remediate threats quickly and effectively

•	Threat intelligence services, through which we deliver early warnings of vulnerabilities and threats and provide actionable security intelligence to address these problems

•	Security and risk consulting services, through which we advise clients on a variety of information security and risk-related matters, such as how to design and build strategic security programs, assess and test security capabilities and meet regulatory compliance requirements

•	Incident response services, through which we help our clients rapidly analyze, contain and remediate security breaches to minimize their duration and impact

The key benefits of our solution include:

Global Visibility. We have global visibility into the cyber threat landscape through our work for over 3,800 clients across 56 countries as of January 30, 2015. We are able to gain real-time insights that enable us to predict, detect and respond to threats quickly and effectively. We also are able to identify threats originating within a particular geographic area or relating to a particular industry and proactively leverage this threat intelligence to protect other clients against these threats.

Scalable Platform with Powerful Network Effects. Our proprietary Counter Threat Platform features a multi-tenant and distributed architecture that enables our software to scale and to provide faster performance while efficiently utilizing its underlying infrastructure. The platform analyzes as many as 120 billion daily network events from across our global client base to provide real-time risk assessment and rapid response. It is highly automated and processes an increasing percentage of events—over 99% as of January 30, 2015—without the need for human intervention. As our client base increases, our platform is able to analyze more events, and the intelligence derived from the additional events makes the platform more effective, which in turn drives broader client adoption and enhances the value of the solution to both new and existing clients.

Contextual Threat Intelligence. Our proprietary and purpose-built technology analyzes and correlates billions of network events using advanced analytical tools and sophisticated algorithms to generate threat intelligence. This intelligence is augmented by our Counter Threat Unit research team, which conducts research into threat actors, uncovers new attack techniques, analyzes emerging threats and evaluates the risks posed to our clients. Applying this intelligence across our services portfolio provides clients with deeper insights and enriched context regarding tactics, techniques and procedures employed by those threat actors.

Integrated, Vendor-Neutral Approach. Our services are designed to monitor alerts, logs and other messages across multiple stages of the threat lifecycle by integrating a wide array of proprietary and third-party security products. This vendor-neutral approach allows us to aggregate events from a wide range of security and network devices, applications and endpoints to enhance our understanding of clients’ networks and increase the effectiveness of our monitoring services.

Flexible Service and Delivery Options. Our intelligence-driven information security services are purpose-built to serve a broad array of evolving client needs regardless of a client’s size or the complexity of its security infrastructure. Our clients may subscribe to any combination of our services and also choose how much control they maintain over their IT security infrastructure by selecting among our fully-managed, co-managed or monitored service delivery options. Our flexible approach enables clients to tailor our solution to reduce large and risky investments and costly implementations and to ensure quick and easy deployment.

Our Competitive Strengths

We believe that the following key competitive advantages will allow us to maintain and extend our leadership position in providing intelligence-driven information security services:

A Leader in Intelligence-Driven Information Security Services. We are a global leader in providing intelligence-driven information security services and believe that we have become a mission-critical vendor to many of the large enterprises, small and medium-sized businesses and U.S. state and local government agencies we serve. Our position as a technology and market leader enhances our brand and enables us to influence organizations’ purchasing decisions as they look for a comprehensive solution.

Purpose-Built, Proprietary Technology. At the core of our solution is the Counter Threat Platform, a proprietary technology platform we have developed during our 15 years of operations. This platform collects, correlates and analyzes billions of daily network events and data points, and generates enriched security intelligence on threat actor groups and global threat indicators.

Specialist Focus and Expertise. We have built our company, technology and culture with a singular focus on protecting our clients by delivering intelligence-driven information security services. We believe this continued focus reinforces our differentiation from other information security services vendors, including telecommunications and network providers, IT security product companies and local and regional information security services providers.

Strong Team Culture. At our company, the fight against sophisticated and malicious cybersecurity threats is a personal one, and we take great pride in helping our clients protect their critical business data and processes. We dedicate significant resources to ensure that our culture and brand reflect our exclusive focus on protecting our clients.

Seasoned Management Team and Extensive IT Security Expertise. We have a highly experienced and tenured management team with extensive IT security expertise and a record of developing successful new technologies and services to help protect our clients.

Our Growth Strategy

Our goal is to be the global leader of intelligence-driven information security services. To pursue our growth strategy, we seek to:

Maintain and Extend Our Technology Leadership. We intend to enhance our leading intelligence-driven solution by adding complementary services that strengthen the security posture of our clients, such as security services for cloud-based environments. We intend to meet this goal by investing in research and development, increasing our global threat research capabilities and hiring personnel with extensive IT security expertise.

Expand and Diversify Our Client Base. We intend to continue to grow our client base, both domestically and internationally, by investing in our direct sales force, further developing our strategic and distribution relationships, pursuing opportunities across a broad range of industries and creating new cloud-based services. We also intend to continue increasing our geographic footprint to further enhance our deep insight into the global threat landscape and our ability to deliver comprehensive threat intelligence to our clients.

Deepen Our Existing Client Relationships. We intend to leverage the strong client relationships and high client satisfaction from across our client base to sell additional services to existing clients. We will continue to invest in our account management, marketing initiatives and client support programs in seeking to achieve high client renewal rates, help clients realize greater value from their existing services and encourage them to expand their use of our services over time.

Attract and Retain Top Talent. Our technology leadership, brand, exclusive focus on information security, client-first culture and a robust training and development program have enabled us to attract and retain highly talented professionals with a passion for building a career in the information security industry. We will continue to invest in attracting and retaining top talent to support and enhance our information security offerings.

Risks Associated with Our Business

Our business is subject to numerous risks, including those discussed under “Risk Factors” beginning on page 13 immediately following this prospectus summary. These risks could materially and adversely affect our business, financial condition, operating results and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment.

Our Relationship with Dell and Denali

Ownership of Our Company Before this Offering. On February 8, 2011, we were acquired by Dell, a global information technology company. On October 29, 2013, Dell Inc. completed a going-private transaction in which its public stockholders received cash for their shares of Dell Inc. common stock. Dell Inc. was acquired by Denali Holding Inc., a holding corporation formed for the purposes of the transaction, and Dell Inc. thereafter ceased to file reports with the SEC. Denali is owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, his related family trust, investment funds affiliated with Silver Lake Partners (a private equity firm), investment funds affiliated with MSDC Management L.P., an investment manager related to MSD Capital (a firm founded for the purpose of managing investments of Mr. Dell and his family), members of Dell’s management and other investors. As of May 1, 2015, Mr. Dell and his related family trust beneficially owned approximately 71% of Denali’s voting securities, the investment funds associated with Silver Lake Partners beneficially owned approximately 24% of Denali’s voting securities, and the other stockholders beneficially owned approximately 5% of Denali’s voting securities. Denali currently beneficially owns all of our outstanding common stock indirectly through Dell Inc. and Dell Inc.’s subsidiaries.

Upon the completion of Dell Inc.’s going-private transaction, we guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of our assets to secure repayment of the indebtedness. Before the completion of this offering, our guarantees of Dell’s indebtedness and the pledge of our assets will be terminated, and we will cease to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of our shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements, will be pledged to secure repayment of the foregoing indebtedness.

Control of Our Company by Denali After this Offering. Upon the completion of this offering, Denali will beneficially own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, including Dell Marketing L.P., no shares in our Class A common stock and all             shares of our Class B common stock, which will represent

approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately     % and     %, respectively, if the underwriters exercise their over-allotment option in full). As a result, Denali will continue to control us following this offering, and will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. Denali’s controlling interest may discourage a change in control of our company that other holders of our common stock may favor. Denali is not subject to any contractual obligation to retain any of its common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC on behalf of the underwriters, as described under “Underwriters.”

Michael S. Dell, the Chairman and Chief Executive Officer of Dell and Denali, and Egon Durban, a director of Dell and Denali, will serve on our board of directors.

Our Services Arrangements with Dell. Before this offering, Dell has provided various corporate services to us in the ordinary course of our business, including finance, tax, human resources, legal, IT, procurement and facilities-related services. Dell also has provided us with the services of a number of its executives and employees. In connection with this offering, we will enter into agreements with Denali, Dell or some of Dell’s wholly-owned subsidiaries relating either to this offering or for the purpose of formalizing our existing and future relationships with these companies after this offering. The agreements will include a shared services agreement, intellectual property agreements, a tax matters agreement, an employee matters agreement and agreements relating to real estate matters. For a description of these agreements, see “Certain Relationships and Related Transactions—Operating and Other Agreements between Dell or Denali and Us.”

Our Commercial Arrangements with Dell. Before this offering, as a subsidiary of Dell, we have participated in commercial arrangements with Dell, under which, for example, we provide information security services to third-party clients with which Dell has contracted to provide our services, procure hardware, software and services from Dell and sell our services through Dell in the United States and some international jurisdictions. In connection with this offering, we will enter into agreements that will govern these commercial arrangements after the offering. For information about our existing commercial arrangements with Dell and how we expect this offering will affect them, see “Certain Relationships and Related Transactions—Relationship with Dell” and “—Operating and Other Agreements between Dell or Denali and Us.”

Corporate Information

Our principal executive offices are located at One Concourse Parkway NE, Suite 500, Atlanta, Georgia 30328. Our telephone number at that address is (404) 327-6339. Our website is www.secureworks.com. Information appearing on, or that can be accessed through, our website is not a part of this prospectus.

Our predecessor company was originally formed as a limited liability company in Georgia in March 1999, and we were incorporated in Georgia in September 2006. We are a holding company that conducts operations through our wholly-owned subsidiaries. We will reincorporate from Georgia to Delaware before the closing of this offering. In connection with our reincorporation, we will change our name from SecureWorks Holding Corporation to SecureWorks Corp.

“SecureWorks,” the SecureWorks logos and other trade names, trademarks or service marks of SecureWorks appearing in this prospectus are the property of SecureWorks. This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. The JOBS Act provisions:

•	permit us to include three years, rather than five years, of selected financial data in this prospectus;

•	provide an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	permit us to include reduced disclosure regarding executive compensation in this prospectus and our SEC filings as a public company; and

•	provide an exemption from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

We will remain an emerging growth company until:

•	the first to occur of the last day of the fiscal year (1) which follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1 billion or (3) in which the market value of our capital stock held by non-affiliates was $700 million or more as of the last business day of the preceding second fiscal quarter; or

•	if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have irrevocably elected not to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by us pursuant to the underwriters’ over-allotment option	shares

Common stock to be outstanding after this offering:

Class A common stock	shares (or shares, if the underwriters exercise their over-allotment option in full)

Class B common stock	shares

Voting rights	Following this offering, our two classes of authorized common stock will consist of Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock will be identical, except with respect to voting rights and conversion. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to ten votes per share. While beneficially owned by Denali or any of its affiliates (excluding us and our controlled affiliates), each share of Class B common stock will be convertible into one share of Class A common stock at any time at the holder’s election. The Class B common stock also will automatically convert into Class A common stock on a share-for-share basis in circumstances specified in our charter. See “Description of Our Capital Stock” for more information about the rights of each class of our common stock.

Denali’s beneficial ownership of common stock to be outstanding after this offering:

Class A common stock	no shares

Class B common stock	Immediately following this offering, Denali will beneficially own (indirectly through its wholly-owned subsidiaries) all shares of our Class B common stock, representing approximately % of our total outstanding shares of common stock and approximately % of the combined voting power of our outstanding common stock (or % and %, respectively, if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ , or approximately $ if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new services and enhancements to our current services, funding capital expenditures, and making investments in, and acquisitions of, complementary businesses, services or technologies. We do not intend to transfer any net proceeds we receive from this offering to Denali, Dell or their respective affiliates, other than payments in the ordinary course of business under one or more of the agreements described under “Certain Relationships and Related Transactions—Operating and Other Agreements between Dell or Denali and Us.” For information about our proposed use of proceeds, see “Use of Proceeds.”

Proposed NASDAQ Global Select Market trading symbol	“SCWX”

The number of shares of common stock that will be outstanding after this offering is based on shares outstanding as of                     , 2015 and excludes:

•	shares of our Class A common stock that may be issuable upon any conversion of the outstanding shares of our Class B common stock; and

•	shares of our Class A common stock reserved for future issuance under our 2015 long-term incentive plan.

Except as otherwise indicated, the information in this prospectus reflects and assumes the following:

•	our reincorporation in Delaware before the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONDENSED COMBINED FINANCIAL DATA

The following tables present our summary historical condensed combined financial data for the fiscal years and as of the dates set forth below. For the purposes of the combined financial statements included in this prospectus, we elected to utilize pushdown accounting for Dell’s going-private transaction completed on October 29, 2013. Accordingly, periods prior to October 29, 2013 reflect our financial position, results of operations and changes in financial position before the transaction, referred to as the predecessor period, and the period beginning on October 29, 2013 reflects our financial position, results of operations and changes in financial position after the transaction, referred to as the successor period. The summary condensed combined statements of operations for the periods ended January 30, 2015, January 31, 2014 and February 1, 2013 and the summary condensed combined statements of financial position as of January 30, 2015 are derived from our audited combined financial statements included elsewhere in this prospectus.

The summary historical condensed combined financial data presented below should be read in conjunction with our audited combined financial statements and accompanying notes, “Selected Condensed Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our condensed combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of this offering.

	Fiscal Year Ended
	Successor	Combined (1)	Predecessor
	January 30, 2015	January 31, 2014	February 1, 2013
	(in thousands)
Results of Operations:
Net revenue	$262,130	$205,830	$172,803
Gross margin	$117,284	$92,623	$79,447
Operating expenses	$178,377	$160,871	$141,606
Operating loss	$(61,093)	$(68,248)	$(62,159)
Net loss	$(38,490)	$(44,515)	$(41,547)

(1)	For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” and “Notes to Combined Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information on the predecessor and successor periods.

The following table presents our summary historical condensed combined balance sheet information as of the date indicated:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) our reincorporation in Delaware and (2) the filing of our restated certificate of incorporation in Delaware, before the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to our sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Successor
	January 30, 2015
	Actual	Pro Forma		Pro Forma (as adjusted)
	(in thousands)
Balance Sheet:
Cash and cash equivalents	$6,669	$		$
Accounts receivable, net	$70,907	$		$
Total assets	$878,431	$		$
Short-term deferred revenue	$82,188	$		$
Long-term deferred revenue	$11,040	$		$
Total parent company equity	$622,040		—		—
Total stockholders’ equity (deficit)	—	$		$

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our combined financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. The risks could materially and adversely affect our business, financial condition, results of operations and prospects. As a result, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses and may not achieve or maintain profitability.

We incurred net losses of $38.5 million in fiscal 2015, $44.5 million in fiscal 2014 and $41.5 million in fiscal 2013. Any failure to increase our revenue as we grow our business could prevent us from achieving or maintaining profitability on a consistent basis or at all. We expect our operating expenses to continue to increase as we implement our growth strategy to maintain and extend our technology leadership, expand and diversify our client base and attract and retain top talent. Our strategic initiatives may be more costly than we expect, and we may not be able to increase our revenue to offset these increased operating expenses and the additional expenses we will incur as a public company. Our revenue growth may slow or revenue may decline for a number of reasons, including increased competition, reduced demand for our solution, a decrease in the growth or size of the information security market or any failure by us to capitalize on growth opportunities. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition and results of operations may suffer.

We must continually enhance our existing services and technologies and develop or acquire new services and technologies, or we will lose clients and our competitive position will suffer.

Many of our clients operate in markets characterized by rapidly changing technologies, which require them to support a variety of hardware, software applications, operating systems and networks. As their technologies grow more complex, we expect these clients to face new and increasingly sophisticated methods of cyber attack. To maintain or increase our market share, we must continue to adapt and improve our services in response to these changes without compromising the high service levels demanded by our clients. If we fail to predict accurately or react in a timely manner to the changing needs of our clients and emerging technological trends, we will lose clients, which will negatively affect our revenue, financial condition and results of operations. The forces behind changes in technology, which we do not control, include:

•	the establishment by organizations of increasingly complex IT networks that often include a combination of on-premise, cloud and hybrid environments;

•	the rapid growth of smart phones, tablets and other mobile devices and the “bring your own device” trend in enterprises;

•	action by hackers and other threat actors seeking to compromise secure systems;

•	evolving computer hardware and software standards and capabilities;

•	changing client requirements for information technology; and

•	introductions of new products and services or enhancements to existing products and services by our competitors.

Our future growth also depends on our ability to scale our Counter Threat Platform to analyze an ever increasing number of network events. Our platform currently analyzes as many as 120 billion network events each day, and we estimate that the number of events analyzed through our services doubles approximately every 14 months. If the number of network events grows to a level that our platform is unable to process effectively, or if our platform fails to handle automatically an increasing percentage of events or is unable to process a sudden, sharp increase in the number of events, we might fail to identify network events as significant threat events, which could harm our clients and negatively affect our business and reputation.

We operate in a rapidly evolving market, and if the new services and technologies we develop or acquire do not achieve sufficient market acceptance, our growth rates will decline and our business, results of operations and competitive position will suffer.

We spend substantial amounts of time and money researching and developing new information security services and technologies and enhancing the functionality of our current services and technologies to meet the rapidly evolving demands of our clients for information security in our highly competitive industry. For us to realize the benefits from our significant investments in developing and bringing our services to market, our new or enhanced services must achieve high levels of market acceptance, which may not occur for many reasons, including as a result of:

•	delays in introducing new, enhanced or modified services that address and respond to innovations in computer technology and client requirements;

•	defects, errors or failures in any of our services;

•	any inability by us to integrate our services with the security and network technologies used by our current and prospective clients;

•	any failure by us to anticipate, address and respond to new and increasingly sophisticated security threats or techniques used by hackers and other threat actors;

•	negative publicity about the performance or effectiveness of our services; and

•	disruptions or delays in the availability and delivery of our services.

Even if the initial development and commercial introduction of any new services or enhancements to our existing services are successful, the new or enhanced services may not achieve widespread or sustained market acceptance. In such an event, our competitive position may be impaired and our revenue and profitability may be diminished. The negative effect of inadequate market acceptance on our results of operations may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new or enhanced services.

We rely on personnel with extensive information security expertise, and the loss of, or our inability to attract and retain, qualified personnel in the highly competitive labor market for such expertise could harm our business.

Our future success depends on our ability to identify, attract, retain and motivate qualified personnel. We depend on the continued contributions of Michael R. Cote, our President and Chief Executive Officer, and our other senior executives, who have extensive information security expertise. The loss of any of these executives could harm our business and distract other senior managers engaged to search for their replacements.

Our Counter Threat Unit and security analyst teams are staffed with experts in information security, software coding and advanced mathematics. Because there are a limited number of individuals with the education and training necessary to fill these roles, such individuals are in high demand. We face intense competition in hiring individuals with the requisite expertise, including from companies with greater resources than ours. As a result, we may be unable to attract and retain on a timely basis, or at all, suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, or may be required to pay increased compensation to satisfy our staffing needs. Further, if we hire personnel from competitors, we may be subject to allegations that the new employees were improperly solicited or have divulged proprietary or other confidential information in breach of agreements with their former employers. Any inability by us to attract and retain the qualified personnel we need to succeed could adversely affect our competitive market position, revenue, financial condition and results of operations.

Our quarterly results of operations or other operating measures may fluctuate significantly based on a number of factors that could make our future results difficult to predict.

Our results of operations or other operating measures have fluctuated in the past from quarter to quarter. We expect that quarterly fluctuations will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to increase sales to existing clients and to renew contracts with our clients;

•	delays in deployment of services under our client contracts;

•	our ability to attract new clients;

•	interruptions or service outages in our data centers and other technical infrastructure, other technical difficulties or security breaches;

•	client budgeting cycles, seasonal buying patterns and purchasing practices;

•	changes in our pricing policies or those of our competitors;

•	fluctuations in demand for our information security services and in the growth rate of the information security market generally;

•	the level of awareness of IT security threats and the market adoption of information security solutions;

•	the timing of the recognition of revenue and related expenses;

•	our ability to expand our direct sales force and our strategic and distribution relationships;

•	our ability to develop in a timely manner new and enhanced information security services and technologies that meet client needs;

•	our ability to retain, hire and train key personnel, including sales personnel, security analysts and members of our security research team;

•	fluctuations in available cash flow from prepayments for our services;

•	changes in the competitive dynamics of our market, including the launch of new products and services by our competitors;

•	the effectiveness and efficiency of in-house information security solutions;

•	our ability to control costs, including our operating and capital expenses;

•	our ability to keep our proprietary technologies current;

•	any failure of or technical issues with a significant number of our appliances or software;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	stock-based compensation expenses associated with attracting and retaining personnel; and

•	general economic conditions, geopolitical events and natural catastrophes.

The factors above, individually or in the aggregate, may result in significant fluctuations in our financial and other results of operations from quarter to quarter. As a result of this variability and unpredictability, you should not rely on our historical results of operations as an indication of future performance.

We face intense competition, including from larger companies, and may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for managed security and other information security services is highly competitive, and we expect competition to intensify in the future. Increased competition in our market could result in intensified pricing pressure, reduced profit margins, increased sales and marketing expenses and a failure to increase, or a loss of, market share. Our competitors vary in size and in the scope and breadth of the products and services they offer. For additional information regarding our competitors, see “Business—Competition.”

Many of our existing and potential competitors, particularly in the large enterprise market, enjoy substantial competitive advantages because of their longer operating histories, greater brand name recognition, larger client bases, more extensive client relationships or greater financial and technical resources. As a result, they may be able to adapt more quickly than we can to new or emerging technologies and changing opportunities, standards or client requirements. In addition, several of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive cybersecurity solution than each could offer individually. Mergers, consolidations or alliances among competitors, or acquisitions of our competitors by large companies, may result in more formidable competition for us if their security products and services are bundled into sales packages with their widely utilized non-security related products and services. For example, large telecommunications companies may choose in the future to integrate managed security services aggressively as a complement to their existing communications offerings. In addition, we expect pricing pressures within the information security market to intensify as a result of action by our larger competitors to reduce the prices of their security monitoring, detection and prevention products and managed security services. If we are unable to maintain or improve our competitive position with respect to our current or future competitors, our failure to do so could adversely affect our revenue growth and financial condition.

If we are unable to attract new clients, retain existing clients or increase our annual contract values, our revenue growth will be adversely affected.

To achieve revenue growth, we must expand our client base, retain existing clients and increase our annual contract values. In addition to attracting additional large enterprise and small and medium-sized business clients, we intend to pursue non-U.S. clients, government entity clients and clients in other industry sectors in which our competitors may have a stronger position. The renewal rates of our existing clients may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the price of our services, the prices or availability of competing services and technologies or consolidation within our client base. If we fail to attract new clients, or our clients do not renew their contracts for our services or renew them on less favorable terms, our revenue may cease to grow or may decline and our business may suffer.

We offer our managed security services and advanced threat intelligence services on a subscription basis under contracts with initial terms that typically range from one to three years and, as of January 30, 2015, averaged two years in duration. Our clients have no obligation to renew their contracts after the expiration of their terms, and we cannot be sure that client contracts will be renewed on terms favorable to us or at all. The fees we charge for our services vary based on a number of factors, including the services selected, the number of client devices covered by the selected services and the level of management we provide for the service. Our initial contracts with clients may include fees for hardware, installation and professional services that we may not receive upon renewal of the contracts. Further, if a client renews a contract for a term longer than the preceding term, it may pay us greater total fees than it paid under the preceding contract, but still pay lower average annual fees, because we generally offer discounted service rates in connection with longer contract terms. In any of these situations, we would need to sell additional services to maintain the same level of annual fees from the client. Some clients elect not to renew their contracts with us or renew them on less favorable terms, and we may not be able on a consistent basis to increase our annual contract values by obtaining advantageous contract renewals.

The loss of, or significant reduction in purchases by, our largest client could adversely affect our business and financial results.

In fiscal 2015, we derived approximately 11% of our revenue from Bank of America, N.A., or Bank of America, which is our largest client. Our business, financial condition and results of operations could suffer if Bank of America were to terminate or significantly curtail its purchases of our services, if we were unable to sell our services to Bank of America on terms substantially as favorable to us as the terms under our current agreement, or if we were to experience delays in collecting payments from Bank of America. We provide managed security services to Bank of America under supplements entered into from time to time under a master services agreement. Bank of America may terminate any supplement for convenience and without cause at any time. The master services agreement will terminate automatically two years after the date on which there are no supplements outstanding under the agreement and may be terminated by the parties for cause under specified circumstances. Bank of America may choose not to continue purchasing services from us in the future. The continuation of our business relationship with Bank of America, and the amount and timing of Bank of America’s purchases and payments, might be adversely affected by general economic conditions, significant changes within the financial services industry or in the regulation of that industry, competition from other providers of managed security services, changes in Bank of America’s demand for our services and other factors beyond our control.

We generate a significant portion of our revenue from clients in the financial services industry, and changes within that industry or an unfavorable review by the federal banking regulatory agencies could reduce demand for our services.

We derived approximately 38% of our revenue in fiscal 2015 from financial services institutions and expect to continue to derive a substantial portion of our revenue from clients in the financial services industry. Any of a variety of changes in that industry could adversely affect our revenue, profitability and financial condition. Spending by financial services clients on technology generally has fluctuated, and may continue to fluctuate, based on changes in economic conditions and on other factors, such as decisions by clients to reduce or restructure their technology spending in an attempt to improve profitability. Further, mergers or consolidations of financial institutions could reduce our current and potential client base, resulting in a smaller market for our services.

Some of our services have been deemed to be mission-critical functions of our financial institution clients that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council, or the FFIEC. We therefore are subject to examination by the member agencies of the FFIEC. The agencies conduct periodic reviews of our operations to identify existing or potential risks associated with our operations that could adversely affect our financial institution clients, evaluate our risk management systems and controls, and determine our compliance with applicable laws that affect the services we provide to financial institutions. Areas of examination include our management of technology, data integrity, information confidentiality, service availability and financial stability. A sufficiently unfavorable review could result in our financial institution clients not being allowed, or not choosing, to continue using our services, which could adversely affect our revenue, financial condition and results of operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan and maintain high levels of client service, and our operations may be disrupted.

We have substantially increased our overall headcount and expanded our business and operations in recent periods. Our revenue grew from $172.8 million in fiscal 2013 to $262.1 million in fiscal 2015, and our client base grew approximately 19% from approximately 3,200 managed security services clients as of February 1, 2013 to over 3,800 managed security services clients as of January 30, 2015. In addition, our headcount grew from 1,235 full time employees at January 31, 2013 to 1,735 employees at May 1, 2015. As our client base continues to grow, we will be required to further expand our operations, which could place a strain on our resources and infrastructure and affect our ability to maintain the quality of our services, deploy our services, support our clients after deployment and foster our client-focused culture. If we are unable to manage our growth, expenses or business effectively, our financial condition, results of operations and profitability could be adversely affected.

As we grow, we must continue to manage efficiently our employees, operations, finances, research and development and capital investments. Our productivity, client-focused culture and the quality of our services may be negatively affected if we do not integrate and train our new employees, particularly our sales and account management personnel, quickly and effectively. In addition, we may need to make substantial investments in additional IT infrastructure to support our growth and will need to maintain or improve our operational, financial and management controls and our reporting procedures, which will require substantial management effort and additional investments in our operations. Further, if we expand our service offerings, we may compete more directly with security software and service providers that may be better established or have greater resources than we do, our relationships with our channel and strategic partners may be impaired and we may be required to comply with additional industry regulations.

Failure to maintain high-quality client service and support functions could adversely affect our reputation and growth prospects.

Once our solution is deployed within our clients’ networks, our clients depend on our technical and other support services to ensure the security of their IT systems. If we fail to hire, train and retain qualified technical support and professional services employees, our ability to satisfy our clients’ requirements could be adversely affected, particularly if the demand for our solution expands more rapidly than our ability to implement and support it. If we do not effectively assist our clients to deploy our solution, resolve post-deployment issues or provide effective ongoing support, our ability to sell additional services or subscriptions to existing clients could suffer and our reputation with potential clients could be damaged. If we fail to meet the requirements of our existing clients, particularly larger enterprises that may require higher levels of support, it may be more difficult to realize our strategy of selling higher-margin or different types of services to those clients.

Our results of operations may be adversely affected by service level agreements with some of our clients that require us to provide them with credits for service failures or inadequacies.

We have agreements with some of our clients in which we have committed to provide them our services at specified levels. If we are unable to meet the commitments, we may be obligated to extend service credits to such clients, or could face terminations of the service agreements. Damages for failure to meet the service levels specified in our service level agreements generally are limited to the fees charged over the previous 12 months but, if challenged, such limits on damages payable by us may not be upheld, and we may be required to pay damages greater than such fees. Repeated or significant service failures or inadequacies could adversely affect our results of operations and financial condition.

If we are unable to continue the expansion of our sales force, the growth of our business could be harmed.

We are substantially dependent on our direct sales force to obtain new clients and increase sales to existing clients, and believe that our growth will be constrained if we are not successful in recruiting, training and retaining a sufficient number of qualified sales personnel. There is significant competition for sales personnel with the deep skills and technical knowledge that are required to sell our information security services. We may be unable to hire or retain sufficient numbers of qualified individuals in the domestic and international markets in which we do business or plan to do business. Because we continue to grow rapidly, a large percentage of our sales force is new to our company. Newly hired sales personnel require extensive training and experience in selling activity before they achieve full productivity. Sales force members that we have hired recently or plan to hire may not become productive as quickly as we expect. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new clients or increasing sales to our existing client base, our business, results of operations and growth prospects will be adversely affected.

Our sales cycles are long and unpredictable, and our sales efforts require considerable time and expense, which could adversely affect our results of operations.

Sales of our information security services usually require lengthy sales cycles, which are typically three to nine months, but can exceed 12 months for larger clients. Sales to our clients can be complex and require us to educate our clients about our technical capabilities and the use and benefits of our services. Clients typically undertake a significant evaluation and acceptance process, and their subscription decisions frequently are influenced by budgetary constraints, technology evaluations, multiple approvals and unplanned administrative, processing and other delays. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will generate long-term services contracts. If we do not realize the sales we expect from potential clients, our revenue and results of operations could be adversely affected.

As we continue to expand sales of our information security services to clients located outside the United States, our business increasingly will be susceptible to risks associated with international sales and operations.

We have limited experience operating in international jurisdictions compared to our experience operating in the United States and expect to increase our presence internationally through additional relationships with local and regional strategic and distribution partners and potentially through acquisitions. In fiscal 2015, approximately 14% of our revenue was attributable to sales to clients located outside the United States, compared to approximately 12% in fiscal 2014 and approximately 8% in fiscal 2013. Our lack of experience in operating our business outside the United States increases the risk that any international expansion efforts will not be successful. In addition, operating in international markets requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce the expected levels of revenue or earnings.

Conducting international operations subjects us to risks that include:

•	localization of our services, including translation of our Internet-based portal interface into additional foreign languages, provision of client support in foreign languages and creation of localized agreements;

•	the burdens of complying with a wide variety of international laws, regulations and legal standards, including local data privacy laws, local consumer protection laws that could regulate permitted pricing and promotion practices, and restrictions on the use, import or export of encryption technologies;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	fluctuations in foreign currency exchange rates;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our services in some international markets;

•	difficulties in managing and staffing international operations;

•	compliance with U.S. laws that apply to foreign operations, including the Foreign Corrupt Practices Act, or the FCPA, the Trading With the Enemy Act and regulations of the Office of Foreign Assets Control;

•	potentially adverse tax consequences and compliance costs resulting from the complexities of international value added tax systems, restrictions on the repatriation of earnings and overlap of different tax regimes;

•	reduced or varied protection of intellectual property rights in some countries that could expose us to increased risk of infringement of our patents; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

The occurrence of any of these risks could negatively affect our international business and, consequently, our overall business, results of operations and financial condition.

An inability to expand our key distribution relationships would constrain the growth of our business.

We intend to expand our distribution relationships to increase domestic and international sales. Approximately 6% of our revenue in fiscal 2015 was generated through our channel partners, which include referral agents, regional value-added resellers and trade associations. Our strategy is to increase the percentage of our revenue that we derive from sales through our channel partners. Our inability to maintain or further develop relationships with our current and prospective distribution partners could reduce sales of our information security services and adversely affect our revenue growth and financial condition.

Our agreements with our partners generally are non-exclusive, and our partners may have more established relationships with one or more of our competitors. If our partners do not effectively market and sell our services, if they choose to place greater emphasis on their own products or services or those offered by our competitors or if they fail to meet our clients’ needs, our ability to expand our business and sell our services may be adversely affected. Our business also may suffer from the loss of a substantial number of our partners, the failure to recruit additional partners, any reduction or delay in the sales of our services by our partners, or conflicts between sales by our partners and our direct sales and marketing activities. The gross margins to us from sales by our partners generally are lower than gross margins to us from direct sales. In addition, sales by our partners are more likely than direct sales to involve collectability concerns and may contribute to periodic fluctuations in our results of operations.

Our technology alliance partnerships expose us to a range of business risks and uncertainties that could have a material adverse effect on our business and financial results.

We have entered, and intend to continue to enter, into technology alliance partnerships with third parties to support our future growth plans. Such relationships include technology licensing, joint technology development and integration, research cooperation, co-marketing and sell-through arrangements. We face a number of risks relating to our technology alliance partnerships that could prevent us from realizing the benefits we seek from these partnerships on a timely basis or at all. Technology alliance partnerships can require significant coordination between the partners and a significant commitment of time and resources by their technical staffs. In cases where we wish to integrate a partner’s products or services into our solution, the integration process may be more difficult than we anticipate, and the risk of integration difficulties, incompatibility and undetected programming errors or defects may be higher than the risks normally associated with the introduction of new products or services. In addition, we have no assurance that any particular relationship will continue for any specific period of time. If we lose a significant technology alliance partner, we could lose the benefit of our investment of time, money and resources in the relationship. Moreover, we could be required to incur significant expenses to develop a new strategic alliance or to formulate and implement an alternative plan to pursue the opportunity that we targeted with the former partner.

Real or perceived defects, errors or vulnerabilities in our solution or the failure of our solution to prevent a security breach could disrupt our business, harm our reputation, cause us to lose clients and expose us to costly litigation.

Our solution is complex and may contain defects or errors that are not detected until after its adoption by our clients. As a result of such defects, our clients may be vulnerable to cyber attacks and hackers or other threat actors may misappropriate our clients’ data or other assets or otherwise compromise their IT systems. In addition, because the techniques used to access or sabotage IT systems and networks change frequently and generally are not recognized until launched against a target, an advanced attack could emerge that our solution is unable to detect or prevent. Further, as a well-known information security service provider, we are a high-profile target, and our websites, networks, information systems, services and technologies may be selected for sabotage, disruption or misappropriation by attacks specifically designed to interrupt our business and harm our reputation. Our services frequently involve the collection, filtering and logging of our clients’ information, and our enterprise operations involve the collection, processing, storage and disposal of our own human resources, intellectual property and other information. A security breach of proprietary information could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our services that could potentially have an adverse effect on our business.

If any of our clients experiences an IT security breach after adopting our solution, even if our solution has blocked the theft of any data or provided some form of remediation, the client could be disappointed with our solution and could look to our competitors for alternatives to our services. Further, if any enterprise or government entity publicly known to use our solution is the subject of a publicized cyber attack, some of our other current clients could seek to replace our services with those provided by our competitors. Any real or perceived defects, errors or vulnerabilities in our solution, or any other failure of our solution to detect an advanced threat, could result in:

•	expenditure of significant financial and development resources in efforts to analyze, correct, eliminate or work-around the cause of any related vulnerabilities;

•	loss of existing or potential clients or channel partners;

•	delayed or lost revenue;

•	extension of service credits to affected clients, which would reduce our revenue;

•	failure to attain or retain market acceptance; and

•	litigation, regulatory inquiries or investigations that may be costly and harm our reputation.

Any person that circumvents our security measures could misappropriate the confidential information or other valuable property of our clients or disrupt their operations. If such an event occurs, affected clients or others may sue us, and defending a lawsuit, regardless of its merit, could be time-consuming and costly. Because our services provide and monitor information security and may protect valuable information, we could face liability claims or claims for breach of service level agreements. Provisions in our service agreements that limit our exposure to liability claims may not be enforceable in some circumstances or may not protect us fully against such claims and related costs. Alleviating any of these problems could require significant expenditures by us and result in interruptions to and delays in our services, which could cause us to lose existing or potential clients and damage our business and prospects.

If our services do not interoperate with our clients’ IT infrastructure, our services may become less competitive and our results of operations may be harmed.

Our services must effectively interoperate with each client’s existing or future IT infrastructure, which often has different specifications, utilizes multiple protocol standards, deploys products and services from multiple vendors and contains multiple generations of products and services that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems and avoid disruptions in providing software updates or patches to defend against particular vulnerabilities. Ineffective interoperation could increase the risk of a successful cyber attack and violations of our service level agreements, which would require us to provide service credits that would reduce our revenue.

In addition, government entities and other clients may require our services to comply with security or other certifications and standards. If our services are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards before we do, we may be disqualified from selling our services to such clients or otherwise may be placed at a competitive disadvantage.

Loss of our right or ability to use various third-party technologies could significantly disrupt our business.

We incorporate some third-party technologies into our service technologies and may seek to incorporate additional third-party technologies in the future. Any loss of our right to use third-party or other technologies could result in delays in producing or delivering our services until we identify and integrate equivalent technologies. If any of the technologies we license or purchase from others, or functional equivalents of these technologies, are no longer available to us or are no longer offered to us on commercially reasonable terms, we would be required either to redesign our services and devices to function with technologies available from other parties or to develop these components ourselves, which could result in increased costs or delays in service delivery and in the release of new service offerings. We also might have to limit the features available in our current or future services. If we fail to maintain or renegotiate some of our technology agreements with third parties, we could face significant delays and diversion of resources in attempting to license and integrate other technologies with equivalent functions. Any errors or defects in third-party technologies, any inability to utilize third-party technologies as contemplated, or any inability to procure and implement suitable replacement technologies could adversely affect our business and results of operations by impeding delivery of our solution.

Evolving information security and data privacy laws and regulations may result in increased compliance costs, impediments to the development or performance of our offerings and monetary or other penalties.

Because our services process client data that may contain personal identifying information or other potentially sensitive information, we are or may become subject to federal, state and foreign laws and regulations regarding the privacy and protection of such client data. The application, interpretation and enforcement of these laws and regulations are often uncertain and can be inconsistent from jurisdiction to jurisdiction. Foreign privacy and data protection laws and regulations can be more restrictive than those in the United States. In addition, U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. For example, the European Union is currently considering a proposed general data protection regulation that may include operational requirements for companies that receive personal data that are different than those currently in place, and that may also include significant penalties for noncompliance. The costs of compliance with, and other burdens imposed by, these existing and proposed laws and regulations may become substantial and may limit the use and adoption of our offerings, require us to change our business practices, impede the performance and development of our services, or lead to significant fines, penalties or liabilities for noncompliance with such laws or regulations.

If we are not able to maintain and enhance our brand, our revenue and profitability could be adversely affected.

We believe that maintaining and enhancing the SecureWorks brand is critical to our relationships with our existing and potential clients, channel partners and employees and to our revenue growth and profitability. Our brand promotion activities, however, may not be successful. Any successful promotion of our brand will depend on our marketing and public relations efforts, our ability to continue to offer high-quality information security services and our ability to differentiate successfully our services from those of our competitors. We believe our association with Dell has helped us to build relationships with many of our clients because of Dell’s globally recognized brand and favorable market perception of the quality of its products. If we discontinue this association in the future, our ability to attract new clients may suffer. In addition, extending our brand to new services that differ from our current offerings may dilute our brand, particularly if we fail to maintain our quality standards in providing the new services. Moreover, it may be difficult to maintain and enhance our brand in connection with sales through channel partners. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as the information security market becomes more competitive and as we continue to increase our geographic footprint. To the extent that our promotional activities yield increased revenue, the revenue may not offset the expenses we incur.

We may expand through acquisitions of other companies, which may divert our management’s attention from our current business and could result in unforeseen operating difficulties, increased costs and dilution to our stockholders.

We may make strategic acquisitions of other companies to supplement our internal growth. We could experience unforeseen operating difficulties in assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, especially if the key personnel of any acquired company choose not to work for us. Further, future acquisitions may:

•	involve our entry into geographic or business markets in which we have little or no experience;

•	create difficulties in retaining the clients of any acquired business;

•	result in a delay or reduction of client sales for both us and the company we acquire because of client uncertainty about the continuity and effectiveness of services offered by either company; and

•	disrupt our existing business by diverting resources and significant management attention that otherwise would be focused on development of the existing business.

To complete an acquisition, we may be required to use a substantial amount of our cash, engage in equity or debt financings or enter into credit agreements to secure additional funds. If we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges senior to those of our Class A common stock. Any debt financing obtained by us in the future could involve restrictive covenants that will limit our capital-raising activities and operating flexibility. In addition, we may not be able to obtain additional financing on terms favorable to us or at all, which could limit our ability to engage in acquisitions, and may not realize the anticipated benefits of any acquisition we are able to complete. An acquisition also may negatively affect our results of operations because it may:

•	expose us to unexpected liabilities;

•	require us to incur charges and substantial indebtedness or liabilities;

•	have adverse tax consequences;

•	result in acquired in-process research and development expenses, or in the future require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets; or

•	fail to generate a financial return sufficient to offset acquisition costs.

Because we recognize revenue ratably over the terms of our managed security and threat intelligence services contracts, decreases in sales of these services may not immediately be reflected in our results of operations.

Over the past three years, approximately 80% of our revenue was derived from subscription services attributable to managed security services contracts, while approximately 20% was derived from professional services engagements. Our subscription contracts typically range from one to three years in duration, and as of January 30, 2015, averaged two years in duration. Revenue related to these contracts is recognized ratably over the term of the services contract. As a result, we derive most of our quarterly revenue from contracts we entered into during previous fiscal quarters. A decline in new or renewed contracts and any renewals at reduced annual dollar amounts in a particular quarter may not be reflected in any significant manner in our revenue for that quarter, but would negatively affect revenue in future quarters. Accordingly, the effect of significant downturns in bookings may not be fully reflected in our results of operations until future periods. As of January 30, 2015, approximately 43% of our clients were billed in advance under their service contracts. We may not be able to adjust our outflows of cash to match any decreases in cash received from prepayments if sales decline. In addition, we may be unable to adjust our cost structure to reflect reduced revenue, which would have a negative effect on our earnings in future periods. Our subscription model also makes it difficult for us to increase our revenue rapidly through additional sales in any period, as revenue from new clients must be recognized over the applicable contract term. Accordingly, the effect of significant downturns in sales and market acceptance of our services may not be fully reflected in our results of operations in the current period, making it more difficult for investors to evaluate our financial performance.

Because we typically expense sales commissions paid to our strategic and distribution partners upon entering contracts for the services sold and recognize the revenue associated with such sales over the terms of the contracts, our operating income in any period may not be indicative of our future performance.

In connection with sales facilitated by our strategic and distribution partners, which accounted for approximately 6% of our revenue for fiscal 2015, we typically expense the associated commissions paid to such partners, which were approximately $0.4 million for fiscal 2015, at the time we enter into the client contract for our services. In contrast, we recognize the revenue associated with the sales of our services ratably over the term of a client contract, which, as of January 30, 2015, had an average term of two years. The commissions associated with increased sales from our strategic and distribution partners could reduce our operating income. In addition, the number of sales through our strategic and distribution partners may fluctuate within a period. Therefore our operating income during any one quarter may not be a reliable indicator of our future financial performance.

If the estimates or judgments relating to our critical accounting policies prove to be incorrect, our reported results of operations may be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in our combined financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our reported results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. Significant assumptions and estimates used in preparing our combined financial statements include those related to revenue recognition, accounting for deferred commissions, establishing income tax provisions and estimating the amount of loss contingencies. In addition, GAAP is subject to interpretation by the Securities and Exchange Commission, or the SEC, and various other bodies. A change in GAAP or interpretations of GAAP could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our revenue and expenses denominated in foreign currencies are subject to fluctuations due to changes in foreign currency exchange rates. As we expand internationally in accordance with our growth strategy, we will enter into more sales contracts denominated in foreign currencies and incur an increasing portion of our operating expenses outside the United States. Further, a strengthening of the U.S. dollar could increase the real cost of our services and subscriptions to our clients outside of the United States, which could adversely affect our financial condition and results of operations. We do not currently hedge against the risks associated with currency fluctuations, but may do so in the future. Any such hedges may be ineffective to protect us fully against foreign currency risk.

Governmental export or import controls could subject us to liability or limit our ability to compete in foreign markets.

Our information security services and technologies incorporate encryption technology and may be exported outside the United States only if we obtain an export license or qualify for an export license exception. Compliance with applicable regulatory requirements regarding the export of our services and technologies may create delays in the introduction of our services and technologies in international markets, prevent our clients with international operations from utilizing our services and technologies throughout their global systems or prevent the export of our services and technologies to some countries altogether. In addition, various countries regulate the import of our appliance-based technologies and have enacted laws that could limit our ability to distribute, and our clients’ ability to implement, our technologies in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our services and technologies by existing clients with international operations, loss of sales to potential clients with international operations and decreased revenue. If we fail to comply with export and import regulations, we may be denied export privileges, be subjected to fines or other penalties or fail to obtain entry for our technologies into other countries.

Failure to comply with the Foreign Corrupt Practices Act, and similar laws associated with our current and future international activities, could subject us to penalties and other adverse consequences.

In some countries where we currently operate or expect to conduct business in the future, it is common to engage in business practices that are prohibited by U.S. laws and regulations, including the FCPA. Such laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Although we have implemented policies and procedures to discourage such practices, some of our employees, consultants, sales agents or channel partners, including those that may be based in or from countries where practices that violate U.S. laws may be customary, may take actions in violation of our procedures and for which we ultimately may be responsible. Violations of the FCPA may result in severe criminal or civil sanctions, including suspension or debarment from contracting with government entities in the United States, and could subject us to other liabilities, which could negatively affect our business and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and will be required to maintain effective disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management and is recorded, processed, summarized and reported within the periods specified in SEC rules and forms. Because of the inherent limitations in our control system, however, misstatements due to error or fraud may occur and not be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Earthquakes, fires, power outages, floods, terrorist attacks and other catastrophic events could disrupt our business and ability to serve our clients.

A significant natural disaster, such as an earthquake, a fire, a flood or significant power outage, could have a material adverse effect on our business, results of operations or financial condition. Although our four security operations centers are designed to be redundant and to offer seamless backup support in an emergency, we rely on two primary data centers to sustain our operations. While each of these data centers is capable of sustaining our operations individually, a simultaneous failure of the centers could disrupt our ability to serve our clients. In addition, our ability to perform services as agreed with our clients depends on the ability of our supply chain, manufacturing vendors or logistics providers to deliver products or perform services we have procured from them. If any natural disaster impairs the ability of our vendors or service providers to support us on a timely basis, our ability to perform our client engagements may suffer. Acts of terrorism or other geopolitical unrest also could cause disruptions in our business or the business of our supply chain, manufacturing vendors or logistics providers. The adverse impacts of these risks may increase if the disaster recovery plans for us and our suppliers prove to be inadequate.

Risks Related to Intellectual Property

We rely in part on patents to protect our intellectual property rights, and if our patents are ineffective in doing so, third parties may be able to use aspects of our proprietary technology without compensating us.

As of January 30, 2015, we owned four issued patents and one pending patent application in the United States and four issued patents and two pending patent applications outside the United States. In addition, Dell owned seven issued patents and nine pending patent applications in the United States that will be contributed to us under an intellectual property contribution agreement with Dell Inc. and its subsidiaries before the completion of this offering. Obtaining, maintaining and enforcing our patent rights is costly and time consuming. Moreover, any failure of our patents and patent strategy to protect our intellectual property rights adequately could harm our competitive position. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to modify or narrow our claims, and even if any of our pending patent applications issue, such patents may not provide us with meaningful protection or competitive advantages, and may be circumvented by third parties. Changes in patent laws, implementing regulations or the interpretation of patent laws may diminish the value of our rights. Our competitors may design around technologies we have patented, licensed or developed. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our services or practicing our own patented technology.

Third parties may challenge any patent that we own or license, through adversarial proceedings in the issuing offices or in court proceedings, including as a response to any assertion of our patents against them. In any of these proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable or, even if valid and enforceable, insufficient to provide adequate protection against competing services. The standards by which the United States Patent and Trademark Office and its foreign counterparts grant technology-related patents are not always applied predictably or uniformly. The legal systems of some countries do not favor the aggressive enforcement of patents, and the laws of other countries may not allow us to protect our inventions with patents to the same extent as U.S. laws. If any of our patents are challenged, invalidated or circumvented by third parties, and if we do not own or have exclusive rights to other enforceable patents protecting our services or other technologies, competitors and other third parties could market products or services and use processes that incorporate aspects of our proprietary technology without compensating us, which may have an adverse effect on our business.

If we are unable to protect, maintain or enforce our non-patented intellectual property rights and proprietary information, our competitive position could be harmed and we could be required to incur significant expenses in order to enforce our rights.

Our business relies in part on non-patented intellectual property rights and proprietary information, such as trade secrets, confidential information and know-how, all of which offer only limited protection to our technology. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in the information technology industry are highly uncertain and evolving. Although we regularly enter into nondisclosure and confidentiality agreements with employees, vendors, clients and other third parties, these agreements may be breached or otherwise fail to prevent disclosure of proprietary or confidential information effectively or to provide an adequate remedy in the event of such unauthorized disclosure. In addition, the existence of our own trade secrets affords no protection against independent discovery or development of such trade secrets by other persons. If our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. Our ability to police that misappropriation or infringement is uncertain, particularly in other countries. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position.

Claims by others that we infringe their proprietary technology could harm our business and financial condition.

Third parties could claim that our technologies and the processes underlying our services infringe or otherwise violate their proprietary rights. The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation, including by non-practicing entities, based on allegations of infringement or other violations of intellectual property rights, and we expect that such claims may increase as competition in the information security market continues to increase, as we introduce new services (including in geographic areas where we currently do not operate) and as business model or product or service overlaps between our competitors and us continue to occur. For example, SRI International, Inc., or SRI International, has filed litigation against us and Dell alleging that aspects of our business and services infringe and induce the infringement of U.S. patents 6,711,615 and 6,484,203. SRI International seeks damages (including enhanced damages for alleged willful infringement), a recovery of costs and attorneys’ fees as well as other relief as the court deems appropriate. For more information about this litigation, see “Business—Legal Proceedings.”

To the extent that we achieve greater prominence and market exposure as a public company, we may face a higher risk of being the target of intellectual property infringement claims. From time to time, we may receive notices alleging that we have infringed, misappropriated or misused other parties’ intellectual property rights. There may be third-party intellectual property rights, including patents and pending patent applications, that cover significant aspects of our technologies, processes or business methods. Any claims of infringement by a third party, even claims without merit, could cause us to incur substantial defense costs and could distract our management and technical personnel from our business, and there can be no assurance that our technologies and processes will be able to withstand such claims. Competitors may have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages, which potentially could include treble damages if we are found to have willfully infringed patents. A judgment also could include an injunction or other court order that could prevent us from offering our services. In addition, we might be required to seek a license or enter into royalty arrangements for the use of the infringed intellectual property, which may not be available on commercially reasonable terms or at all. The failure to obtain a license or the costs associated with any license could materially and adversely affect our business, financial condition and results of operations. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, we could be precluded from continuing to use such intellectual property. Parties with which we currently have license agreements, or with which we may enter into license agreements in the future, including Dell, may have the right to terminate such agreements for our material breach or for convenience at any time, which could affect our ability to make use of material intellectual property rights. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and ultimately might not be successful.

Third parties also may assert infringement claims against our clients relating to our devices or technology. Any of these claims might require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because under specified conditions we agree to indemnify our clients from claims of infringement of proprietary rights of third parties. If any of these claims were to succeed, we might be forced to pay damages on behalf of our clients, which could adversely affect our profitability and harm our reputation in the industry.

Our use of open source technology could require us in some circumstances to make available source code of our modifications to that technology, which could include source code of our proprietary technologies, and also may restrict our ability to commercialize our services.

Some of our services and technologies incorporate software licensed by its authors or other third parties under open source licenses. To the extent that we use open source software, we face risks arising from the scope and requirements of common open source software licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based on the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary technology with open source software in a certain manner, we may face claims from time to time from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. For example, the GNU General Public License, or GPL, could subject certain portions of our proprietary technologies to the GPL requirements, and these, or similar requirements, may have adverse effects on our sale of services incorporating any such software.

Our ability to commercialize services or technologies incorporating open source software may be restricted because, among other reasons, open source license terms may be ambiguous and may result in unanticipated or uncertain obligations regarding our services, litigation or loss of the right to use this software. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Therefore, there is a risk that the terms of these licenses will be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our services, and we could be required to (1) seek licenses from third parties in order to continue offering our services, (2) re-engineer our technology or (3) discontinue offering our services if re-engineering cannot be accomplished in a commercially reasonable manner. In addition, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software, and it may be difficult for us to identify accurately the developers of the open source code and determine whether the open source software infringes third-party intellectual property rights. We would be subject to similar risks with respect to software or technologies we acquire that include open source components. Our need to comply with unanticipated license conditions and restrictions, the need to seek licenses from third parties or any judgments requiring us to provide remedies typically covered by third-party product warranties, as a result of our use of open source software, could adversely affect our business, results of operations and financial condition.

Risks Related to Our Relationship with Dell and Denali

As long as Denali controls us, your ability to influence matters requiring stockholder approval will be limited.

We have been an indirect wholly-owned subsidiary of Dell Inc. and Dell Inc.’s subsidiaries since our acquisition by Dell on February 8, 2011. On October 29, 2013, Dell Inc. was acquired in a going-private transaction by Denali Holding Inc., a holding corporation owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, his related family trust, investment funds affiliated with Silver Lake Partners (a private equity firm), investment funds affiliated with MSDC Management L.P., an investment manager related to MSD Capital (a firm founded for the purpose of managing investments of Mr. Dell and his family), members of Dell’s management and other investors. Upon the completion of the going-private transaction, we became an indirect wholly-owned subsidiary of Denali.

Upon the completion of this offering, Denali will beneficially own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, including Dell Marketing L.P., no outstanding shares of our Class A common stock and all                  outstanding shares of our Class B common stock, which will represent approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately     % and     %, respectively, if the underwriters exercise their over-allotment option in full). Investors in this offering will not be able to affect the outcome of any stockholder vote while Denali controls the majority of the voting power of our outstanding common stock. Denali will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	the appointment and removal of our directors and executive officers;

•	determinations with respect to our business direction and policies, including financing policies;

•	determinations with respect to mergers, business combinations, dispositions of assets or other extraordinary corporate transactions;

•	the payment of dividends or other distributions on, or repurchases of, our common stock;

•	executive compensation and benefit programs and other human resources policy decisions; and

•	agreements that may adversely affect us.

If Denali does not provide any requisite consent allowing us to conduct particular activities or take other corporate actions when requested, we will not be able to conduct such activities, and as a result, our business and our results of operations may be adversely affected.

Denali could have interests that differ from, or conflict with, the interests of our other stockholders, and could cause us to take corporate actions even if the actions are not favorable to us or our other stockholders, or are opposed by our other stockholders. For example, Denali’s voting control and its additional rights described above could discourage or prevent a change in control of our company even if some of our other stockholders might favor such a transaction. Even if Denali were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of significant corporate actions by us for as long as it owns a significant portion of the voting power. If Denali is acquired or otherwise experiences a change in control, any acquiror or successor will be entitled to exercise Denali’s voting control and contractual rights with respect to us, and might do so in a manner that could vary significantly from the manner in which Denali would have exercised such rights.

Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and Dell or Denali with respect to our past and ongoing relationships may adversely affect our business and prospects.

Potential conflicts or disputes may arise between Dell or Denali and us in a number of areas relating to our ongoing relationships, including:

•	actual or anticipated variations in our quarterly or annual results of operations;

•	tax, employee benefit, indemnification and other matters arising from our changed relationship with Dell;

•	employee retention and recruiting;

•	business combinations involving us;

•	our ability to engage in activities with certain channel, technology or other marketing partners;

•	sales or dispositions by Denali of all or any portion of its beneficial ownership interest in us;

•	the nature, quality and pricing of services Dell has agreed to provide us;

•	business opportunities that may be attractive to both Dell and us; and

•	product or technology development or marketing activities that may require consent of Dell or Denali.

The resolution of any potential conflicts or disputes between us and Dell or Denali over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated party.

The shared services agreement, employee matters agreement, tax matters agreement, intellectual property agreements, real estate-related agreements and commercial agreements we will enter into with Dell, Denali or their subsidiaries, which are described in this prospectus, will be of varying durations and may be amended upon agreement of the parties. The terms of these agreements were primarily determined by Dell, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. For so long as we are controlled by Denali, we may not be able to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.

If Dell, Denali or their affiliates engage in the same type of business we conduct or take advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

Our charter provides that, except as otherwise agreed in writing between us and Denali, Dell, Denali or their affiliates (other than us or our controlled affiliates), referred to as the Denali Entities, will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as those in which we are engaged;

•	doing business with any of our clients or vendors; or

•	employing or otherwise engaging, or soliciting for such purpose, any of our officers, directors or employees.

In addition, our charter addresses potential conflicts of interest between our company, on the one hand, and the Denali Entities and their respective officers and directors who are officers or directors of our company, on the other hand. If any Denali Entity is offered, or acquires knowledge of, a potential corporate opportunity suitable for both it and us, we will have no interest in that opportunity. Our charter also provides that if any of our directors or officers who is also a director or officer of any Denali Entity is offered, or acquires knowledge of, a potential corporate opportunity suitable for both the Denali Entity and us, we will have no interest in that opportunity unless the opportunity is expressly offered to that person in writing solely in such person’s capacity as our director or officer.

These provisions of our charter could result in the Denali Entities having rights to corporate opportunities in which both we and the Denali Entities have an interest. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions. See “Description of Our Capital Stock—Corporate Opportunity Charter Provisions.”

Our historical financial information as a subsidiary of Dell may not be representative of our results as an independent public company.

The historical financial statements and the related financial information presented in this prospectus do not purport to reflect what our results of operations, financial position, equity, or cash flows would have been if we had operated as a stand-alone public company during the periods presented. Our combined financial statements include allocations for various corporate services Dell has provided to us in the ordinary course of our business, including finance, tax, human resources, legal, IT, procurement and facilities-related services. As a result, the historical financial statements included in this prospectus may not be comparable to the financial statements of the stand-alone public company after this offering. We have not made pro forma adjustments to reflect many significant changes that may occur in our cost structure, funding and operations as a result of our transition to operation as a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded company.

To preserve Denali’s ability to conduct a tax-free distribution of the shares of our Class B common stock that it beneficially owns and its ability to consolidate with us for tax purposes, we may be prevented from pursuing opportunities to raise capital, acquire other companies or undertake other transactions, which could hurt our ability to grow.

To preserve its ability to effect a future tax-free spin-off of us, or certain other tax-free transactions involving us, Denali is required to maintain “control” of us within the meaning of Section 368(c) of the Internal Revenue Code, which is defined as 80% of the total voting power and 80% of each class of nonvoting stock. In addition, to preserve its ability to consolidate with us for tax purposes, Denali generally is required to maintain 80% of the voting power and 80% of the value of our outstanding stock. Before the completion of this offering, we will enter into a tax matters agreement with Denali, which will restrict our ability to issue any stock, issue any instrument that is convertible, exercisable or exchangeable into any of our stock or which may be deemed to be equity for tax purposes, or take any other action that would be reasonably expected to cause Denali to beneficially own stock in us that, on a fully diluted basis, does not constitute “control” within the meaning of Section 368(c) of the Internal Revenue Code or cause a deconsolidation of us for tax purposes with respect to the Denali consolidated group. We also will agree to indemnify Denali for any breach by us of the tax matters agreement. As a result, we may be prevented from pursuing acquisitions or other growth initiatives that involve issuing equity securities as consideration or raising equity capital.

Our ability to operate our business effectively may suffer if we are unable to establish in a cost-effective manner our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other agreements with Dell.

As a subsidiary of Dell, we have relied on administrative and other resources of Dell to operate our business. In connection with this offering, we will enter into various agreements to retain the ability for varying periods to use these Dell resources. These services may not be sufficient to meet our needs, and if our agreements with Dell are not renewed by the parties after their initial terms, we may not be able to replace the services at all or obtain them at prices and on terms as favorable as those under our current arrangements with Dell. In such a case, we may need to create our own administrative and other support systems or contract with third parties to replace Dell’s systems. In addition, we have received informal support from Dell that may not be addressed in our new agreements, and the level of this informal support may diminish as we become a more independent company. Any significant performance failures affecting our own administrative systems or Dell’s administrative systems on which we rely could result in unexpected costs, adversely affect our results and prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. We currently lease from Dell one of the primary data centers that sustain our operations. When the lease expires, we may not be able to renew it or renew it on terms that are as favorable to us as the current terms.

In connection with this offering, we will enter into agreements with Dell that will formalize the process and terms pursuant to which Dell will purchase information security services from us, together with related hardware, and pursuant to which we will procure hardware and software from Dell from time to time. These agreements may not be renewed after their expiration or, if they are renewed, Dell may not agree to renew them on the existing terms. The expiration or termination of these agreements, or their renewal on less favorable terms to us, could result in a loss of business or require us to procure comparable hardware and software from alternative sources, which could have a material adverse effect on our business, results of operations and financial condition.

All of our shares of common stock directly held by a Dell subsidiary, our majority stockholder, are pledged to secure Dell’s indebtedness, and foreclosure on the pledge could result in a change in control of our company and depress the market price of our Class A common stock.

All of our shares of common stock held by Dell through its indirect wholly-owned subsidiary Dell Marketing L.P. are pledged to secure Dell’s indebtedness to financial institutions that are lenders to Dell or holders of Dell’s debt securities. If Dell defaults under its debt agreements and the secured parties foreclose on their pledge, they may acquire and seek to sell the pledged shares. Investors are likely to perceive unfavorably any such action, which, based on ownership of our common stock immediately following this offering, could result in a change in control of our company. If, upon a foreclosure, the secured parties do not transfer the pledged shares immediately, their interests may differ from those of our public stockholders. Any of these events could depress the market price of our Class A common stock.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The price of our Class A common stock may be volatile and your investment could decline in value.

The trading prices of the securities of technology companies historically have experienced high levels of volatility, and the trading price of our Class A common stock following this offering may fluctuate substantially. The price of our Class A common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors. The trading price of our Class A common stock could fluctuate as a result of the following factors, among others:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the effectiveness of our solution in protecting against advanced cyber attacks;

•	actual or anticipated variations in our quarterly or annual results of operations;

•	changes in our financial guidance or estimates by securities analysts;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the information security industry in particular;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	fluctuations in the trading volume of our shares or the size of the trading market for our shares held by non-affiliates;

•	litigation involving us, our industry, or both, including disputes or other developments relating to our ability to patent our processes and technologies and protect our other proprietary rights;

•	regulatory developments in the United States and foreign jurisdictions in which we operate;

•	general economic and political factors, including market conditions in our industry or the industries of our clients;

•	major catastrophic events;

•	sales of large blocks of our Class A common stock; and

•	additions or departures of key employees.

If the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, results of operations or financial condition. The market price of our Class A common stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which could cause us to incur substantial costs and divert our management’s attention and resources from our business.

A market may not develop for our Class A common stock and the future market price of our Class A common stock cannot be predicted.

We intend to apply to have our Class A common stock listed on the NASDAQ Global Select Market under the symbol “SCWX.” An active trading market for our Class A common stock, however, may not develop on such exchange or elsewhere or, if such a market does develop, the market may not be sustained. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock was determined through negotiations between us and the underwriters of this offering and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business or prospects, the market price of our Class A common stock and trading volume could decline.

We expect that the trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business or our prospects. We do not have any control over these analysts. If one or more of the analysts covering us should downgrade our shares or express a change of opinion regarding our shares, the market price of our Class A common stock could decline. If one or more of these analysts should cease coverage of our company or fail to publish reports on us on a regular basis, we could lose visibility in the financial markets, which could cause the market price of our Class A common stock or trading volume to decline.

As a “controlled company” under the NASDAQ marketplace rules, we may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are subject to such requirements.

After the completion of this offering, Denali will beneficially own more than 50% of the total voting power of our outstanding shares of common stock. As a result, we will be a “controlled company” under the NASDAQ marketplace rules and eligible to rely on exemptions from NASDAQ corporate governance requirements generally obligating listed companies to maintain:

•	a board of directors having a majority of independent directors;

•	a nominating committee composed entirely of independent directors that will nominate candidates for election to the board of directors, or recommend such candidates for nomination by the board of directors; and

•	a compensation committee composed entirely of independent directors that will approve the compensation payable to the company’s chief executive officer and other executive officers.

Although we do not currently rely on the foregoing exemptions from NASDAQ’s corporate governance requirements, we may decide to avail ourselves of one or more of these exemptions in the future. During any period in which we do so, you may not have the same protections afforded to stockholders of companies that must comply with all of NASDAQ’s corporate governance requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise adversely affect its trading price.

Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution.

The initial public offering price of shares of our Class A common stock is substantially higher than the net tangible book value per outstanding share of our Class A common stock. If you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $         per share, the difference

between the price per share you pay (based on the midpoint of the price range on the cover of this prospectus) for our Class A common stock and the pro forma net tangible book value per share of our Class A common stock as of                     , 2015, after giving effect to the issuance of shares of our Class A common stock in this offering. For a further description of the dilution you will experience immediately following this offering, see “Dilution.”

Future sales, or the perception of future sales, of a substantial amount of shares of our Class A common stock could depress the trading price of our Class A common stock.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your shares of our Class A common stock at a time and price that you deem appropriate.

Upon the completion of this offering, we will have outstanding                  shares of our Class A common stock and                  shares of our Class B common stock (or                  shares of our Class A common stock and                  shares of our Class B common stock assuming full exercise of the underwriters’ over-allotment option). Of these shares, the                  shares of Class A common stock to be sold in this offering (or                  shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following this offering, Denali will beneficially own, indirectly through its subsidiary Dell Inc. and through Dell Inc.’s subsidiaries, no shares of our Class A common stock and all                  shares of our Class B common stock.

We, our directors, our executive officers and the holders of all of our common stock and other equity securities, including Denali, each have entered into lock-up agreements providing that they will not offer, pledge, sell or contract to sell, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (including shares of Class B common stock) without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriters” for a description of these lock-up agreements.

Immediately upon the expiration of this lock-up period,                  shares of Class A common stock will be freely tradable pursuant to Rule 144 under the Securities Act by non-affiliates and another                  shares of Class A common stock will be eligible for resale pursuant to Rule 144, subject to the volume, manner of sale, holding period and other limitations of Rule 144, by our officers, directors and other affiliates.

Before the completion of this offering, we will enter into a registration rights agreement with Dell Marketing in which we will grant Dell Marketing and its affiliates and their respective permitted transferees demand and piggyback registration rights with respect to the shares of our common stock held by them. Registration of those shares under the Securities Act would permit the stockholders to sell their shares into the public market. For more information about the registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our certificate of incorporation authorizes us to issue up to              shares of Class A common stock, up to                  shares of Class B common stock and up to                  shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable law, we may issue our shares of Class A common stock or securities convertible into our Class A common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. We may issue additional shares of Class A common stock from time to time at a discount to the market price of our

Class A common stock. Any issuance of Class A common stock could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

Provisions in our charter and bylaws and in Delaware law could discourage takeover attempts even if our stockholders might benefit from a change in control of our company.

Upon the completion of our reincorporation in Delaware, provisions in our charter and bylaws and in Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares of Class A common stock. These provisions also could make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you support, including removing or replacing our current management. The charter and bylaw provisions:

•	provide that our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share, enabling Denali, as the beneficial owner of all outstanding shares of our Class B common stock upon the completion of this offering, to control the outcome of all matters submitted to a vote of our stockholders, including the election of directors;

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 15 directors, subject to the rights of the holders of any outstanding series of preferred stock, and provide that the authorized number of directors at any time will be fixed exclusively by a resolution adopted by the affirmative vote of the authorized number of directors (without regard to vacancies);

•	provide that any newly-created directorship and any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	provide that a special meeting of stockholders may be called only by our chairman of the board, a majority of the directors then in office or Denali, so long as Denali Entities beneficially own at least a majority in voting power of the outstanding shares of Class A common stock and Class B common stock;

•	establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting;

•	except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, prohibit our stockholders from taking action by written consent in lieu of a meeting of stockholders with respect to any action that is required or permitted to be taken by our stockholders at any annual or special meeting of stockholders, unless our board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent, or unless Denali Entities beneficially own shares of common stock representing at least a majority in voting power that would be entitled to be cast on such action; and

•	provide authority for the board of directors without stockholder approval to provide for the issuance of up to shares of preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

In addition, as a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law. This statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder (generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of our voting stock) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in prescribed manner.

We have broad discretion in the use of the net proceeds that we receive in this offering.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new services and enhancements to our current services, and funding capital expenditures. We also may use a portion of the net proceeds to make investments in, or acquisitions of, complementary businesses, services and technologies. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of such net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

We do not expect to pay any dividends on our Class A common stock for the foreseeable future.

We intend to retain any earnings to finance the operation and expansion of our business, and do not expect to pay any cash dividends on our Class A common stock for the foreseeable future. Accordingly, investors must rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Investors seeking cash dividends should not purchase our Class A common stock.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Class A common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. The JOBS Act provisions:

•	permit us to include three years, rather than five years, of selected financial data in this prospectus;

•	provide an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	permit us to include reduced disclosure regarding executive compensation in this prospectus and our SEC filings as a public company; and

•	provide an exemption from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

We will remain an emerging growth company until:

•	the first to occur of the last day of the fiscal year (1) which follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1 billion or (3) in which the market value of our capital stock held by non-affiliates was $700 million or more as of the last business day of the preceding second fiscal quarter; or

•	if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

Some investors may find our Class A common stock less attractive if we rely on these exemptions, which could result in a less active trading market for our Class A common stock and higher volatility in our stock price.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Select Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

As a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. Although we currently perform regulatory audits, and expect that Dell will provide specified audit services to us pursuant to the shared services agreement that we will enter into with Dell before the completion of this offering, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We may experience material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, also could restrict our future access to the capital markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements, which are statements that relate to future, rather than past, events and outcomes. Forward-looking statements generally address our expectations regarding our business, results of operations, financial condition and prospects and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “target,” “seek,” “potential,” “believe,” “will,” “could,” “would” and “project” and similar words or expressions that convey the uncertainty of future events or outcomes.

The forward-looking statements in this prospectus include, but are not limited to, our statements concerning the following matters:

•	the evolution of the cyber threat landscape facing organizations in the United States and other countries;

•	developments and trends in the domestic and international markets for information security services;

•	our ability to educate prospective clients about our technical capabilities and the use and benefits of our services, and to achieve increased market acceptance of our services and technologies;

•	our beliefs and objectives regarding our prospects and our future results of operations and financial condition;

•	the effects of increased competition in the market for information security services and our ability to compete effectively;

•	our business plan and our ability to manage our growth effectively;

•	our growth strategy to maintain and extend our technology leadership, expand and diversify our client base, deepen our existing client relationships and attract and retain highly skilled IT security professionals;

•	our ability to enhance our existing services and technologies and develop or acquire new services and technologies;

•	our plans to attract new clients, retain existing clients and increase our annual contract revenue;

•	our expectations concerning renewal rates for subscriptions and services by existing clients and growth of our monthly recurring revenue;

•	our expectations regarding our relationships with third parties, including further development of our relationships with our strategic and distribution partners;

•	our plan to expand our international operations;

•	our expectations regarding future acquisitions of, or investments in, complementary companies, services or technologies;

•	our ability to continue to generate a significant portion of our revenue from clients in the financial services industry;

•	effects on our business of evolving information security and data privacy laws and regulations, government export or import controls and any failure to comply with the Foreign Corrupt Practices Act and similar laws;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	fluctuations in our quarterly results of operations and other operating measures;

•	changes in our cost of revenue and operating costs and expenses;

•	our expectations regarding the portions of our revenue represented by subscription revenue and professional services revenue;

•	our expectations concerning the impact on our results of operations of development of our distribution programs and sales through our channel partners;

•	the impact on our revenue, gross margin and profitability of future investments in enhancement of our Counter Threat Platform, development of our services and expansion of our sales and marketing programs;

•	potential changes to our pricing strategy to support our strategic initiatives;

•	sufficiency of our existing liquidity sources to meet our cash needs;

•	our potential use of foreign exchange forward contracts to hedge our foreign currency risk;

•	our operation after this offering under shared services and other agreements with Dell and Denali; and

•	costs we expect to incur as a public company, including transitional costs to establish our own stand-alone corporate functions.

Our forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, our business, results of operations, financial condition and prospects may be affected by new risks that could emerge from time to time. In light of these risks, uncertainties and assumptions, the forward-looking events and outcomes discussed in this prospectus may not occur and our actual results could differ materially and adversely from those expressed or implied in our forward-looking statements.

You should not rely on forward-looking statements as predictions of future events or outcomes. Although we believe that the expectations reflected in the forward-looking statements are reasonable, the results, levels of activity, performance or events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform such statements to changes in our expectations or to our actual results, or for any other reason, except as required by law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various third-party sources, including reports from Gartner, Inc., or Gartner, International Data Corporation, or IDC, Forrester Research, Inc., or Forrester, Center for Strategic and International Studies, or CSIS, Enterprise Strategy Group, or ESG, Ponemon Institute, or Ponemon, and PricewaterhouseCoopers LLP, or PwC, on assumptions we have made based on such data and other similar sources and on our knowledge of the markets for our solution. Although we are not aware of any misstatements regarding any third-party information presented in this prospectus, estimates of third parties, particularly as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by the third parties and by us, and you are cautioned not to give undue weight to such estimates.

The Gartner reports described herein represent data, research opinions or viewpoints published by Gartner as part of a syndicated subscription service, and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The sources of the Gartner, IDC, Forrester, CSIS, ESG, Ponemon and PwC market and industry data contained in this prospectus are provided below:

•	Gartner, Forecast: Information Security, Worldwide, 2013-2019, 1Q15 Update, April 28, 2015

•	Gartner, Magic Quadrant for Managed Security Services, Worldwide, December 30, 2014

•	IDC, IDC MarketScape: Worldwide Managed Security Services, 2014 Vendor Assessment, June 2014

•	Forrester, The Forrester Wave™: Managed Security Services: North America, Q4 2014, November 18, 2014

•	CSIS, Estimating the Cost of Cybercrime and Cyber Espionage, July 2013

•	ESG, 2015 IT Spending Intentions Survey, February 2015

•	Ponemon, 2015 Global Megatrends in Cybersecurity, February 2015

•	PwC, Managing cyber risks in an interconnected world, September 30, 2014

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our Class A common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and other estimated offering expenses payable by us. We also may increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $         million if the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change by these amounts in the assumed initial public offering price or the number of shares we are offering would have a material effect on our uses of the proceeds from this offering, although a reduction in expected net proceeds could accelerate the time at which we would need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, obtain additional capital and increase our recognition in the marketplace. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new services and enhancements to our current services, and funding capital expenditures. We also may use a portion of the net proceeds to make investments in, or acquisitions of, complementary businesses, services and technologies. We do not have any existing agreements or commitments for any specific investments or acquisitions. We do not intend to transfer any net proceeds we receive from this offering to Denali, Dell or their respective affiliates, other than payments in the ordinary course of business under one or more of the agreements described under “Certain Relationships and Related Transactions—Operating and Other Agreements between Dell or Denali and Us.”

Our expected uses of the net proceeds from this offering represent our intentions based on our present plans and business conditions. We cannot predict with certainty all of the particular uses for such proceeds or the amounts that we actually will spend on the uses specified above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the actual and anticipated growth of our business. Pending the uses set forth above, we intend to invest the net proceeds from this offering in a variety of investments, including short-term and intermediate-term, interest-bearing securities.

DIVIDEND POLICY

We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying cash dividends on our Class A common stock or Class B common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions, any restrictions under debt or other agreements and other factors that our board of directors may consider relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our total capitalization as of                     , 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) our reincorporation in Delaware and (2) the filing of our restated certificate of incorporation in Delaware before the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to our sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following information together with the information under “Selected Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

	As of January 30, 2015
	Actual	Pro Forma (1)		Pro Forma (as adjusted) (2)
		(unaudited)
	(in thousands except share and per share data)
Cash and cash equivalents	$6,669	$		$

Equity:
Total parent company equity	$622,040		—		—
Preferred Stock, par value $0.01 per share: 0 shares authorized, actual; shares authorized, 0 shares issued or outstanding, pro forma; shares authorized, shares issued or outstanding, pro forma, as adjusted	—
Class A Common Stock, par value $0.01 per share: 0 shares authorized, actual; shares authorized, 0 shares issued or outstanding, pro forma; shares authorized, shares issued or outstanding, pro forma, as adjusted	—
Class B Common Stock, par value $0.01 per share: 0 shares authorized, actual; shares authorized, 0 shares issued or outstanding, pro forma; shares authorized, shares issued or outstanding, pro forma, as adjusted	—
Additional paid-in capital	—
Accumulated deficit	—

Total equity	$622,040	$		$

Total capitalization	$622,040	$		$

(1)	The number of shares of Class A and Class B common stock issued and outstanding on a pro forma and pro forma as adjusted basis in the table above excludes the following shares as of , 2015:

•	shares of our Class A common stock that may be issuable upon any conversion of any of the outstanding shares of our Class B common stock; and

•	shares of our Class A common stock reserved for future issuance under our 2015 long-term incentive plan.

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $ , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $ million if the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock upon the closing of this offering. Our pro forma net tangible book value gives effect to our reincorporation in Delaware and the filing of our restated certificate of incorporation in Delaware to be completed before the closing of this offering. Our pro forma as adjusted net tangible book value is further adjusted to give effect to our sale of              shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, divided by the total number of pro forma shares of our common stock outstanding. As of January 30, 2015, our pro forma net tangible book value was approximately $         , or approximately $         per share of our common stock.

After giving effect to the sale of shares of our Class A common stock at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 30, 2015 would have been approximately $         , or $         per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to Denali, as the sole holder (indirectly through its wholly-owned subsidiaries) of our existing common stock before this offering, and an immediate dilution of $         per share to investors purchasing shares of Class A common stock at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of January 30, 2015	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value per share of our common stock would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share of Class A common stock.

The following table sets forth, as of January 30, 2015, the differences between the number of shares of Class A common stock purchased from us, the total price paid and the average price per share (on a pro forma as adjusted basis) paid by Dell, now a wholly owned subsidiary of Denali, in its acquisition of us on February 8, 2011, and by the new investors in this offering at an assumed initial offering public offering price of $         per share, before deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us. The table below does not reflect the $             million of aggregate net transfers from Dell to us since the date of the acquisition.

	Shares Purchased		Total Consideration				Average Price Per Share
	Number	Percent	Number		Percent
	(in thousands)
Dell (on a pro forma as adjusted basis)		100%		$612,123		%	$
New investors

Total		100%	$		100%		$

If the underwriters’ over-allotment option is exercised in full:

•	the number of shares of common stock held by Denali (indirectly through its wholly-owned subsidiaries) will represent approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will represent approximately % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our Class A common stock that will be outstanding after this offering is based on             shares of our Class A common stock outstanding as of                     , 2015 and excludes:

•	shares of our Class A common stock that may be issuable upon any conversion of any of the outstanding shares of our Class B common stock; and

•	shares of our Class A common stock reserved for future issuance under our 2015 long-term incentive plan.

SELECTED CONDENSED COMBINED FINANCIAL DATA

The following tables present our selected condensed combined financial data for the periods and as of the dates presented below. The condensed combined statements of operations for the periods ended January 30, 2015, January 31, 2014, October 28, 2013 and February 1, 2013 and the condensed combined statements of financial position as of January 30, 2015 and January 31, 2014 are derived from our audited combined financial statements included elsewhere in this prospectus.

The selected condensed combined financial data presented below should be read in conjunction with our audited combined financial statements and accompanying notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of this offering.

	Successor		Predecessor
	Fiscal Year Ended	October 29, 2013 through	February 2, 2013 through	Fiscal Year Ended

	January 30, 2015	January 31, 2014	October 28, 2013	February 1, 2013
	(in thousands)
Results of Operations:
Net revenue	$262,130	$54,350	$151,480	$172,803
Gross margin	$117,284	$23,551	$69,072	$79,447
Operating expenses	$178,377	$41,267	$119,604	$141,606
Operating loss	$(61,093)	$(17,716)	$(50,532)	$(62,159)
Net loss	$(38,490)	$(11,775)	$(32,740)	$(41,547)

The following table presents our selected historical combined balance sheet information as of the dates indicated:

	Successor
	January 30, 2015	January 31, 2014
	(in thousands)
Balance Sheet:
Cash and cash equivalents	$6,669	$2,426
Accounts receivable, net	$70,907	$47,160
Total assets	$878,431	$865,473
Short-term deferred revenue	$82,188	$47,954
Long-term deferred revenue	$11,040	$10,999
Total parent company equity	$622,040	$634,748

Non-GAAP Financial Measures

In this prospectus, we use supplemental measures of our performance, which are derived from our combined financial information, but which are not presented in our combined financial statements prepared in accordance with accounting principles generally accepted in the United States of America, referred to as GAAP. Non-GAAP financial measures presented in this prospectus include non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA. We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe these non-GAAP financial measures provide useful information to help evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss and non-GAAP net loss, as defined by us, exclude the following items: the impact of purchase accounting adjustments primarily related to a change in the basis of deferred revenue for Dell’s going-private transaction discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Relationship with Dell and Denali” as well as the acquisition of us by Dell in fiscal 2012, amortization of intangible assets, and for non-GAAP net income, an aggregate adjustment for income taxes. In addition to interest and other expenses, taxes, depreciation and amortization, adjusted EBITDA excludes purchase accounting adjustments primarily related to deferred revenue as well as stock-based compensation expense. As the excluded items can have a material impact on earnings, our management compensates for this limitation by relying primarily on GAAP results and using non-GAAP financial measures supplementally. The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for revenue, gross margin, operating expenses, operating loss or net loss prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis.

The following tables present our non-GAAP financial measures for each of the periods presented. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” and “Notes to Consolidated Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information on the predecessor and successor periods.

	For the Fiscal Year Ended
	Successor	Combined	Predecessor
	January 30, 2015	January 31, 2014	February 1, 2013
	(in thousands)
Non-GAAP Results of Operations:
Non-GAAP net revenue	$274,871	$216,190	$177,703
Non-GAAP gross margin	$143,829	$114,113	$94,066
Non-GAAP operating expenses	$161,293	$145,162	$128,401
Non-GAAP operating loss	$(17,464)	$(31,049)	$(34,335)
Non-GAAP net loss	$(11,350)	$(21,483)	$(24,366)
Adjusted EBITDA	$(6,142)	$(16,141)	$(19,518)

Reconciliation of Non-GAAP Financial Measures

The table below presents a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items. Accordingly, the exclusion of these items and other similar items in our non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

The following is a summary of the items excluded from the most comparable GAAP financial measures to calculate our non-GAAP financial measures:

•	Impact of Purchase Accounting. The impact of purchase accounting consists primarily of purchase accounting adjustments related to a change in the basis of deferred revenue for Dell’s going-private transaction discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Relationship with Dell and Denali” as well as the acquisition of us by Dell in fiscal 2012.

•

Amortization of Intangible Assets. Amortization of intangible assets consists of amortization of customer relationships and acquired technology. In connection with Dell’s going-private transaction and the acquisition of us by Dell in fiscal 2012, all of our tangible and intangible assets and liabilities were accounted for and recognized at fair value on the transaction date. Accordingly, for the successor periods, amortization of intangible assets consists of amortization associated with intangible assets recognized in connection with this transaction. In comparison, for the predecessor periods, amortization of intangible assets consists of amortization associated with purchased intangible assets recognized in connection with the acquisition of us by Dell.

•	Aggregate Adjustment for Income Taxes. The aggregate adjustment for income taxes is the estimated combined income tax effect for the adjustments mentioned above. The tax effects are determined based on the tax jurisdictions where the above items were incurred.

	Fiscal Year Ended
	Successor	Combined (1)	Predecessor
	January 30, 2015	January 31, 2014	February 1, 2013
		(in thousands)
GAAP revenue	$262,130	$205,830	$172,803
Impact of purchase accounting	12,741	10,360	4,900

Non-GAAP revenue	$274,871	$216,190	$177,703

GAAP gross margin	$117,284	$92,623	$79,447
Amortization of intangibles	13,642	10,700	9,719
Impact of purchase accounting	12,903	10,790	4,900

Non-GAAP gross margin	$143,829	$114,113	$94,066

GAAP operating expenses	$178,377	$160,871	$141,606
Amortization of intangibles	(16,168)	(15,480)	(13,205)
Impact of purchase accounting	(916)	(229)	—

Non-GAAP operating expenses	$161,293	$145,162	$128,401

GAAP operating loss	$(61,093)	$(68,248)	$(62,159)
Amortization of intangibles	29,810	26,180	22,924
Impact of purchase accounting	13,819	11,019	4,900

Non-GAAP operating loss	$(17,464)	$(31,049)	$(34,335)

GAAP net loss	$(38,490)	$(44,515)	$(41,547)
Amortization of intangibles	29,810	26,180	22,924
Impact of purchase accounting	13,819	11,019	4,900
Aggregate adjustment for income taxes	(16,489)	(14,167)	(10,643)

Non-GAAP net loss	$(11,350)	$(21,483)	$(24,366)

GAAP net loss	$(38,490)	$(44,515)	$(41,547)
Interest and other, net	142	175	188
Income tax benefit	(22,745)	(23,908)	(20,800)
Depreciation and amortization	41,425	37,027	31,840
Stock-based compensation expense	785	4,331	5,901
Impact of purchase accounting	12,741	10,749	4,900

Adjusted EBITDA	$(6,142)	$(16,141)	$(19,518)

(1)	For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” and “Notes to Combined Financial Statements—Note 1—Description of the Business and Basis of Presentation” for more information on the predecessor and successor periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed or implied in our forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Risk Factors” and elsewhere in this prospectus.

Our fiscal year is the 52 or 53-week period ending on the Friday nearest January 31. We refer to our fiscal years ended January 30, 2015, January 31, 2014 and February 1, 2013, as fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Each of these fiscal years included 52 weeks. All percentage amounts and ratios presented in this management’s discussion and analysis were calculated using the underlying data in thousands. Unless otherwise indicated, all changes identified for the current-period results represent comparisons to results for the prior corresponding fiscal periods.

Overview

We are a leading global provider of intelligence-driven information security services exclusively focused on protecting our clients from cyber attacks. We have pioneered an integrated approach that delivers a broad portfolio of information security services to organizations of varying sizes and complexities. Our solution enables organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real-time, prioritize and respond rapidly to security breaches and predict emerging threats. The solution leverages our proprietary technologies, processes and extensive expertise in the information security industry, which we have developed over the past 15 years.

We were founded in 1999. Our mission is to protect our clients from cyber attacks by providing a comprehensive suite of information security solutions. In 1999, we opened our first Security Operations Center in Atlanta, Georgia to support our managed security services business. We began offering security and risk consulting services to our clients in 2005. In 2006, we acquired LURHQ Corporation, a leading provider of security information and event monitoring services to enterprises. In addition, we launched our security information service offering. Shortly thereafter, we focused our growth strategy on expanding into new market segments and geographic regions. As well as developing new service offerings, in 2008, we launched our log management service. We began offering our managed web application firewall service offering in 2009, shortly before we acquired Verisign, Inc.’s managed security services business. In the same year, we also expanded internationally through the acquisition of dns Limited, a managed security services and consulting organization, which operated in London, England and in Edinburgh, Scotland. From 2009 to 2012, we capitalized on all of our investments, both organic and acquired, and integrated these technologies into the Counter Threat Platform. This platform provides our clients with a comprehensive view of their network environments and security threats, while adapting to a constantly evolving threat landscape. From April 2009 to May 2015, the number of events processed by our technology platform increased from 5 billion to as many as 120 billion events per day. Over the last several years, we have continued to expand our service offerings, including through the recent launch of our advanced endpoint threat detection service and our advanced malware protection and detection service. Further, our client base has grown approximately 19% from approximately 3,200 managed security services clients as of February 1, 2013 to over 3,800 managed security services clients as of January 30, 2015.

We sell our services to clients of all sizes primarily through our direct sales organization, supplemented by sales through our channel partners. Approximately 94% of our revenue in fiscal 2015 was generated through our direct sales force, in some cases in collaboration with members of Dell’s sales force, with the remaining portion generated through our channel partners. As we focus on further developing our strategic and distribution relationships, we expect that sales from channel partners will account for an increasing percentage of our future revenue. Sales to prospective clients involve educating organizations about our technical capabilities and the use and benefits of our services. Large clients considering significant deployments typically undertake a substantial evaluation and approval process before subscribing to our services. As a result, although our typical sales cycles are three to nine months, they can exceed 12 months for larger clients.

We offer a variety of services to our clients as part of our overall information security services solution. Through our managed security services, which are sold on a subscription basis, we provide global visibility and insight into malicious activity that enables our clients to detect and effectively remediate threats quickly. Our threat intelligence services, which are typically deployed as part of our managed security services, deliver early warnings of vulnerabilities and threats along with actionable information to help prevent any adverse impact. In addition to these services, we also offer a variety of professional services, which include security and risk consulting services and incident response services. Through our security and risk consulting services, we advise clients on a broad range of security and risk-related matters. Our incident response services, which are typically deployed along with our security and risk consulting services, minimize the impact and duration of security breaches through proactive client preparation, rapid containment and thorough event analysis followed by effective remediation. We continuously evaluate potential investments and acquisitions of businesses, services and technologies that could complement our existing service offerings. We have a single organization responsible for the delivery of our security services, which enables us to quickly respond to our client’s evolving needs.

Our subscription contracts typically range from one to three years in duration, and as of January 30, 2015, averaged two years in duration. Our initial contracts with clients may include fees for hardware, installation and professional services that may not recur. Revenue related to these contracts is recognized ratably over the term of the services contract. Revenue from our professional services engagements generally are sold pursuant to contracts that are shorter in duration, and revenue for these contracts is recognized as services are performed. The fees we charge for all of our services vary based on a number of factors, including the services selected, the number of client devices covered by the selected services, and the level of management we provide for the services. Over the past three years, approximately 80% of our revenue was derived from subscription services, attributable to managed security services contracts, while approximately 20% was derived from professional services engagements. As we respond to the evolving needs of our clients, the mix of subscription services to professional services we provide our clients may fluctuate.

We have experienced significant growth since our inception. Our total revenue was $262.1 million in fiscal 2015, $205.8 million in fiscal 2014 and $172.8 million in fiscal 2013, representing annual growth of 27% and 19%, respectively. As of January 30, 2015, we served over 3,800 managed security services clients across 56 countries.

In fiscal 2015, fiscal 2014 and fiscal 2013, revenue from outside the United States approximated 14%, 12% and 8%, respectively, of total net revenue. Our international clients were located primarily in Europe and Canada as of January 30, 2015. We are focused on continuing to expand our international client base into other regions in the upcoming years.

Key Factors Affecting Our Performance

We believe that our future success will depend on many factors, including the adoption of our solution by organizations, continued investment in our Counter Threat Platform, threat intelligence research, our introduction of new services, our ability to increase sales of our services to new and existing clients and our ability to attract and retain top talent. Although these areas present significant opportunities, they also present risks that we must manage to ensure our future success. See “Risk Factors” for additional information about these risks. We operate in a highly competitive industry and must continue to execute efficiently and effectively across all functions to succeed. If we are unable to address these challenges, our business could be adversely affected.

Adoption of Intelligence-Driven Solution Strategy. The constantly evolving landscape of applications, modes of communication and IT architectures makes it more challenging for organizations of all sizes to protect their critical business assets, including proprietary information, from cyber threats. New technologies heighten security risks by increasing the number of ways a threat actor can attack a target, by giving users greater access to important business networks and information and by facilitating the transfer of control of underlying applications and infrastructure to third-party vendors. An effective cyber defense strategy requires the coordinated deployment of multiple products and services tailored to an organization’s specific security needs. Our solution is designed to facilitate the successful implementation of such a strategy, but continual investment in, and adaptation of, our technology will be required as the threat landscape continues to evolve rapidly. The degree to which prospective and current clients recognize the mission-critical nature of our intelligence-driven information security services, and subsequently allocate budget dollars to our solution, will affect our future financial results.

Investment in Our Platform and Threat Intelligence Research. Our Counter Threat Platform constitutes the core of our intelligence-driven information security services. It provides our clients with a powerful integrated perspective and intelligence regarding their network environments and security threats. The platform is augmented by our Counter Threat Unit research team which conducts exclusive research into threat actors, uncovers new attack techniques, analyzes emerging threats and evaluates the risks posed to our clients. Our performance is significantly dependent on the investments we make in our research and development efforts, and on our ability to be at the forefront of threat intelligence research, and to adapt our platform to new technologies as well as to changes in existing technologies. Our investments in this area have included an increase in our research and development staff by 44% since the end of fiscal 2013 and a corresponding increase in research and development expense of approximately 40% during this period. We believe that investment in our platform will contribute to long-term revenue growth, but it may adversely affect our near-term profitability.

Introduction of New Information Security Services. Our performance is significantly dependent on our ability to continue to innovate and introduce new information security services that protect our clients from an expanding array of cybersecurity threats. We continue to invest in service innovation and leadership, including hiring top technical talent and focusing on core technology innovation. In addition, we will continue to evaluate and utilize third-party proprietary technologies, where appropriate, for the continuous development of complementary services offerings. We cannot be certain that we will realize increased revenue from our service development initiatives. We believe that our investment in service development will contribute to long-term revenue growth, but it may adversely affect our near-term profitability.

Investments in Expanding Our Client Base and Deepening Our Client Relationships. To support future sales, we will need to continue to devote significant resources to the development of our global sales force. We have made and plan to continue to make significant investments in expanding our sales teams and distribution programs with our channel partners and increasing our brand awareness. Any investments we make in our sales and marketing will occur before we realize any benefits from such investments. Therefore, it may be difficult for us to determine if we are efficiently allocating our resources in this area. The investments we have made, or intend to make, to strengthen our sales and marketing efforts may not result in an increase in revenue or an improvement in our results of operations. Although we believe our investment in sales and marketing will help us improve our results of operations in the long term, the resulting increase in operating expenses attributable to sales and marketing may adversely affect our profitability in the near-term. The continued growth of our business also depends in part on our ability to sell additional services to our existing clients. As our clients realize the benefits of the services that they previously purchased, our portfolio of services provides us a significant opportunity to sell additional services.

Investment in Our People. The difficulty in providing effective information security is exacerbated by the highly competitive environment for identifying, hiring and retaining qualified information security professionals. Our technology leadership, brand, exclusive focus on information security, client-first culture, and a robust training and development program have enabled us to attract and retain highly talented professionals with a passion for building a career in the information security industry. These professionals are led by a highly experienced and tenured management team with extensive IT security expertise and a record of developing successful new technologies and services to help protect our clients. We will continue to invest in attracting and retaining top talent to support and enhance our information security offerings.

Key Operating Metrics

Over the past three years, we have experienced broad growth across our portfolio of intelligence-driven information security services. Our growth strategy focuses on retaining our client base while maximizing the lifetime value of our relationships, adding new clients and expanding our solution’s capabilities. We believe the key operating metrics described below provide insight into the long-term value of our subscription agreements and our ability to maintain and grow our client relationships.

	Fiscal Year Ended
	January 30, 2015	January 31, 2014	February 1, 2013
Client base	3,800	3,500	3,200
Monthly recurring revenue (in millions)	$23.4	$19.1	$15.2
Retention rate	97%	102%	99%

Client Base. We define our client base as the number of clients who subscribe to our managed security services at a point in time. We believe that our ability to increase our client base is an indicator of our market penetration, the growth of our business, and the value of our services. We also believe our existing client base represents significant future revenue and growth opportunities for us. As of January 30, 2015, January 31, 2014 and February 1, 2013, we served approximately 3,800, 3,500 and 3,200 subscription clients, respectively. The increase in our client base over this period is primarily related to an increase in the volume and complexity of cyber attacks and the results of our sales and marketing efforts to increase the awareness of our solution. Our client base provides us with a significant opportunity to expand our professional services revenue. As of January 31, 2015, almost 50% of our professional services clients also subscribed to our managed security services.

Monthly Recurring Revenue. We define monthly recurring revenue as the monthly value of our subscription services contracts, including operational backlog, as of a particular date. We define operational backlog as the monthly recurring revenue associated with pending contracts, which are contracts that have been sold but for which the service period has not yet commenced. Monthly recurring revenue totaled $23.4 million, $19.1 million and $15.2 million as of January 30, 2015, January 31, 2014 and February 1, 2013, respectively. The increase in monthly recurring revenue was driven primarily by our continued ability to expand our services and sell additional solutions to existing clients, as well as growth in our client base. As of January 30, 2015, January 31, 2014 and February 1, 2013, our operational backlog totaled $4.2 million, $2.5 million and $2.2 million, respectively. We generally experience some volatility in our operational backlog due to the timing of sales, the size and complexity of our installations, and client readiness. Overall, we expect monthly recurring revenue to continue to grow as we retain and expand our client base, and as our clients extend the use of our services over time.

Retention Rate. We calculate our retention rate by dividing the retained revenue of our subscription services client base at the end of the year by the base revenue of our client base at the beginning of the year. We define our base revenue as the monthly recurring revenue of the client base at the beginning of the year. We define our retained revenue as the monthly recurring revenue, net of client attrition but including the sale of additional services, for the same client base included in the base revenue. Our annual retention rate was 97%, 102% and 99% for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Our retention rates may decline or fluctuate in the future as a result of several factors, including client satisfaction with our services, the price of our services, the prices or availability of competing services and changing technologies or consolidation within our client base.

Non-GAAP Financial Measures

Non-GAAP financial measures presented in this prospectus include non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA. See “Selected Condensed Combined Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for information about our use of these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

Our Relationship with Dell and Denali

On February 8, 2011, we were acquired by Dell. On October 29, 2013, Dell Inc. completed a going-private transaction in which its public stockholders received cash for their shares of Dell Inc. common stock. Dell Inc. was acquired by Denali Holding Inc., a holding corporation formed for the purposes of the transaction, and accordingly, Dell Inc. ceased to file reports with the SEC. Denali is owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, his related family trust, investment funds affiliated with Silver Lake Partners (a private equity firm), investment funds affiliated with MSDC Management L.P., an investment manager related to MSD Capital (a firm founded for the purpose of managing investments of Mr. Dell and his family), members of Dell’s management and other investors. Denali currently beneficially owns all of our outstanding common stock indirectly through Dell Inc. and Dell Inc.’s subsidiaries.

Upon the completion of Dell Inc.’s going-private transaction, we guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of our assets to secure repayment of the indebtedness. Before the completion of this offering, our guarantees of Dell’s indebtedness and the pledge of our assets will be terminated, and we will cease to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of our shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements, will be pledged to secure repayment of the foregoing indebtedness.

The financial statements included elsewhere in this prospectus and information included herein have been derived from the accounting records of Dell and us and include transactions with Dell as well as direct costs and allocations for indirect costs attributable to our operations. During the period after we became a Dell subsidiary, Dell has provided various corporate services to us in the ordinary course of our business, including finance, tax, human resources, legal, IT, procurement and facilities-related services. Dell also has provided us with the services of a number of its executives and employees. The costs of such services have been allocated to us based on the allocation method most relevant to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount or specific identification. The total amount of these allocations from Dell was $7.2 million, $5.1 million and $3.6 million for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. These cost allocations are reflected primarily within general and administrative expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented.

As a subsidiary of Dell, we have participated in various commercial arrangements with Dell, under which, for example, we provide information security services to third-party clients with which Dell has contracted to provide our services, procure hardware, software and services from Dell, and sell our services through Dell in the United States and some international jurisdictions. In connection with this offering, we will enter into commercial and shared services agreements with Denali, Dell or Dell’s wholly-owned subsidiaries that will be effective upon completion of the offering. The commercial arrangements will set the terms and conditions for transactions between Dell and us, while the shared services agreements will set the terms and conditions for certain administrative functions that will continue to be provided by Dell. These agreements will be effective for up to two years and include extension and cancellation options. To the extent that we choose to or are required to transition away from the corporate services currently provided by Dell, we may incur additional non-recurring transition costs to establish our own stand-alone corporate functions. For a description of the material terms of these agreements, see “Certain Relationships and Related Transactions—Operating and Other Agreements between Dell or Denali and Us.”

Following this offering, we expect to institute compensation policies and programs as a public company, the expense for which may differ from compensation expensed in the historical financial statements. For a description of our compensation practices as a subsidiary of Dell and anticipated compensation practices following this offering, see “Executive Compensation.” In addition, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will incur additional costs relating to internal audit, investor relations and stock administration, as well as other regulatory compliance costs.

As a result of the matters discussed above, our historical financial statements and the related financial information presented in this management’s discussion and analysis do not purport to reflect what our results of operations, financial position or cash flows would have been if we had operated as a stand-alone public company during the periods presented. The accompanying combined statements of financial position and the notes to our combined financial statements included elsewhere in this prospectus have been derived from the accounting records of Dell and us. Before the completion of this offering, assets and liabilities supporting our business will be contributed by Dell to us where necessary. As our historical statements of financial position reflect parent company equity, they will not be comparable to the opening balance sheet of the stand-alone public company after this offering. For a description of the basis of presentation and an understanding of the limitations of these combined financial statements, see “Notes to Combined Financial Statements—Note 1—Description of the Business and Basis of Presentation.”

Basis of Presentation

As discussed above, on October 29, 2013, our indirect parent company, Dell, was acquired by Denali Holding Inc. in a merger transaction, which we refer to as Dell’s going-private transaction. For the purposes of the financial statements appearing in this prospectus, we elected to utilize pushdown accounting for this transaction. Accordingly, periods prior to October 29, 2013 reflect our financial position, results of operations and changes in financial position prior to the merger, referred to as the predecessor period (with the entity during such period referred to as the predecessor entity), and the period beginning on October 29, 2013 reflects our financial position, results of operations and changes in financial position subsequent to the merger, referred to as the successor period (with the entity during such period referred to as the successor entity). However, because the following discussion compares our operating results for fiscal 2015 to fiscal 2014 and for fiscal 2014 to fiscal 2013, we have presented the operating results for the successor period ended January 31, 2014 and the predecessor period ended October 28, 2013 as results of one combined entity. Although the predecessor and successor periods within the year ended January 31, 2014 are not directly comparable due to the associated effects of the going-private transaction, including additional amortization expense and fair value adjustments, we believe the presentation of a 12-month period is more meaningful and provides more useful information than a comparison of either fiscal 2015 or fiscal 2013 to the nine-month period ended October 28, 2013.

Components of Results of Operations

Revenue

Our mission is to provide our clients with industry-leading, intelligence-driven information security services, exclusively focused on protecting our clients from cyber attacks. To accomplish this, our service offerings include managed security services and threat intelligence services, which are sold on a subscription basis, and various professional services, including security and risk consulting services as well as incident response services. Our managed security services clients purchase services pursuant to subscription contracts with initial terms that typically range from one to three years and, as of January 30, 2015, averaged two years in duration. Revenue related to these contracts is recognized ratably over the terms of the services contract. Professional services clients typically purchase services pursuant to customized contracts that are shorter in duration. In general, these contracts have terms of less than one year. Revenue related to these contracts is recognized as services are performed.

Over the past two years, our pricing strategy for our various services offerings was relatively consistent, and accordingly did not significantly affect our revenue growth. However, as we operate in a competitive environment, we may adjust our pricing to support our strategic initiatives.

Gross Margin

We operate in a challenging business environment, where the complexity as well as the number of cyber attacks are constantly increasing. Accordingly, initiatives to drive the efficiency of our Counter Threat Platform and the continued training and development of our employees is critical to our long-term success. Gross margin has been and will continue to be affected by the above factors as well as others, including the mix of services sold, the mix between large and small clients, timing of revenue recognition and the extent to which we expand our security operations centers.

Cost of revenue consists primarily of personnel expenses, including salaries, benefits and performance-based compensation for employees who maintain our Counter Threat Platform and provide support services to our clients, as well as perform other critical functions. Other expenses include depreciation of equipment and costs associated with hardware provided to clients as part of their subscription services, amortization of technology licensing fees, fees paid to contractors who supplement or support our services offerings, maintenance fees and overhead allocations. As our business grows, the cost of revenue associated with our solution may expand or fluctuate.

We operate in a high-growth industry, and we have experienced significant revenue growth since our inception. Accordingly, we anticipate revenue to increase at a higher rate than cost of revenue, which will increase our gross margin in absolute dollars. However, as we balance revenue growth with initiatives to drive the efficiency of our business, gross margin as a percentage of total revenue may fluctuate from period to period.

Operating Costs and Expenses

Our operating costs and expenses consist of selling, general and administrative expenses and research and development expenses.

•	Selling, General and Administrative, or SG&A, Expenses. Sales and marketing expense includes wages and benefits, sales commissions and related expenses for our sales and marketing personnel, travel and entertainment, marketing programs, including lead generation, client advocacy events, other brand-building expenses as well as allocated overhead. General and administrative expense includes primarily the costs of human resources and recruiting, finance and accounting, legal support, management information systems and information security systems, facilities management, corporate development and other administrative functions. As we continue to grow our business, both domestically and internationally, we will invest in our sales and support capabilities, which will increase our SG&A expenses in absolute dollars.

•	Research and Development, or R&D, Expenses. Research and development expenses include compensation and related expenses for the continued development of our services offerings, including a portion of expenses related to our threat research team, which focuses on the identification of system vulnerabilities, data forensics and malware analysis. In addition, expenses related to the development and prototype of new services offerings also are included in R&D expenses, as well as allocated overhead. We operate in a competitive and highly technical industry. Therefore, to maintain and extend our technology leadership, we intend to continue to invest in our research and development efforts by hiring more research and development personnel to enhance our security solutions, and to add complementary services offerings.

Interest and Other, Net

Interest and other, net consists primarily of the effect of exchange rates on our foreign currency-denominated asset and liability balances and interest income earned on our cash and cash equivalents. All translation adjustments are recorded as foreign currency gains (losses) in the combined statements of operations. To date, we have had minimal interest income.

Income Tax Expense (Benefit)

Our effective tax rate was 37.1%, 34.9% and 33.4%, for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The differences between our effective tax rate and the U.S. federal statutory rate of 35% resulted principally from state income taxes, offset in part by foreign earnings that are taxed at less than the U.S. federal statutory rate. For the historical periods presented, we filed a U.S. federal return on a consolidated basis with Dell. Accordingly, as of January 30, 2015, we do not have any U.S. federal net operating loss carryforwards to utilize as a stand-alone company. Following the completion of this offering, we expect to continue filing a consolidated U.S. federal return with Dell, until such time that we are deconsolidated for tax purposes with respect to the Dell consolidated group. According to the terms of the tax matters agreement between Denali and us, which will be executed before the completion of this offering, Denali will reimburse us for any amounts by which our tax assets reduce the amount of tax liability owed by the Dell group on unconsolidated basis. For a further discussion regarding income tax matters, see “Notes to Combined Financial Statements—Note 6—Income and Other Taxes.”

Results of Operations

Fiscal 2015 compared to Fiscal 2014

The following table compares our key performance indicators for fiscal 2015 to those for fiscal 2014. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods.

	Fiscal Year Ended
	Successor			Combined
	January 30, 2015			January 31, 2014
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Net revenue	$262,130	100.0%	27%	$205,830	100.0%
Cost of revenue	$144,846	55.3%	28%	$113,207	55.0%
Total gross margin	$117,284	44.7%	27%	$92,623	45.0%
Operating expenses	$178,377	68.0%	11%	$160,871	78.2%
Operating loss	$(61,093)	(23.3)%	10%	$(68,248)	(33.2)%
Net loss	$(38,490)	(14.7)%	14%	$(44,515)	(21.6)%

Other Financial Information (1)
Non-GAAP revenue	$274,871	100.0%	27%	$216,190	100.0%
Non-GAAP gross margin	$143,829	52.3%	26%	$114,113	52.8%
Non-GAAP operating expenses	$161,293	58.7%	11%	$145,162	67.1%
Non-GAAP operating loss	$(17,464)	(6.4)%	44%	$(31,049)	(14.4)%
Non-GAAP net loss	$(11,350)	(4.1)%	47%	$(21,483)	(9.9)%
Adjusted EBITDA	$(6,142)	(2.2)%	62%	$(16,141)	(7.5)%

(1)	See “Selected Condensed Combined Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for more information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure. Non-GAAP financial measures as a percentage of revenue are calculated based on non-GAAP revenue.

Revenue

During fiscal 2015, revenue on both a GAAP and non-GAAP basis increased 27%. Revenue on a GAAP basis for fiscal 2015 and fiscal 2014 includes the impact of purchase accounting adjustments related to deferred revenue for Dell’s going-private transaction as well as for the acquisition of us by Dell in fiscal 2012. The increase in non-GAAP revenue was attributable to a $39.3 million increase in revenue from our subscription services and a $19.4 million increase in revenue from our professional services offerings, as the market for information security services continued to grow rapidly. During fiscal 2015, prices for our information security services were relatively consistent and, accordingly, the impact of pricing changes did not significantly affect our revenue growth for the period. We experienced a higher mix of professional services revenue to subscription services revenue in fiscal 2015, as we have broadened our professional services portfolio to meet our clients’ security needs.

We generate revenue primarily from sales in the United States. However, during fiscal 2015, revenue on a GAAP basis from sales outside of the United States increased 49% to $37.7 million. Currently, our international clients are located primarily in Europe and Canada. We are focused on continuing to grow our international client base in future periods.

Gross Margin

During fiscal 2015, our total gross margin in dollars increased 27% to $117.3 million on a GAAP basis and increased 26% to $143.8 million on a non-GAAP basis. As a percentage of revenue, during fiscal 2015, gross margin percentage on a GAAP basis decreased 30 basis points to 44.7%. Excluding the impact of purchase accounting adjustments, primarily related to deferred revenue and amortization of intangibles, gross margin percentage on a non-GAAP basis decreased 50 basis points to 52.3%. During fiscal 2015, we were able to benefit from certain operational efficiencies, including greater automation of the Counter Threat Platform and productivity improvements in our workforce, as we initiated improved training programs. Accordingly, personnel costs as a percentage of revenue declined. The benefit gained in gross margin percentage as a result of these efficiencies was offset by a mix shift to our professional services offerings, which in general, have lower margins than our subscription services.

Operating Expenses

The following table presents information regarding our operating expenses during each of the last two fiscal years. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods.

	Fiscal Year Ended
	Successor			Combined
	January 30, 2015			January 31, 2014
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Operating expenses:
Selling, general and administrative	$146,324	55.8%	9%	$133,878	65.1%
Research and development	32,053	12.2%	19%	26,993	13.1%

Total operating expenses	$178,377	68.0%	11%	$160,871	78.2%

Other Financial Information
Non-GAAP operating expenses (1)	$161,293	58.7%	11%	$145,162	67.1%

(1)	See “Selected Condensed Combined Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for more information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure. Non-GAAP operating expenses as a percentage of revenue is calculated based on non-GAAP revenue.

•	Selling, General and Administrative Expenses. During fiscal 2015, SG&A expenses increased 9%. For fiscal 2015 and fiscal 2014, SG&A expenses on a GAAP basis includes $17.1 million and $15.7 million in amortization of intangible assets and purchase accounting adjustments, respectively. Excluding these costs, SG&A expenses on a non-GAAP basis increased 9%, driven by a 22% increase in sales expense, as our sales headcount increased 25% during the period. Excluding amortization of intangible assets, general and administrative expenses decreased 2% during fiscal 2015. As a percentage of revenue, SG&A expenses declined during the period, as revenue increased at a greater rate than such expenses.

•	Research and Development Expenses. During fiscal 2015, R&D expenses increased 19%, primarily due to a 22% increase in R&D staff during the year. As a percentage of revenue, R&D expenses declined during the period, as revenue increased at a greater rate than such expenses.

Total operating expenses for fiscal 2015 increased 11% on both a GAAP and non-GAAP basis. Operating expenses on a GAAP basis totaled $178.4 million and operating expenses on a non-GAAP basis totaled $161.3 million. Operating expenses on a GAAP basis for fiscal 2015 and fiscal 2014 include the effects of amortization of intangible assets and purchase accounting adjustments related to fair value adjustments on property and equipment.

Operating Loss

During fiscal 2015, we generated a GAAP operating loss of $61.1 million, compared to $68.2 million for fiscal 2014. Excluding amortization of intangibles and purchase accounting adjustments, we generated non-GAAP operating losses of $17.5 million for fiscal 2015 and $31.0 million for fiscal 2014, representing operating loss percentages of 6.4% and 14.4%, respectively. From a dollars perspective, this improvement in non-GAAP operating loss was attributable to an increase in revenue, largely offset by an increase in operating expenses. From a percentage perspective, the improvement in non-GAAP operating loss percentage during fiscal 2015 was largely driven by an improvement in operating expense percentages, as revenue increased at a greater rate than operating expenses.

Net Loss

During fiscal 2015, our net loss on a GAAP basis improved 14% to $38.5 million, compared to a net loss of $44.5 million for fiscal 2014. Excluding the impact of purchase accounting adjustments and amortization of intangible assets, net loss on a non-GAAP basis during fiscal 2015 improved 47% to $11.4 million, compared to a net loss of $21.5 million for fiscal 2014. The improvement in net loss was attributable to improvements in our operating loss.

Fiscal 2014 compared to Fiscal 2013

The following table compares our key performance indicators for fiscal 2014 to those for fiscal 2013. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods.

	Fiscal Year Ended
	Combined			Predecessor
	January 31, 2014			February 1, 2013
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Net revenue	$205,830	100.0%	19%	$172,803	100.0%
Cost of revenue	$113,207	55.0%	21%	$93,356	54.0%
Total gross margin	$92,623	45.0%	17%	$79,447	46.0%
Operating expenses	$160,871	78.2%	14%	$141,606	81.9%
Operating loss	$(68,248)	(33.2)%	(10)%	$(62,159)	(36.0)%
Net loss	$(44,515)	(21.6)%	(7)%	$(41,547)	(24.0)%

	Fiscal Year Ended
	Combined			Predecessor
	January 31, 2014			February 1, 2013
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)

Other Financial Information (1)
Non-GAAP revenue	$216,190	100.0%	22%	$177,703	100.0%
Non-GAAP gross margin	$114,113	52.8%	21%	$94,066	52.9%
Non-GAAP operating expenses	$145,162	67.1%	13%	$128,401	72.3%
Non-GAAP operating loss	$(31,049)	(14.4)%	10%	$(34,335)	(19.3)%
Non-GAAP net loss	$(21,483)	(9.9)%	12%	$(24,366)	(13.7)%
Adjusted EBITDA	$(16,141)	(7.5)%	17%	$(19,518)	(11.0)%

(1)	See “Selected Condensed Combined Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for more information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure. Non-GAAP financial measures as a percentage of revenue are calculated based on non-GAAP revenue.

Revenue

During fiscal 2014, revenue on a GAAP basis increased 19%. Revenue on a GAAP basis for fiscal 2014 and fiscal 2013 includes the impact of purchase accounting adjustments related to deferred revenue. Excluding these adjustments, revenue on a non-GAAP basis increased 22%. This increase was driven by an increase in revenue from our subscription offerings, as non-GAAP revenue from these services increased by $30.6 million during fiscal 2014. In addition, non-GAAP revenue from our professional services offerings increased by $7.9 million during the period. Overall, the market for security services grew rapidly during fiscal 2014, which contributed to the above increases in revenue. During fiscal 2014, prices for our security services were relatively consistent, and accordingly, the impact of pricing changes did not significantly affect our revenue growth for the period. GAAP revenue from sales outside of the United States increased 91% to $25.3 million during fiscal 2014.

Gross Margin

During fiscal 2014, our total gross margin in dollars increased 17% to $92.6 million on a GAAP basis and 21% to $114.1 million on a non-GAAP basis. As a percentage of revenue, gross margin percentage on GAAP basis decreased 100 basis points to 45.0% during fiscal 2014, and on a non-GAAP basis, gross margin percentage decreased 10 basis points to 52.8% during fiscal 2014. Overall, this decrease in gross margin percentage was attributable to an increase in costs, as we continued to invest in the efficiency of our Counter Threat Platform during the period. Gross margin on a GAAP basis for fiscal 2014 and fiscal 2013 includes the effects of amortization of intangible assets and of purchase accounting adjustments, primarily related to deferred revenue.

Operating Expenses

The following table presents information regarding our operating expenses during each of the past fiscal years. For comparative purposes, we have combined the fiscal 2014 operating results for the predecessor and successor periods.

	Fiscal Year Ended
	Combined			Predecessor
	January 31, 2014			February 1, 2013
	Dollars	% of Revenue	% Change	Dollars	% of Revenue
	(in thousands, except percentages)
Operating expenses:
Selling, general and administrative	$133,878	65.1%	13%	$118,739	68.7%
Research and development	26,993	13.1%	18%	22,867	13.2%

Total operating expenses	$160,871	78.2%	14%	$141,606	81.9%

Other Financial Information
Non-GAAP operating expenses (1)	$145,162	67.1%	13%	$128,401	72.3%

(1)	See “Selected Condensed Combined Financial Data — Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for more information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure. Non-GAAP operating expenses as a percentage of revenue is calculated based on non-GAAP revenue.

•	Selling, General and Administrative Expenses. During fiscal 2014, SG&A expenses increased 13% on a GAAP basis. SG&A expenses on a GAAP basis for fiscal 2014 includes $15.7 million in amortization of intangible assets and purchase accounting adjustments. SG&A expenses on a GAAP basis for fiscal 2013 includes $13.2 million in amortization of intangible assets. Excluding these costs, SG&A expenses on a non-GAAP basis increased 12%, driven by a 30% increase in sales expense, as our sales headcount also increased 12% during fiscal 2014. Excluding amortization of intangible assets, general and administrative expenses were substantially unchanged over the period.

•	Research and Development Expenses. During fiscal 2014, R&D expenses increased 18%, primarily due to a corresponding increase of 18% in our R&D staff during the year.

Total operating expenses for fiscal 2014 increased 14% to $160.9 million on a GAAP basis and 13% to $145.2 million on a non-GAAP basis. Operating expenses on a GAAP basis for fiscal 2014 and fiscal 2013 include the effects of amortization of intangible assets, and for fiscal 2014, purchase accounting adjustments related to fair value adjustments on property and equipment.

Operating Loss

During fiscal 2014, we generated a GAAP operating loss of $68.2 million, compared to $62.2 million for fiscal 2013. Excluding amortization of intangibles and purchase accounting adjustments, we generated non-GAAP operating losses of $31.0 million for fiscal 2014 and $34.3 million for fiscal 2013, representing operating loss percentages of 14.4% and 19.3%, respectively. From a dollars perspective, this improvement in non-GAAP operating loss was attributable to an increase in revenue, largely offset by an increase in operating expenses. From a percentage perspective, the improvement in operating income percentage was attributable to an improvement in operating expense percentages, partially offset by a decline in gross margin percentage over the period.

Net Loss

During fiscal 2014, our net loss on a GAAP basis increased 7% to $44.5 million, compared to a net loss of $41.5 million for fiscal 2013. Excluding the impact of purchase accounting adjustments and amortization of intangibles, net loss on a non-GAAP basis declined 12% during fiscal 2014 to a net loss of $21.5 million, compared to a loss of $24.4 million for fiscal 2013. Overall, this improvement in non-GAAP net income was attributable to improvements in operating loss.

Liquidity, Capital Commitments and Contractual Cash Obligations

Overview

Following this offering, our capital structure and sources of liquidity will change significantly from our historical capital structure as described herein. Before the completion of this offering, we operated as a wholly-owned subsidiary of Dell Inc. We believe that our current cash, accounts receivable, and the estimated net proceeds from this offering will provide us with sufficient liquidity to fund our business and meet our obligations for at least 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the rate of expansion of our workforce, the timing and extent of our expansion into new markets, the timing of introductions of new functionality and enhancements to our security services, potential acquisitions of complementary businesses and technologies, and the continuing market acceptance of our security services. We may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to fund our needs for less predictable strategic initiatives, such as acquisitions. Sources of financing may include a line of credit from Dell or proceeds from third-parties, depending on the availability of capital, the cost of funds and collateral requirements.

Selected Measures of Liquidity and Capital Resources

Certain relevant measures of our liquidity and capital resources are as follows:

	Successor
	January 30, 2015	January 31, 2014
	(in thousands)
Cash and cash equivalents	$6,669	$2,426
Accounts receivable, net	$70,907	$47,160

At January 30, 2015, our principal sources of liquidity consisted of cash and cash equivalents of $6.7 million and accounts receivable of $70.9 million. Our cash and cash equivalents balance for the fiscal years presented is impacted by cash payments and receipts from Dell.

We invoice our clients based on a variety of billing schedules. As of January 30, 2015, approximately 43% of our clients were billed in advance, while 57% were billed either monthly or quarterly. Invoiced accounts receivable are usually collected over a period of 30 to 90 days. As of January 30, 2015, our accounts receivable, net was $70.9 million, compared to $47.2 million, as of January 31, 2014. The increase in accounts receivable, net was due primarily to an increase in total revenue as well as the timing of invoices issued at the end of the year for clients that are billed in advance. We regularly monitor our accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. As of January 30, 2015 and January 31, 2014, the allowance for doubtful accounts was $1.1 million and $0.5 million, respectively. Based on our assessment, we believe we are adequately reserved for expected credit losses. We monitor the aging of our accounts receivable and continue to take actions to reduce our exposure to credit losses.

Our combined statements of cash flows for the following periods were derived from the accounting records of Dell and us. Dell has funded our operating and investing activities as needed and transferred our excess cash at its discretion. These cash transfers are reflected as a component of “Parent company investment” within the combined statements of financial position, and accordingly, are classified as a change in cash from financing activities in our combined statements of cash flows.

As we did not manage working capital independently from Dell for the past three fiscal years, the following summary of our combined statements of cash flows do not purport to reflect what our cash flows would have been if we had operated as a public company during the periods presented. In the table below, we have combined the fiscal 2014 operating results for the predecessor and successor periods for comparative purposes.

	Fiscal Year Ended
	Successor	Combined	Predecessor
	January 30, 2015	January 31, 2014	February 1, 2013
	(in thousands)
Net change in cash provided by (used in):
Operating activities	$2,232	$(8,609)	$2,160
Investing activities	(9,542)	(6,201)	(20,825)
Financing activities	11,553	11,171	18,117

Change in cash and cash equivalents	$4,243	$(3,639)	$(548)

•	Operating Activities. Cash provided by operating activities totaled $2.2 million during fiscal 2015, compared to cash used in operating activities of $8.6 million during fiscal 2014. This improvement in operating cash flows was attributable primarily to an improvement in net income and, to a lesser extent, an increase in non-cash expenses such as depreciation, amortization and overhead allocations. For fiscal 2014, cash used in operating activities totaled $8.6 million, compared to cash provided by operating activities of $2.2 million during fiscal 2013. This increase in cash flow used in operating activities was primarily attributable to unfavorable changes in working capital, due to the timing of receipts and payments from Dell in the ordinary course of business.

•	Investing Activities. Cash used in investing activities totaled $9.5 million, $6.2 million and $20.8 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. For the periods presented, investing activities consisted of capital expenditures for property and equipment to support data center and facility infrastructure. Aggregate capital expenditures for fiscal 2016 are currently expected to total approximately $15 million. These expenditures will be funded primarily from proceeds from this offering as well as cash flows provided by operating activities.

•	Financing Activities. Cash flows provided by financing activities totaled $11.6 million, $11.2 million and $18.1 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Financing activities for the periods presented consisted entirely of cash transfers from Dell.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at January 30, 2015:

		Payments Due by Period
	Total	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020 and thereafter
	(in thousands)
Contractual cash obligations:
Operating leases	$13,197	$2,916	$2,796	$2,614	$2,632	$2,239

Contractual cash obligations	$13,197	$2,916	$2,796	$2,614	$2,632	$2,239

•	Operating Leases. We lease property and equipment and office space under non-cancellable leases. Certain of these leases obligate us to pay taxes, maintenance and repair costs. As we expand our global operations, we may enter into additional operating leases.

•	Purchase Obligations. As an indirect wholly-owned subsidiary of Dell Inc., any purchase obligations we entered into during fiscal 2015 were contractual obligations of Dell as of January 30, 2015. As a stand-alone company, we may enter into purchase commitments with vendors or contractors, subject to our operational needs.

Off-Balance Sheet Arrangements

As of January 30, 2015, we were not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Segment Information

We have one primary business activity, to provide our clients with intelligence-driven information security services. Our chief operating decision maker, who is our President and Chief Executive Officer, makes operating decisions, assesses performance and allocates resources on a consolidated basis. Accordingly, we operate our business as a single reportable segment.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions, and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in “Notes to the Combined Financial Statements—Note 2—Significant Accounting Policies.” The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

Revenue Recognition. We derive revenue primarily from two sources: (1) subscription revenue related to our managed security services and threat intelligence services; and (2) professional services, including security and risk consulting services and incident response services.

Revenue is considered realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to its customer is fixed and determinable and collection of the resulting receivable is reasonably assured.

•	Multiple Element Arrangements

Our professional services contracts are typically sold separately from our subscription services. For subscription offerings, revenue arrangements typically include subscription security services, hardware that is essential to the delivery of the service and maintenance agreements. The nature and terms of these multiple deliverable arrangements will vary based on the customized needs of our clients. A multiple-element arrangement is separated into more than one unit of accounting if both of the following criteria are met:

•	the item has value to the client on a stand-alone basis; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control.

If these criteria are not met, the arrangement is accounted for as a single unit of accounting, which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element, consideration is allocated to each deliverable based on its relative selling price.

•	Subscription Services

Subscription services arrangements typically include security services, the associated hardware appliance, up-front installation fees and maintenance agreements which are all typically deferred and recognized over the life of the related agreement. The hardware appliance contains software components that do not provide customers with the right to take possession of software licenses supporting the services. Therefore, software is considered essential to the functionality of the associated hardware, and accordingly, is excluded from the accounting guidance that is specific to the software industry. We have determined that the hardware appliance included in the subscription services arrangements does not have stand-alone value to the customer and is required to access our Counter Threat Platform. The related maintenance agreements support the associated hardware and similarly do not have stand-alone value to the customer. Therefore, we recognize revenue for these arrangements as a single unit of accounting. The revenue and any related costs for these deliverables is recognized ratably over the contract term, beginning on the date service is made available to clients. Amounts that have been invoiced, but for which the above revenue recognition criteria have not been met, are included in deferred revenue.

We have determined that we are the primary obligor in any arrangements that include third-party hardware sold in connection with services offerings, and accordingly, we recognize this revenue on a gross basis.

•	Professional Services

Our professional services consist primarily of fixed-fee and retainer based contracts. Revenue from these engagements is recognized under the proportional performance method of accounting. Revenue from time and materials-based contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

Intangible Assets Including Goodwill. Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are reviewed for impairment on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the third fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill and indefinite-lived intangible assets are impaired, we first assess certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. We have determined that we have a single goodwill reporting unit, and accordingly, for the quantitative analysis, we compare the fair value of this goodwill reporting unit to its carrying values. As of January 30, 2015, we do not expect to incur any impairment charges related to goodwill during fiscal 2016.

Stock-Based Compensation. For the predecessor periods presented, our compensation programs included grants under Dell’s share-based payment plans. Subsequent to Dell’s going-private transaction, substantially all option awards outstanding at the time of the transaction were cashed out with a one-time payment, and all outstanding restricted stock unit awards were converted into deferred cash awards. For the predecessor periods, compensation expense related to stock-based transactions was measured and recognized in the financial statements based on fair value. In general, the fair value of each option award was estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. This model requires that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of Dell’s common stock, risk-free interest rates and expected dividend yield of Dell’s common stock. The stock-based compensation expense, net of forfeitures, was recognized using a straight-line basis over the requisite service periods of the awards, which was generally four years. We estimated a forfeiture rate, based on an analysis of actual historical forfeitures, to calculate stock-based compensation expense.

Loss Contingencies. We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can reasonably be estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. Third parties have in the past asserted, and may in the future assert, claims or initiate litigation related to exclusive patent, copyright, and other intellectual property rights to technologies and related standards that are relevant to us. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially and adversely affected.

New Accounting Pronouncements

Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Customers.” The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update is effective for us beginning in the first quarter of the fiscal year ending February 1, 2019. We are currently evaluating the impact of this guidance.

Going Concern — Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. In August 2014, the FASB issued new guidance requiring companies to evaluate at each reporting period whether there are conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures will be required if management concludes that substantial doubt exists. This guidance is effective for us beginning in the first quarter of the fiscal year ending February 2, 2018. We do not expect this new guidance to impact our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our results of operations and cash flows have been and will continue to be subject to fluctuations because of changes in foreign currency exchange rates, particularly changes in exchange rates between the U.S. dollar and the Euro, the British Pound, the Romanian Leu and the Canadian Dollar, the currencies of countries where we currently have our most significant international operations. Our expenses in international locations are generally denominated in the currencies of the countries in which our operations are located.

As our international operations grow, we may begin to use foreign exchange forward contracts to partially mitigate the impact of fluctuations in cash and accounts receivable balances denominated in foreign currencies.

BUSINESS

Overview

We are a leading global provider of intelligence-driven information security services exclusively focused on protecting our clients from cyber attacks. We have pioneered an integrated approach that delivers a broad portfolio of information security services to organizations of varying size and complexity. Our solution enables organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, prioritize and respond rapidly to security breaches and predict emerging threats. The solution leverages our proprietary technologies, processes and extensive expertise in the information security industry which we have developed over 15 years of operations. Our flexible and scalable solution supports the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. As of January 30, 2015, we served over 3,800 clients across 56 countries. Our success in serving our clients has resulted in consistent recognition of our company as a market leader by industry research firms such as IDC and Forrester. Gartner has recognized us as a Leader in its “Magic Quadrant for Managed Security Services” from 2007 to 2014.

Organizations rely on information technologies to make their businesses more productive and effective. These technologies are growing in complexity and often include a combination of on-premise, cloud and hybrid environments which are connected to multiple networks and are increasingly accessed via mobile devices. As a result, protecting information from cyber threats is becoming more challenging, IT security budgets are growing and cybersecurity has become a critical priority for senior executives and boards of directors. At the same time, cyber attacks, which are growing in frequency and sophistication, are increasingly initiated by cyber criminals, nation states and other highly skilled adversaries’ intent on misappropriating information or inflicting financial and reputational damage. The challenge of information security is compounded by the proliferation of new regulations and industry-specific compliance requirements mandating that organizations maintain the integrity and confidentiality of their data.

These increasing cybersecurity challenges have created a large and fragmented market for IT security products and services. We believe that many organizations that use these products and services remain vulnerable to cyber attacks because they rely on a collection of uncoordinated “point” products that address specific security issues but fall short in identifying and defending against next-generation cyber threats. In addition, many organizations lack sufficient internal cybersecurity expertise to keep pace with the rapidly evolving threat landscape. As a result, these organizations engage the support of information security services providers as part of their IT security strategy. Traditional information security services vendors, however, often fail to satisfy the IT security needs of organizations. Traditional information security services offered by telecommunications providers, security product vendors, large IT outsourcing firms and small regional providers often lack a broad perspective on the threat landscape, are unable to scale their services to match organizations’ data processing requirements, fail to provide actionable security information, focus only on a subset of organizations’ security needs or have limited deployment options.

Our intelligence-driven information security services offer an innovative approach to prevent, detect, respond to and predict cybersecurity breaches. Through our managed security services, we provide global insight and visibility into malicious activity that enables our clients to detect and effectively remediate threats quickly. Our threat intelligence services, which are typically deployed as part of our managed security services, deliver early warnings of vulnerabilities and threats along with actionable information to help prevent financial or reputational losses, regulatory violations or other damage. Through our security and risk consulting services, we advise clients on a broad range of security and risk-related matters, such as how to design and build strategic security programs, assess and test security capabilities and meet regulatory compliance requirements. Our incident response services, which are typically deployed along with our security and risk consulting services, minimize the impact and duration of security breaches through proactive client preparation, rapid containment and thorough event analysis followed by effective remediation.

Our proprietary Counter Threat Platform constitutes the core of our intelligence-driven information security services. This platform is purpose-built to provide us with global visibility into the threat landscape and a powerful perspective on our clients’ network environments. Every day, from our clients across the globe, it aggregates as many as 120 billion “network events,” which are events that possibly indicate anomalous activity or trends on a client’s network. Our platform analyzes these events with sophisticated algorithms to discover malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The platform leverages our intelligence gained over 15 years of processing and handling network events, the exclusive research on emerging threats and attack techniques conducted by our, and extensive experience and deep understanding of the nature of cyber threats by our highly-trained security analysts. We incorporate this intelligence into the platform on a real-time basis to provide additional context regarding “security events” or “threat events,” which represent malicious activity potentially compromising the security of a network, and to enhance the quality of the actionable security information we provide. The improved intelligence increases the value of our services and drives broader adoption of our solution, which in turn enables us to analyze yet more security information generated by a larger client base and increase the effectiveness of our protective and incident measures. This self-reinforcing cycle generates a powerful network effect and is instrumental in driving market leadership of our intelligence-driven services.

We believe that our singular focus on providing a comprehensive portfolio of information security services makes us a trusted advisor and an attractive partner for our clients. This focus enables us to pursue a go-to-market strategy that addresses the diverse needs of our clients around the world. Our flexible deployment model allows us to support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources. Our vendor-neutral approach enables our clients to enhance their evolving IT security infrastructure, appliances and “best of breed” technologies with our services and capabilities, which provide our clients with both a comprehensive and highly effective security defense strategy.

Our growth strategy is to continue growing our business by maintaining and extending our technology leadership, expanding and diversifying our client base, deepening our existing client relationships, and attracting and retaining top talent. To build on our technological advantages, we will continue to innovate and invest in research and development. To expand and diversify our global client base, both domestically and internationally, we intend to continue investing in our direct sales force, further develop our strategic and distribution relationships and pursue opportunities across a broad range of industries. We also will continue to invest in our account management, marketing initiatives and client support to help clients realize greater value from their existing services and to drive incremental sales. Because highly skilled information security professionals are critical to delivering industry-leading security expertise to our clients, we intend to continue seeking to attract and retain top talent by offering our employees a client-first culture and a robust training and development program.

We have experienced significant growth since our inception. We generate revenue from our managed security and threat intelligence services through subscription-based arrangements, which provide us with a highly visible and recurring revenue stream, as well as revenue from our security and risk consulting engagements through fixed-price and retainer-based contracts. Our total revenue was $262.1 million in fiscal 2015, $205.8 million in fiscal 2014 and $172.8 million in fiscal 2013, for annual growth of 27% and 19%, respectively. Our subscription revenue was $207.2 million in fiscal 2015, $170.2 million in fiscal 2014 and $145.1 million in fiscal 2013, for annual growth of 22% and 17%, respectively. We incurred net losses of $38.5 million in fiscal 2015, $44.5 million in fiscal 2014 and $41.5 million in fiscal 2013.

Industry Background

Organizations of all sizes are using new information technologies to make their businesses more productive and effective.

Organizations of all sizes rely on information technologies to make their businesses more productive and effective. Modern IT infrastructures are growing in complexity and often include a combination of on-premise, cloud and hybrid environments connected to multiple networks that support thousands or even millions of connected devices. In addition, the adoption of mobile computing allows organizations to use data-rich applications with file-sharing and collaboration capabilities to access critical business information from various devices and locations. The widespread adoption of these advanced IT architectures, along with the rapid growth of connected devices and new ways of delivering IT services, enable organizations to benefit from business applications that are more powerful and easier to deploy, use and maintain.

This rapidly evolving IT environment is increasingly vulnerable to frequent and sophisticated cyber attacks.

Although innovative IT services delivery models and business applications yield significant benefits, the constantly evolving landscape of applications, modes of communication and IT architectures makes it more challenging for businesses to protect their critical business assets from cyber threats. New technologies heighten security risks by increasing the number of ways a threat actor can attack a target by giving users greater access to important business networks and information and by facilitating the transfer of control of underlying applications and infrastructure to third-party vendors. According to PricewaterhouseCoopers LLP, the number of detected security incidents increased by 48% from 28.9 million in 2013 to 42.8 million, or an average of over 117,000 attacks every day, in 2014.

Cyber attacks have become more sophisticated as well as more frequent. In recent years, attacks have evolved from computer viruses written by amateur hackers intent on disrupting targeted sites or attracting attention into highly complex and targeted attacks led by cyber criminals, nation states and other highly skilled adversaries intent on stealing information or causing financial and reputational damage. Both external and internal threat actors continually and rapidly update their tactics to maintain an advantage against advances in IT security defenses. These adversaries are launching an ever increasing number of attacks that are difficult to detect and remediate and that leverage next-generation techniques such as:

•	zero-day attacks, which are attacks that exploit previously unknown vulnerabilities in software;

•	polymorphic malware, which is advanced malware that changes form while retaining its malicious functionality, making it significantly harder to detect;

•	strategic web compromises, in which attackers target and compromise websites their intended victims frequently use, such as third-party vendor websites;

•	targeted phishing attacks, which deploy malicious e-mails or other communications tailored to appear legitimate to targeted categories of users;

•	sandbox, firewall and anti-malware evasion, which encompasses a variety of methods that threat actors can employ to avoid detection by standard security defenses; and

•	distributed denial-of-service attacks, which attempt to make a computer or network resource unavailable to its intended users.

The severe economic and reputational impact of attacks, coupled with growing regulatory burdens, makes cybersecurity defense increasingly a priority for senior management and boards of directors.

In the wake of numerous recent high-profile data breaches, organizations are increasingly aware of the financial and reputational risks associated with IT security vulnerabilities. IT security budgets are growing and cybersecurity has become a critical priority for senior executives and boards of directors. Even with senior-level attention, we believe that the cybersecurity programs of most organizations do not rival the persistence, tactical skill and technological prowess of today’s cyber adversaries. As a result, cyber attacks are successfully breaching organizations’ networks at alarming rates. Security breaches can be highly public and result in reputational damage and legal liability as well as large losses in productivity and revenue. Many organizations are particularly concerned about attacks that attempt to misappropriate sensitive and valuable business information, such as intellectual property, strategy documents, private communications and customer data. In addition, terrorists and nation states increasingly engage in cyber warfare and often target critical public infrastructure, such as power grids and transportation networks. The losses from attacks on business organizations and governmental institutions are growing. According to a 2013 estimate by the Center for Strategic and International Studies, global losses from cyber crime alone total $100 billion to $500 billion annually.

Adding to the urgency of the IT security challenge, new regulations and industry-specific compliance requirements direct organizations to design, implement, document and demonstrate controls and processes to maintain the integrity and confidentiality of information transmitted and stored on their systems. These security mandates include requirements imposed under the Sarbanes-Oxley Act of 2002, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and Health Information Technology for Economic and Clinical Health, or HITECH, Act for the healthcare industry, the Gramm-Leach-Bliley Act for the financial services industry, the North American Electric Reliability Corporation Critical Infrastructure Protection, or NERC CIP, Cyber Security Standards, the Federal Information Security Management Act of 2002, or FISMA, and the Payment Card Industry Data Security Standard, or PCI DSS.

The traditional cybersecurity approach of using numerous point products often fails to detect threats and block attacks.

The information systems of many organizations are vulnerable to breach because they rely on a collection of uncoordinated security products that address security in a piecemeal fashion rather than in a proactive and coordinated manner. Many of these are “point” products, which attempt to address specific information security risks instead of providing an integrated and comprehensive solution. Today, many organizations choose from a range of specialized products and services, which include intrusion detection and prevention systems, traditional firewalls, next-generation firewalls, web application firewalls, advanced malware protection, anti-virus protection, web and application security filters, messaging security, identity and access management as well as security hardware and software that resides on the devices directly operated by users, such as computers, smartphones and tablets, which are referred to as the “endpoint.”

An effective cyber defense strategy requires the coordinated deployment of multiple products and services tailored to an organization’s specific security needs. However, as the number of point products deployed by an organization grows, the challenges of integrating and managing the related devices and applications also grow. Further, point products primarily address security issues in a reactive manner, employing passive auditing or basic blocking techniques, and often lack integration and intelligent monitoring capabilities and management within a common framework necessary to provide effective information security throughout an organization. Consequently, even when deployed concurrently, these security products frequently fall short in defending against the growing volume and variety of cyber threats.

Identifying and hiring qualified security professionals is a significant challenge for many organizations.

The difficulty in providing effective information security is exacerbated by the highly competitive environment for identifying, hiring and retaining qualified information security professionals. According to annual surveys of IT professionals conducted by Enterprise Strategy Group from 2012 to 2015, information security was consistently the most commonly cited area where organizations had a problematic shortage of IT skills. In a survey issued by Ponemon in 2015, 45% of respondent organizations stated that they believe the inability to hire and retain qualified staff was the leading factor that could hinder or stall improvements in the cybersecurity posture of an organization.

As a result, organizations engage information security services vendors to integrate, monitor and manage their point products to enhance their defense against cyber threats.

Because many organizations cannot adequately protect their networks from cyber threats, they are augmenting their IT security strategies to include information security services. Traditional information security services vendors include telecommunications providers that offer information security services as an adjunct to their IT infrastructure hosting services, security product vendors that provide managed security and consulting services focused primarily on their own products, large IT outsourcing firms that maintain an information security services practice within a larger organization as well as local and regional specialist providers. By using information security services from these types of vendors, organizations seek to decrease their vulnerability to security breaches, increase the efficacy of their existing investments in security products and free their own IT staff to focus on other responsibilities.

Traditional information security services vendors, however, often fail to satisfy the IT security needs of organizations, many of which seek the advantages of our solution.

Despite significant expenditures, many organizations have not been able to realize the full benefits of information security products and services. Organizations that currently engage traditional information security services vendors encounter the following challenges:

Lack of Global Visibility and Insight into Cyber Threats. Many traditional information security vendors serve smaller client bases in limited geographic areas and narrow industry sectors and, therefore, lack broad insight into the identities, intentions, techniques and strategies of cyber adversaries that operate across international boundaries and target multiple industries. In addition, many of the traditional information security services vendors have limited ability to gather and process sufficient quantities of security data. This limited view of the global threat environment reduces the vendor’s ability to identify security threats and defend against cyber attacks, particularly attacks by sophisticated threat actors.

Lack of Scalability. Many traditional information security services vendors lack the technology platform necessary to keep pace with the explosive growth in the volume of alerts, logs, messages and other security events resulting from the rapid proliferation of security appliances in organizations’ networks. Billions of daily network events must be processed, analyzed and archived in an efficient and timely manner to provide effective information security. In addition, the heavy reliance of existing information security services vendors on human input and interaction to drive information security intelligence decreases the efficacy of their research and remediation capabilities and limits their ability to scale their services to meet the data processing requirements of larger organizations.

Lack of Actionable Security Information. Traditional information security services vendors often generate information that is difficult for client IT security teams to act upon. Specifically, the security information generated may:

•	be too voluminous and complex;

•	be untimely or insufficiently predictive;

•	lead to falsely positive results by identifying normal activity as anomalous or malicious; or

•	lack actionability because it fails to predict the severity of the attack, provide insight into the intentions of attackers or indicate appropriate countermeasures.

Narrowly-Focused Solutions. Many traditional information security services vendors focus their offerings on specific stages of a cyber attack and often limit their services to support only their own IT security products. For example, some network firewall vendors provide services that exclusively monitor firewall log data and respond only to specific and related incidents. However, these vendors offer limited support for third-party firewalls or other security appliances. This approach creates significant complexity and cost, and ultimately results in less effective protection. Substantial manual effort also is needed to deploy, configure, integrate, maintain and upgrade products and services.

Limited and Inflexible Service Delivery Options. Many traditional information security services vendors offer to engage with clients only in a rigid, predefined manner. For example, some vendors only offer fully outsourced security appliance management, which does not allow the client’s in-house staff to retain administrative control. In some instances, traditional security services vendors may not be capable of integrating their solutions with, or accommodating a client’s desire to use, the client’s existing IT security infrastructure. In other cases, traditional vendors may offer a limited range of security services, such as management and monitoring services, but not consulting or incident response services. As a result of these limited and inflexible service delivery models, many traditional information security services vendors fail to meet the needs of clients across a broad array of industries and sizes.

In part as a result of the failure of many traditional information security services providers to satisfy the pressing need for scalable, integrated and intelligence-driven information security services, organizations of all sizes are engaging us to help improve their defensive posture and manage their day-to-day exposure to cyber threats.

Our Market Opportunity

We operate in a rapidly expanding market for information security services. Gartner estimates that the size of the combined Enterprise Security Services IT Outsourcing and consulting services markets was $25.0 billion in 2013 and expects it to grow at a compound annual growth rate of 11% to $47.4 billion in 2019. Further, Gartner estimates the managed security services IT Outsourcing market at $10.7 billion in 2013 and expects it to grow to $24.6 billion in 2019, representing a compound annual growth rate of 15%. Gartner also estimates the security consulting services market at $14.2 billion in 2013 and expects it to grow to $22.8 billion in 2019, for a compound annual growth rate of 8%.

Our Solution

We are a leading global provider of intelligence-driven information security services exclusively focused on protecting our clients from cyber attack. Our solution enables organizations to fortify their cyber defenses to prevent security breaches, detect malicious activity in real time, respond rapidly to security breaches and predict emerging threats. Our solution can support the evolving needs of the largest, most sophisticated enterprises staffed with in-house security experts, as well as small and medium-sized businesses and government agencies with limited in-house capabilities and resources.

Our integrated suite of services includes:

•	Managed security services, through which we provide global visibility and insight into malicious activity in our clients’ network environments, enabling them to detect and remediate threats quickly and effectively through the application of our deep security expertise

•	Threat intelligence services, through which we deliver early warnings of vulnerabilities and threats and provide actionable security intelligence intended to address these problems before they result in financial or reputational damage, regulatory violations, legal liability or other damage

•	Security and risk consulting services, through which we advise clients on a variety of information security and risk-related matters, such as how to design and build strategic security programs, assess and test security capabilities and meet regulatory compliance requirements

•	Incident response services, through which we help clients rapidly analyze, contain and remediate security breaches to minimize their duration and impact

Our Counter Threat Platform constitutes the core of our intelligence-driven information security services and provides our clients with a powerful integrated perspective regarding their network environments and security threats. Our platform aggregates as many as 120 billion daily network events from our clients across the globe and analyzes these events with sophisticated algorithms to detect malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The timely analysis and routing of this security information enable our solution to assess risk in real time and allows us to respond rapidly to our clients worldwide. The platform leverages our intelligence gained over 15 years of processing and handling network events, the exclusive research on emerging threats and attack techniques conducted by our Counter Threat Unit research team, or CTU, and the extensive experience and deep understanding of the nature of cyber threats of our highly-trained security analysts. As a result, we believe that we frequently are among the first organizations to identify new cyber attack techniques and develop countermeasures to remediate them. We apply these countermeasures to our platform as well as to other proprietary technologies to enable clients to proactively prevent and detect security compromises. For example, as of May 1, 2015, our proprietary network intrusion detection and prevention appliance, the iSensor, deployed over 8,500 countermeasures and the resulting signatures generated, on average, approximately 100 million security alerts daily. We also constantly monitor the efficacy and accuracy of these countermeasures to enhance their effectiveness and adaptability across all our services.

Our security operations centers, or SOCs, employ highly trained security analysts who leverage their extensive experience and deep understanding of cyber threats to identify, diagnose and respond quickly to security events. We incorporate the exclusive research developed by the CTU and the intelligence and security information provided by our SOC analysts into the platform as continuous feedback to further enrich the quality of the security intelligence and deliver predictive and adaptive protection for our clients. This improved intelligence enhances the value of our services and drives broader adoption of our solution, which in turn enables us to analyze yet more security information generated by a larger client base, thus increasing the effectiveness of the services we provide.

Key Benefits of Our Solution

The key benefits of our solution include:

Global Visibility. We have global visibility into the cyber threat landscape through our more than 3,800 managed security services clients across 56 countries as of January 30, 2015, including large enterprises and small and medium-sized businesses operating in diverse industries and U.S. state and local government agencies. As a result, we gain real-time insights that enable us to predict, detect and respond to threats quickly and effectively. We also identify threats originating within a particular geographic area or relating to a particular industry and proactively leverage this threat intelligence to protect other clients against these threats.

Scalable Platform with Powerful Network Effects. Our proprietary Counter Threat Platform analyzes as many as 120 billion daily network events from our clients across the globe and in multiple industries. The platform features a multi-tenant, distributed architecture that enables our software to run on a single server while providing simultaneous access to multiple users and facilitates not only efficient and cost-effective processing of these events, but also meaningful real-time risk assessment and rapid response. A key component of the platform, the Multi-Purpose Logic Engine, enables the platform to automate processing of an increasing percentage of events—over 99% as of January 30, 2015—without the need for human intervention. As a result, although the number of network events analyzed through our services doubles approximately every 14 months, the number of events requiring our certified security analysts to assess a potential threat remains relatively constant. As our client base increases, our platform is able to analyze more events, and the intelligence derived from the additional events makes the platform more effective, which in turn drives broader client adoption and enhances the value of the solution to both new and existing clients.

Contextual Threat Intelligence. Our proprietary and purpose-built technology analyzes and correlates billions of network events using advanced analytical tools and sophisticated algorithms to generate threat intelligence. This intelligence is augmented by our Counter Threat Unit research team, which conducts research into threat actors, uncovers new attack techniques, analyzes emerging threats and evaluates the risks posed to our clients. Applying this intelligence across our services portfolio provides clients with deeper insights and enriched context regarding tactics, techniques and procedures employed by those threat actors.

Integrated, Vendor-Neutral Approach. Our services are designed to monitor alerts, logs and other messages across multiple stages of the threat lifecycle by integrating a wide array of proprietary and third-party security products. Our vendor-neutral approach enables clients to use their existing IT security infrastructure and to enhance it with our products and services. This approach also allows us to aggregate events from a wide range of security and network devices, applications and endpoints to enhance our understanding of clients’ networks and increase the effectiveness of our monitoring services.

Flexible Service and Delivery Options. Our intelligence-driven information security services were purpose-built to serve a broad array of evolving client needs, regardless of a client’s size or the complexity of its security infrastructure. Our clients may subscribe to our full suite of services, which provide an integrated solution, or elect to subscribe to any of our individual services. The Counter Threat Platform is highly flexible, allowing us to tailor our services to a client’s unique environment, and can be configured to identify specific security events of concern to an organization. Clients also can choose how much control they maintain over their IT security infrastructure by selecting among our fully managed, co-managed or monitored service delivery options. Our solution is scalable to support large enterprises, but also can be packaged into a turnkey solution for small and medium-sized businesses and government agencies. Our flexible approach enables clients to tailor our solution to reduce large and risky investments and costly implementations that are characteristic of traditional solutions, and to ensure quick and easy deployment.

Our Competitive Strengths

We are a global leader in providing intelligence-driven information security services that protect organizations against advanced cyber attacks. We believe that the following key competitive advantages will allow us to maintain and extend our leadership position:

A Leader in Intelligence-Driven Information Security Services. We are a global leader in providing intelligence-driven information security services. As of January 30, 2015, we protect over 3,800 clients across 56 countries from increasingly advanced and harmful security threats. Given the significant potential financial and reputational damage to organizations from security vulnerabilities and breaches, we believe that we have become a mission-critical provider of information security services to many of the large enterprises, small and medium-sized businesses and U.S. state and local government agencies we serve. Gartner has recognized us as a Leader in its “Magic Quadrant for Managed Security Services” from 2007 to 2014. In addition, we have been recognized as a leader by “The Forrester Wave™: Managed Security Services: North America, Q4 2014” and by the “IDC MarketScape: Worldwide Managed Security Services 2014 Vendor Assessment.” We also have received accolades from SC Magazine, which has named us “Managed Security Service Provider of the Year” six times over the past ten years. Our position as a technology and market leader enhances our brand and enables us to influence organizations’ purchasing decisions as they look for a comprehensive solution from a reputable vendor.

Purpose-Built, Proprietary Technology. At the core of our solution is the proprietary technology platform we have developed during our 15 years of operations. This platform, which we call the Counter Threat Platform, facilitates the discovery of malicious activity in our clients’ environments through data collection, aggregation and advanced analysis. It also enables the delivery of security intelligence in the form of countermeasures, dynamic intelligence and valuable context regarding the cyber threat landscape. The Counter Threat Platform features a multi-tenant, distributed architecture purpose-built for efficient and cost-effective analysis. It incorporates analysis performed by our Counter Threat Unit research team in conjunction with advanced analytics and our proprietary Threat Intelligence Management System to collect, correlate and analyze billions of daily network events and data points and generates enriched security intelligence on threat actor groups and global threat indicators. Security professionals in our security operations centers also use this intelligence as valuable context to help them understand our clients’ environments and quickly identify, diagnose and respond to security breaches. Elements of these technologies and processes are protected by our know-how and by our patents and pending patent applications.

Specialist Focus and Expertise. Since our founding, we have built our company, technology and culture with a singular focus on protecting our clients by delivering intelligence-driven information security services. We believe this continued focus reinforces our differentiation:

•	from telecommunications and network providers that we believe lack the security focus required for domain-specific research and development;

•	from IT security product companies that we believe may not provide vendor-neutral comprehensive services; and

•	from local and regional information security services providers that we believe have a limited view of the global threat environment and cannot provide the comprehensive and integrated suite of information security services we offer.

Strong Team Culture. We believe that our client-first culture and corporate mission to be the global leader in intelligence-driven information security services gives us a significant advantage over our competitors. At our company, the fight against sophisticated and malicious cybersecurity threats is a personal one, and we take great pride in helping our clients protect their critical business data and processes. We dedicate significant resources to ensure that our culture and brand reflect this exclusive focus on protecting our clients. Further, in a highly competitive hiring environment for IT security personnel, our culture enhances our ability to hire, develop and inspire talented security professionals. We believe that our culture and strong technology leadership are key drivers of our employee retention rate, which in fiscal 2015 averaged approximately 90% across all functions within our organization.

Seasoned Management Team and Extensive IT Security Expertise. We have a highly experienced and tenured management team with extensive IT security expertise and a record of developing successful new technologies and services to help protect our clients. Our President and Chief Executive Officer, Michael R. Cote, has presided over our company’s growth since 2002, and our global go-to-market leader, our global engineering leader and our Chief Technology Officer each have served with us for over ten years. In addition, as of May 1, 2015, our CTU research team included industry-recognized experts with an average of over ten years of IT security experience.

Our Growth Strategy

Our goal is to be the global leader of intelligence-driven information security services. To pursue our growth strategy, we seek to:

Maintain and extend our technology leadership: We intend to enhance our leading intelligence-driven solution by adding complementary services that strengthen the security posture of our clients by investing in research and development and hiring personnel with extensive IT security expertise. We also will continue to invest in our global threat research capabilities, particularly in existing dynamic threat areas and emerging areas that affect mobile communication, cloud computing, data sciences, the Internet of Things and other applications to address the changing security needs of our clients. For example, we intend to build a portfolio of services that can be delivered and integrated into infrastructure-as-a-service environments and address regional privacy-related data storage requirements as an increasing number of our clients look to develop and host applications in cloud-based environments.

Expand and diversify our client base: The information security services market is large and growing. We believe our intelligence-driven solution provides us with a significant opportunity to acquire new clients by augmenting their existing in-house security capabilities or displacing their incumbent security services vendors. Our client base has grown approximately 19% from approximately 3,200 managed security services clients as of February 1, 2013 to over 3,800 managed security services clients as of January 30, 2015. We intend to continue to expand and diversify our client base, both domestically and internationally, by investing in our direct sales force, developing our strategic and distribution relationships, pursuing opportunities across a broad range of industries and adding complementary services, such as those serving cloud-based environments. We also intend to continue increasing our geographic footprint to further enhance our deep insight into the global threat landscape and our ability to deliver comprehensive threat intelligence to our clients. As we grow our client base, existing clients benefit from the network effects derived from the increasing set of global and diverse security events we observe, thus driving both the value of our solution and further client adoption.

Deepen our existing client relationships: To maintain and grow our revenue under our subscription-based model, we must achieve and maintain high levels of client renewals. In each of fiscal 2014 and fiscal 2015, we retained approximately 90% of our managed security services clients. In addition, we believe the strong relationships and high client satisfaction we maintain with our base of over 3,800 managed security services as of January 30, 2015 present a significant opportunity for us to drive incremental sales. As clients recognize benefits from one of our service offerings, our platform enables easy adoption and integration of additional service offerings. Moreover, as clients become familiar with our extensive expertise and the value of our solution, we seek to convert one-time consulting engagements into longer-term recurring engagements by cross-selling our information security services. As of January 31, 2015, almost 50% of our professional services clients also subscribed to our managed security services. We will continue to invest in our account management, marketing initiatives and client support programs in seeking to achieve high client renewal rates, help clients realize greater value from their existing services and encourage them to expand their use of our services over time.

Attract and retain top talent: Highly skilled IT security professionals are critical to delivering best-in-class security expertise to our clients. We will continue to invest in attracting and retaining top talent to support our existing information security offerings as well as develop new capabilities. Our technology leadership, brand, exclusive focus on information security, client-first culture and a robust training and development program have enabled us to attract and retain highly talented professionals with a passion for building a career in the information security industry. As a result, as of January 30, 2015, approximately 21% of our employees had served with us for over five years, while our overall employee retention rate in fiscal 2015 averaged approximately 90% across all functions within our organization.

Our Clients

As of January 30, 2015, we had over 3,800 managed security services clients across 56 countries. Our clients as of that date included 28% of the companies in the Fortune 100 for 2015 and 25% of the companies in the Fortune 1,000 for 2015. In addition, in fiscal 2015, over 1,400 organizations contracted with us for security and risk consulting services. As of January 31, 2015, almost 50% of our professional services clients also subscribed to our managed security services.

We serve clients in a broad range of industries, including the financial, manufacturing, technology, retail, insurance, utility and healthcare sectors. In fiscal 2015, financial services clients accounted for 38% of our revenue, and manufacturing clients accounted for 16% of our revenue. No other industry accounted for 10% or more of our fiscal 2015 revenue.

We market our information security services to organizations of all sizes, including large enterprise clients and small and medium-sized business. For fiscal 2015, we derived approximately 62% of our revenue from our large enterprise clients, approximately 33% from our small and medium-sized business clients and approximately 5% from other clients, such as U.S. state and local government agencies. We define large enterprise clients as organizations with annual revenue exceeding $500 million or financial institution clients with assets exceeding $2 billion, and small and medium-sized business clients as organizations with annual revenue of $500 million or less or financial institution clients with assets equal to or less than $2 billion. Our largest client, Bank of America, N.A., accounted for 11% of our fiscal 2015 revenue. No other client accounted for 10% or more of our annual revenue in any of our last three fiscal years.

As of January 30, 2015, approximately 89% of our clients were based in North America, 9% were based in Europe and the Middle East, and 2% were based in Asia. Sales to clients located outside the United States contributed approximately 14% to our fiscal 2015 revenue, approximately 12% to our fiscal 2014 revenue and approximately 8% to our fiscal 2013 revenue. For information about our non-U.S. revenues and assets, see “Notes to Combined Financial Statements—Note 8—Supplemental Combined Financial Information.”

Our Technology Platform

We utilize the key components of our infrastructure described below to deliver our intelligence-driven information services to our clients.

Counter Threat Platform

Our proprietary Counter Threat Platform was purpose-built to be the foundation of our information security solution. It has a multi-tenant, distributed architecture that enables our software to run on a single server while providing simultaneous access to multiple users. The platform collects, aggregates, correlates and analyzes billions of daily network events from our extensive client base, and uses sophisticated algorithms to detect malicious activity and deliver security countermeasures, dynamic intelligence and valuable context regarding the intentions and actions of cyber adversaries. The timely analysis and routing of this security information enables our solution to assess risk in real time and allows us to report rapidly to our clients worldwide. The platform is highly flexible, permitting us to tailor our services to a client’s unique environment, and can be configured to identify specific security events of interest to a particular client. Our platform was designed to be vendor-neutral. As a result, it can aggregate events from a wide range of security and network devices, applications and endpoints.

The platform leverages our intelligence gained over 15 years of processing and handling network events to provide insight into how attacks are initiated and spread across our clients’ networks. The platform also applies security intelligence based on the billions of threat indicators continuously gathered by our Counter Threat Unit research team through in-depth analysis of the cyber threat environment. This team conducts research into emerging threat actors and new attack tactics, and develops countermeasures that we apply to the platform to enable our clients proactively to prevent and detect compromises of their security. Our ability to see more security incidents along with the applied intelligence acts as an early warning system that enables our security analysts to proactively alert clients, apply protections and respond quickly with appropriate context. The more security events we see, the more accurate our protections are and the more accurately we can respond.

The Counter Threat Platform is supported by the following proprietary technologies:

•	Counter Threat Appliance. Our Counter Threat Appliance performs several of the important functions of the Counter Threat Platform. The Counter Threat Appliance is a physical or virtual appliance deployed in a client’s data center, branch office or cloud environment, or our own data center. This technology supports a wide range of security and network devices, applications and endpoints to collect information on the client environment, perform analytics and report to our security operations centers. The Counter Threat Appliance establishes secure non-intrusive communications to transmit data back to our data centers, where the Counter Threat Platform performs additional analysis to determine where to route security events.

•	Multi-Purpose Logic Engine. Our Multi-Purpose Logic Engine is an analytics engine that leverages our broad visibility into the global threat environment and applied intelligence from the Counter Threat Unit to identify security incidents of interest. The engine intelligently processes billions of daily network events into actionable information, providing valuable context to our security analysts to help inform their analysis of the security incidents and shorten the client’s response time.

•	Foresee. Foresee, our behavioral and self-learning technology, identifies malicious events through the use of signature, reputation and a variety of other classifiers. Foresee calculates a score representing the probability and degree of confidence that a particular event or a collection of events is malicious. Foresee learns which events are malicious or non-malicious based on ongoing feedback from our certified security analysts, and applies machine-learning analysis techniques for the discovery of previously unknown threats.

•	Very Large Database. Our Very Large Database efficiently and cost-effectively collects, processes and stores billions of structured and unstructured data elements, which helps us to identify new security threats, provide valuable context to our security analysts and enable CTU researchers to perform historical threat analysis.

Threat Intelligence Management System, or TIMS. We manage structured and unstructured data in TIMS. TIMS collects, correlates and analyzes billions of data points to catalogue threat actors and generate threat indicators applied across our services. The data points are sourced from our managed security services clients, malware, social media, honeypots (or traps set to detect or counteract attempts at unauthorized use of information systems), open source intelligence, hunting and incident response engagements, strategic relationships and priority research.

Catalog for Artifacts and Signal Extraction or CASE. CASE is a repository and a set of tools for the dynamic analysis of malware to catalogue its behaviors and generate threat indicators. CASE feeds threat indicators determined from the analysis of malware into TIMS.

Attacker Database. Our Counter Threat Unit research team maintains a patented process for generating a proprietary Attacker Database that contains IP addresses and domain names of servers hosting exploits and malware, command and control servers, and other known malicious infrastructure. We apply this information to our Counter Threat Platform and iSensor to provide client protections across our services.

Portal. Powered by integrated intelligence and analytics tools, the portal delivers real-time information to client executives, managers and security professionals and provides insights that help clients make better security decisions. It also facilitates real-time communication between clients and our security analysts, measures the effectiveness of a client’s security profile using asset-based and risk-weighted analyses, supports regulatory compliance requirements and enables a visualization of point-in-time, comparative and historical security trends across multiple security metrics. Within the portal, users can use familiar drag-and-drop techniques to easily render customized dashboards and layouts for use in visualizing threat intelligence, and to generate customizable on-demand and automated reports. Our portal is accessible via web and mobile applications as well as via custom-built applications that leverage our application program interfaces.

Security Operations Center Automation

We have developed several technologies integrated into the Counter Threat Platform to automate operations within our security operations centers, where our security professionals identify, diagnose and respond to security information.

•	Threat Analytics Portal. We present threat information to our certified security analysts in a custom-built graphical user interface. This interface supports the delivery of high-quality security analysis of threats targeting or occurring within a client’s network environment. Visualization enables our security analysts quickly to detect patterns and to determine in real time relationships of security incidents within a client environment and across our entire client base. Our security analysts have access to all data collected from client environments and intelligence from our Counter Threat Unit to provide them with the context necessary to inform their analysis and to help them determine whether they should communicate information about a security incident to a client.

•	Ticket Management. Our ticket management system is based on Information Technology Infrastructure Library principles and delivers security monitoring and device management services to clients. A sophisticated and configurable workflow provides incident, change and problem management in a leveraged-service delivery model to enable our security operations centers to handle a higher volume of work with consistent quality.

•	Management and Monitoring Tools. In order effectively to manage and monitor our infrastructure at client sites and our data centers, we rely on a suite of purpose-built software applications to facilitate the full lifecycle management of all software and configuration deployments and updates, efficient management and troubleshooting, and monitoring of the health and availability of devices.

Other Enabling Technologies

iSensor. Many of our clients use our proprietary network intrusion detection and prevention appliance, the iSensor. iSensor eliminates malicious inbound and outbound traffic in real time by performing in-line deep packet inspection (which is an examination of packet data as it passes through the device for viruses, intrusions or other threats) and applying countermeasures from the Counter Threat Unit.

RedCloak. RedCloak, our endpoint threat detection software, allows us to apply our threat intelligence to the endpoint to reduce the amount of time required to detect a compromise of security and reduce the effort required to respond. RedCloak also allows us to prevent a compromise by developing strategic countermeasures that interdict tactics used by threat actors.

Third-Party Technologies. Our intelligence-driven information security services are designed to monitor alerts, logs and other messages across multiple stages of the threat lifecycle. In deploying these services, we integrate a wide array of proprietary and third-party security products. Our technology supports firewalls from market-leading vendors including Cisco Systems, Inc., Palo Alto Networks, Inc., Check Point Software Technologies Ltd., Juniper Networks, Inc., Fortinet, Inc. and Dell SonicWall, intrusion prevention systems from vendors such as Intel Corp. (McAfee), and web application firewalls from vendors such as Imperva, Inc., F5 Networks, Inc. and Citrix Systems, Inc. Further, we maintain alliance partnerships with key technology providers who deliver capabilities we see as valuable in keeping our clients secure. These partnerships involve technology licensing, joint technology development, integration, research cooperation, co-marketing and sell-through arrangements. Key technology partners include Cisco Systems, Inc. (Sourcefire), Qualys, Inc., TIBCO Software Inc. (Loglogic), Bit9 + Carbon Black, Lastline, Inc. and Risk I/O, Inc.

Our Services

We offer an integrated solution comprising a comprehensive suite of intelligence-driven information security services. Our clients may subscribe to our full suite of services or elect to subscribe to various combinations of our individual services. All of our service offerings are enabled by our Counter Threat Platform and our large team of skilled security experts.

Managed Security Services

We offer a broad range of managed security services, including those highlighted below.

Security Monitoring. Security appliances, systems and servers generate extensive logs, alerts and other messages every day. This raw information must be continuously monitored, correlated and analyzed in order to identify security events of actual concern while generating a minimal number of false positives. Our security monitoring service collects, correlates and analyzes logs, alerts and other messages generated by most leading security technologies and critical information assets, on a 24/7 basis, to identify anomalies and respond to threats in real time. This service functions either on a stand-alone basis or in concert with client-owned Security Information and Event Management platforms.

Advanced Malware Protection and Detection. Our advanced malware protection and detection service, or AMPD, provides a layer of defense against emerging zero-day threats for enterprise and medium-sized organizations. AMPD uses next-generation sandboxing technology with full-system emulation to execute and analyze malware within a controlled environment, and draws on our vast threat intelligence data pool and our expert threat analysis teams. AMPD’s combination of deep intelligence capabilities developed by the Counter Threat Unit and advanced technology permits our clients to see, rapidly analyze and accurately diagnose zero-day vulnerabilities, and to obtain focused guidance that expedites threat remediation.

Advanced Endpoint Threat Detection. Advanced endpoint threat detection, or AETD, improves situational awareness and visibility through proprietary endpoint intelligence developed by the Counter Threat Unit. AETD is a fully managed security service that monitors the state of endpoints, which include Windows servers, laptops and desktops, for threat indicators, investigates events to determine their severity, accuracy and context, and quickly escalates critical events to the client’s attention indicating that an endpoint may be compromised.

Firewall and Next-Generation Firewall Services. Firewalls provide critical information necessary to identify and evaluate security events. We provide an array of firewall services ranging from the collection, organization and reporting of firewall information to the full management of a client’s firewall by our security analysts, including rule-set changes and overall configuration of the device for optimal performance. Our experts hold certifications from leading vendors and have significant experience with the relevant technologies, enabling us to provide services to support market-leading vendors in various types of environments. Our firewall management services ease the adoption of next-generation firewall technology through policy-based control over applications, users and content, device provisioning and deployment, and immediate response to security events.

Managed Web Application Firewall Services. Web application firewalls are designed specifically to protect applications that deliver critical services via Internet web protocols. These firewalls block certain connections while permitting others based on the configuration of the firewall in order to ensure that only legitimate traffic reaches protected applications. Web application firewalls are increasingly utilized to address various compliance mandates, including the PCI DSS. Our managed web application firewall service assists clients with the end-to-end management of these complex devices, from initial configuration and periodic policy changes to patching, updating and full-time monitoring of system health and performance.

Managed Intrusion Detection System, or IDS, and Intrusion Prevention System, or IPS, Services. IDS and IPS technologies can provide a highly effective layer of security. We provide a wide range of services to enable our clients to realize the benefits from these technologies, and effectively identify threats faster. Our services include security monitoring, performance and availability management, device upgrades and patch management, policy and signature management, and integration of Counter Threat Unit intelligence. We manage leading vendors’ products as well as our own iSensor IDS and IPS.

Managed Vulnerability Scanning. A vulnerability scan is designed to alert an organization of potential exposures and vulnerabilities in its network. As part of our solution, we perform internal and external scan audits across network devices, servers, databases and other assets in on-premise and cloud environments. Our vulnerability management service is fully managed and maintained by a dedicated vulnerability management team.

Managed Web Application Scanning. Applications that deliver services via the web are the lifeblood of business-to-business and business-to-consumer e-commerce. A vulnerability scan can alert an organization to potential exposures and weaknesses in these web-based applications before a threat actor exploits those weaknesses. Our managed web application scanning service performs deep and accurate scans of web applications that are hosted on client premises or in cloud environments. These scans search for vulnerabilities specific to the web protocols that are foundational to web applications. Our service also supports the ability to log into web applications and discover vulnerabilities that may lie behind the login page. The service is fully managed and maintained by a dedicated vulnerability management team.

Log Retention Services. We offer comprehensive log aggregation, retention, searching and reporting services. Log retention enables our clients to satisfy various compliance obligations, which require full log retention from critical IT systems to ensure the integrity of confidential data, and to conduct forensic investigations. Our log retention service provides support for a wide range of sources, allowing the capture and aggregation of millions of logs generated every day by critical information assets such as servers, routers, firewalls, databases, applications and other systems of the log retention appliance.

Managed Policy Compliance. To assist clients in improving their security and compliance with regulatory mandates, our managed policy compliance service ensures that the configurations of clients’ critical systems are known, tracked and comply with pre-established security guidelines. Our service consists of two key components, consisting of software that automatically retrieves the configurations of critical systems and compares them to pre-established configuration targets, and a library of more than 5,000 security and compliance-driven configuration checks across three systems. Our service helps clients establish configuration targets, set up the scans, monitor the output and report on the results.

Delivery Options for Managed Security Services

Our managed security services clients can choose how much control they maintain over their IT security infrastructure by selecting among our fully managed, co-managed or monitored service delivery options.

Fully Managed. With our fully managed delivery options, we assume control of a client’s security technology so the client can focus on running its business rather than becoming a security administrator. Clients selecting fully managed services delivery obtain all of the benefits of our monitored delivery option, including access to our on-demand Counter Threat Platform. In addition, our team of security analysts will monitor and manage a client’s security technology or selected devices, proactively update that security infrastructure to protect against emerging threats, identify vulnerabilities, ensure that the devices are properly configured with our latest countermeasures, and block or respond to immediate threats in accordance with the client’s escalation protocol. We believe that our fully managed services provide clients with increased security protection based on our best practices and security expertise applied across our client base, as well as improved operational efficiency by removing the overhead costs associated with managing security technology.

Co-Managed. Clients often deploy our managed services offerings on a co-managed basis as an extension of their security personnel. The co-managed delivery option enables the client to retain control over its security infrastructure to the extent that it prefers to do so, and enables its security staff to work with our experts as a team while maintaining full access and visibility into the management process. This option is particularly suitable for organizations that already possess in-house security expertise, but that seek to remove the burden of managing devices from their staff so they can focus on more strategic security initiatives.

Monitored. Clients selecting our monitored services obtain access to our on-demand Counter Threat Platform through our web-based portal, plus real-time monitoring and analysis by our security analysts of events collected from security and network devices and applications. Our monitored services enhance our clients’ security position by providing them with a holistic view of their security activity, valuable context from our team of security analysts and comprehensive reporting to demonstrate regulatory compliance. Our ability to see more security incidents across our entire client base along with our threat intelligence acts as an early warning system which benefits clients by proactively alerting them to potential threats, applying protections and helping them respond quickly. The more we see, the more accurate our protections are, and the more accurately we can respond. Through our monitored solutions, we leverage our on-demand Counter Threat Platform to correlate information from many devices and applications, providing security analysts with the context they need to reduce significantly false positives and alert clients to actual threats against their organizations.

Threat Intelligence Services

Powered by our Counter Threat Unit research team, our threat intelligence services deliver early warnings and actionable intelligence that enable rapid protection against threats and vulnerabilities before they affect an organization. Our threat intelligence services typically are deployed as part of our managed security services, but also may be offered separately.

Global Threat Intelligence. Our global threat intelligence services provide proactive, actionable intelligence tailored to an organization’s environment, including clear, concise threat and vulnerability analysis, detailed remediation information and recommendations, consultation with our threat experts, on-demand access to extensive threat and vulnerability databases, malware analysis upon request, intelligence feeds and integration with our other services for correlation and unified reporting.

Borderless Threat Monitoring. Our borderless threat monitoring service delivers organizations with timely and actionable security intelligence that provides them with insight into threat activities that may exist beyond the edge of their network. This service proactively informs organizations of network threat indicators that apply to their particular network environment and allows them to manage the threat in accordance with their escalation protocol.

Malware Code Analysis. Our malware code analysis service focuses on reverse engineering malicious or unknown code identified in security events in order to provide an organization with a better understanding of the code’s behavior and its impact on the organization’s systems and information. Using advanced computer forensic tools and techniques, our security experts thoroughly dissect the code to determine its functionality, purpose, composition and source.

Enterprise Brand Surveillance. Our enterprise brand surveillance service offers real-time monitoring of a range of intelligence outlets to identify developing threats from exposure of sensitive data, targeting by threat actors and risks to perception of the client’s brand. This service provides our clients with live notifications delivered upon discovery of actionable intelligence. It also provides clients with context regarding potential threats and helps them to develop informed risk mitigation strategies.

Security and Risk Consulting Services

Our consulting organization provides expertise and analysis to help clients improve their security posture by comprehensively assessing security capabilities, designing and building robust security programs, preparing employees against cyber attacks, facilitating regulatory compliance and helping clients identify, prioritize and resolve the vulnerabilities that pose the greatest threat. We offer both project-based and long-term contracts, including retainer contracts sold together with our managed security services engagements. For example, we may enter into a contract for managed security services bundled together with an incident response retainer.

Our team has extensive experience, supported by our Counter Threat Platform, conducting security, compliance and risk engagements across many industries and geographic areas, and under recent regulations and industry standards that impose security mandates. The professional services offered by the team include the following:

Technical Testing and Assessments. Our testing and assessment services provide clients with the knowledge, expertise and efficiency needed to conduct thorough security and risk evaluations of their environments. We offer testing and assessments that address logical, physical, technical and non-technical threats in order to identify gaps that create risk, construct a stronger security posture and meet compliance mandates. Our testing and assessments services include application security, network security and red team testing, which simulates cyber attacks using real-world tactics, techniques and procedures.

Security and Governance Program Development. Our security and governance program development services provide our clients with security, risk and compliance expertise to help them develop strategic security and governance programs based on industry and observed best practices. These services include internal audit support and the development of corporate information security and computer security incident response security awareness programs.

Targeted Threat Hunting. The targeted threat hunting service uses proprietary technology to search client networks to identify the presence of security compromises and entrenched threat actors operating in a client’s environment. The service draws on our threat intelligence and extensive experience countering cyber adversaries.

Cloud Security. We help clients to deliver cloud-based services securely and to satisfy their compliance requirements. Our cloud security services include cloud security strategic consulting, cloud risk assessment, assurance testing of cloud deployments, incident response in cloud environments and cloud security architecture and design.

Security Awareness Training Services. Our security awareness training services help clients assess their current information security awareness training programs, design new programs with senior IT security advisors and provide specialized training to address areas of greatest concern. As part of our information security training services, we offer on-demand security training, security awareness needs assessment, security awareness program development, managed phishing and managed security awareness programs.

Security Design and Architecture Services. Our security design and architecture services help clients to clarify their information security priorities and identify their most vulnerable assets that require security monitoring, as well as to obtain a prioritized roadmap of upgrades to help with budgeting and determining resource requirements. Our services include security health check services, security architecture assessment services and security architecture and design consulting.

Security Residency Services. Our security residency services provide clients with security consultants who serve as extended members of their staff either on-site or remotely to extend and heighten an organization’s security expertise and capabilities. We offer several levels of resident security consultants, including executive, expert and technical consultants tailored to the security expertise and leadership our clients need. Residency services often are combined with managed security services in complex enterprise environments to enhance the value clients obtain from our solution. Consulting residents align our solution with the clients’ internal processes, integrate our data feeds into client applications and dashboards, and produce customized analytics and reporting. In addition, residents can assist clients with handling the security events identified by our managed security services.

Incident Response Services

Our incident response services typically are deployed along with our security and risk consulting services. The professionals who deliver our incident response services help clients rapidly analyze, contain and remediate security breaches to minimize their duration and impact.

Incident Management Proactive Services. Through our incident management proactive services, our security consultants work with clients to prepare them to respond quickly and effectively to a security incident. In providing these services, we feature an incident management risk assessment service and a response plan review and development service. Our incident management risk assessment service evaluates a client’s ability to detect, resist and respond to a targeted or advanced threat and is designed to help our clients understand their exposure to these threats, including advanced persistent threats, or APTs, in order to reduce their risk of compromise. Our response plan review and development service supports our clients in developing an effective computer security incident response plan, or CSIRP, based on IT security best practices, incorporating the latest threat intelligence tailored to the client’s specific needs.

Incident Response Testing and Capability Analysis. Through real-world simulations, our incident response testing and capability analysis services can test and evaluate the effectiveness of an organization’s CSIRP and attack response procedures. We employ tabletop exercises to subject IT teams to simulated threats, such as cyber crime and APTs. The exercises demonstrate the ways a client’s systems and network can be breached and the critical actions required during a breach to contain a threat. We also offer an incident response retainer service, through which our security experts can provide emergency incident response services within minutes of a reported breach.

Emergency Incident Response Services. Through our comprehensive range of incident response and management services, we seek to ensure that organizations experience minimal economic loss and operational disruption when a security incident occurs. Our security consultants work to minimize the duration and impact of any breach through incident management, surveillance, digital forensic analysis, malware analysis and reverse engineering.

Operations

Security Operations Centers

Our security operations centers employ a highly trained team of security analysts who draw upon their extensive experience and deep insight into the global threat landscape, which they have developed in the daily monitoring of our clients’ security activity, to quickly identify, diagnose and respond to security information. These centers work together seamlessly to provide continuous operations around the clock, every day of the year and are equipped with state-of-the-art video conferencing and voice communication technologies to enable close collaboration among team members.

As of January 30, 2015, we had four security operations centers located worldwide. The centers enhance our global visibility and enable us to serve regional clients while also providing us with access to qualified information security professionals in the regions. Our SOC locations are in Atlanta, Georgia, Chicago, Illinois, Providence, Rhode Island, and Edinburgh, United Kingdom. Additional personnel support our operations from locations in Australia, Japan and Romania.

Data Centers

As of January 30, 2015, we relied on two primary data centers to sustain our operations, each of which is capable of sustaining our operations individually. The data centers are located in Atlanta, Georgia and Quincy, Washington. The Atlanta data center is leased from a third party which exclusively serves us, while the Quincy data center is housed in a Dell-owned facility. A wide area network connecting all of our SOCs and data centers, supported by diversely routed entry points, ensures that connectivity is highly available. In addition, the Atlanta and Quincy facilities are connected by a dedicated point-to-point dark fiber circuit for purposes of enabling high-performance Counter Threat Platform communications. Both facilities include redundant power plants, high-capacity backup power generators and redundant cooling systems.

Security Professionals

Security Analysts. Our security team consists of highly experienced and well-trained security analysts. Members of the team hold a variety of certifications and undergo a thorough technical screening process, personality assessment, criminal background check and reference check. As a condition of their continued employment, our security analysts must obtain and maintain the SANS Institute Global Information Assurance Certification, or GIAC, intrusion analyst certification. Members of the team also hold a variety of security industry and product certifications, including certifications as a Certified Information Systems Security Professional, or CISSP, a Cisco Certified Network Associate, or CCNA, a Cisco Certified Security Professional, or CCSP, a Check Point Certified Security Expert, or CCSE, a Check Point Certified Security Administrator, or CCSA, and a Microsoft Certified Solutions Expert, or MCSE. Our security analysts are available to our clients for consultation and provide on-demand security expertise to address current and critical information security issues.

Counter Threat Unit—Threat Researchers. Our expert team of threat researchers, which we refer to as our Counter Threat Unit, identifies and analyzes emerging threats to evaluate the potential risk the threats pose to client environments and to develop countermeasures to protect clients’ critical information assets. Our threat researchers analyze activity across the Internet and in the Counter Threat Platform to uncover new attack techniques and threats. This process enables the Counter Threat Unit to identify emerging threats and develop countermeasures that protect our clients before these threats result in economic or reputational damage, regulatory risk or other adverse effects on an organization’s security posture. Applying this intelligence across our services portfolio provides our security analysts, security consultants and incident responders with deeper insight and enriched context regarding the tactics, techniques and procedures employed by threat actors, and facilitates faster, more precise and more effective delivery of services to clients. Unlike security research teams at many other providers, the Counter Threat Unit allocates considerable research attention to the detection and analysis of targeted threats rather than focusing solely on traditional generalized threats launched against a broad array of targets.

We believe our threat researchers are among the most proficient in the industry, with exceptional talent for malware analysis, reverse engineering, counter threat intelligence, forensics and cyber crime investigation. We believe that the Counter Threat Unit is frequently among the first to bring to market the identification of new exploit techniques and the analysis of emerging threats, and the expertise of team members is often sought by large enterprises, government agencies and media outlets. In 2014, our threat researchers were referred to in over 2,500 online article postings. In addition, the CTU maintains relationships with other prominent security organizations, such as the Forum of Incident Response Teams, or FIRST, the National Cyber-Forensics & Training Alliance, or NCFTA, the Microsoft Active Protections Program, the Financial Services Information Sharing and Analysis Center, and the National Health Information Sharing & Analysis Center, among others.

Our team members have diverse experience and backgrounds in the private security, military and intelligence communities. Various members formerly served with the U.S. Computer Emergency Readiness Team, the Army Global Network Operations Security Center, the U.S. Cyber Command, the Department of Defense, National Laboratories and the SANS Institute.

Sales and Marketing

Our sales and marketing organizations work together closely to drive revenue growth by enhancing market awareness of our service offerings, building a strong sales pipeline and cultivating client relationships. We offer our managed security services and advanced threat intelligence services on a subscription basis. We sell these services under contracts with initial terms that typically range from one to three years and, as of January 30, 2015, averaged two years in duration. We provide our security and risk consulting services contracts primarily under fixed-price contracts, although we perform some engagements under variable-priced contracts on a time-and-materials basis.

As of May 1, 2015, we had 383 employees in our sales and marketing organization.

Sales

We sell our services to clients of all sizes primarily through our direct sales organization, supplemented by sales through our channel partners, which primarily include referral agents, regional value-added resellers and trade associations. Approximately 94% of our revenue in fiscal 2015 was generated through our direct sales force, in some cases in collaboration with members of Dell’s sales force, with the remaining portion generated through our channel partners. As of May 1, 2015, we maintained relationships with numerous channel partners. As part of our growth strategy, we seek to expand our distribution opportunities by entering into relationships with original equipment manufacturers, large systems integrators and other telecommunications providers. As we focus on further developing our distribution relationships, we expect that sales from channel partners will account for an increasing percentage of our future revenue.

As of May 1, 2015, 306 of our employees were dedicated to direct sales and 28 employees were dedicated to sales support. Our direct sales organization consists of insides sales and field sales personal organized by core client segments and geography. We cultivate prospects through a broad range of sales tactics. Our sales strategy varies based on the size of the company and the target point-of-entry into an organization, which is primarily through chief information security officers or other IT leaders, including security executives, security specialists, compliance officers and IT generalists. Within North America, our direct sales organization has separate teams focused on the Global 500 companies, large enterprises, small and medium-sized businesses, and U.S. state and local government agencies. Internationally, we segment our direct sales organization by geography into teams that cover the Europe, Middle East and Africa, or EMEA, and the Asia, Pacific and Japan, or APJ, markets. As of May 1, 2015, we maintained four sales offices in EMEA and APJ. We expect to continue to augment our sales staff in our current markets, particularly in countries in EMEA and APJ where we do not have a significant direct sales presence.

We believe that our sales process differentiates us in the marketplace for information security services. The process typically begins by emphasizing the importance of educating key IT decision makers within a client organization with respect to the organization’s information security needs. We deliver a technical evaluation performed by a team that includes both highly trained sales personnel and security experts. This allows us to tailor the solution design, including the level of service and deployment options, to the organization’s specific security needs and to become its long-term advisor and partner. A typical large enterprise sales team includes an inside sales team that is responsible for developing sales leads, a direct sales team that is responsible for obtaining new clients and some cross-sales, an enterprise account management team that is responsible for service renewals and some cross-sales, and security engineers who provide technical support to our sales personnel.

Sales of our services usually require lengthy sales cycles, which are typically three to nine months, but can exceed 12 months for larger clients. Sales to prospective clients involve educating organizations about our technical capabilities and the use and benefits of our services. Large clients considering significant deployments typically undertake a significant evaluation and acceptance process before subscribing for our services.

Since our acquisition by Dell in February 2011, we have marketed our services through Dell’s channel partners as well as through our own. As described under “Certain Relationships and Related Transactions— Operating and Other Agreements between Dell or Denali and Us,” before the completion of this offering, we intend to enter into agreements with Dell to preserve, and potentially expand, our existing commercial arrangements with Dell.

Marketing

Our marketing efforts seek to enhance our brand, expand our market awareness and build a strong sales pipeline. Our marketing team consists primarily of services marketing, field marketing, channel marketing and public relations functions.

We actively manage our public relations efforts and communicate directly with IT professionals and the media in an effort to promote our information security services and contribute to the business community’s ongoing examination and understanding of information security. We participate in industry trade shows and conferences, drive thought leadership in our industry, host webcasts, conduct online marketing activities and use various other marketing strategies to create awareness of our brand and offerings.

As of May 1, 2015, 49 of our employees were dedicated to marketing.

Client Service, Training and Support

Client service, training and support are key elements of our commitment to provide superior client service. We have a comprehensive client service training and support program to communicate our commitment to client service and to enhance the value that our clients derive from our services. We ensure that each client has contact with us, other than through our security analysts, multiple times each year. For our clients with the largest deployments and service contracts, we provide additional levels of access to senior management, including an executive sponsor who meets with the client at least two times each year and advisors who consult in their specific areas of expertise.

We provide extensive education, training and support on the functionality of our services, so that our clients are able to fully utilize their benefits. Our client service training and support team provides dependable and timely resolution of client security concerns and technical inquiries, and our certified security analysts are continuously available to clients for consultation by telephone or e-mail and over the Internet through our portal. We regularly conduct client surveys to help us evaluate and develop our existing services and other services that we believe could enhance our client relationships.

Competition

The market for information security services is intensely competitive, and we expect competition to increase in the future. Changes in the threat landscape and the broader IT infrastructure have led to quickly evolving client requirements for protection from security threats and adversaries.

We compete primarily against the following four types of security services and product providers, some of which operate principally in the large enterprise market and others in the market for small and medium-sized businesses:

•	global telecommunications and network services providers such as AT&T Inc., BT Group PLC, Verizon Communications Inc. and NTT Communications Corp.;

•	providers of specialized or niche IT security products and services such as FireEye, Inc., Palo Alto Networks, Inc. and Symantec Corporation;

•	diversified technology companies such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corporation and Intel Corporation; and

•	regional information security services providers that compete in the small and medium-sized businesses market with some of the features present in our information security services offerings.

We believe that the principal competitive factors in our market include:

•	global visibility into the threat landscape;

•	ability to generate actionable intelligence based on historical data and emerging threats;

•	scalability and overall performance of platform technologies;

•	ability to integrate with, monitor and manage a variety of third-party products;

•	ability to provide a flexible deployment option to cater to specific client needs;

•	ability to attract and retain high-quality professional staff with information security expertise;

•	brand awareness and reputation;

•	strength of sales and marketing efforts;

•	cost effectiveness;

•	client service and support; and

•	breadth and richness of threat intelligence, including history of data collection and diversity and geographic scope of clients.

We believe that we generally compete favorably with our competitors on the basis of these factors as a result of the architecture, features and performance of our Counter Threat Platform, the quality of our threat intelligence, the security expertise within our organization, and the ease of integration of our services and platform with other technology infrastructures. Many of our larger competitors, however, have advantages over us because of their longer operating histories, greater brand name recognition, larger client bases, more extensive relationships within large commercial enterprises, more mature intellectual property portfolios and greater financial and technical resources.

Research and Development

We invest significant time and resources to maintain, enhance and add new functionality to our Counter Threat Platform and purpose-built technologies that are critical enablers of our solution. Our research and development organization is responsible for the design, development and testing of all aspects of our suite of information security services. The members of the organization have deep security and software expertise and work closely with our product management and client service training and support teams to gain insights into clients’ environments for use in threat research, product development and innovations. The organization focuses its research on identifying next-generation threats and adversaries and developing countermeasures, which are continuously applied to our platform and used to respond to the rapidly evolving security threat landscape.

We believe that innovation and the timely development of new services are essential to meeting the needs of our clients and improving our competitive position. Several of the services we have released in the past year are the result of our internal SecureWorks Innovation Council, which we created with the goal of giving groups within our company a chance to solve difficult security issues under a defined leadership team and use the best ideas to develop new services. As our clients move their applications and data into third-party cloud environments, we will extend and integrate our services into these environments globally. In addition, point solutions we develop for clients during security and risk consulting engagements often are integrated into our portfolio of services and made available to our broader client base.

The majority of our research and development team is based in our offices in Atlanta, Georgia, Providence, Rhode Island, Pittsburgh, Pennsylvania, Edinburgh, United Kingdom, and Hyderabad, India. As of May 1, 2015, our research and development team employed 317 full-time members. Our research and development expenses were $32 million in fiscal 2015, $27 million in fiscal 2014 and $23 million in fiscal 2013. We plan to continue to commit significant resources to research and development.

Intellectual Property

Our intellectual property is an essential element of our business. To protect our intellectual property rights, we rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws as well as confidentiality, employee non-disclosure and invention assignment agreements.

Our employees and contractors involved in technology development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments, processes and other intellectual property rights conceived or reduced to practice by them on our behalf are our property, and assigning to us any ownership that they may claim in those intellectual property rights. We have stringent internal policies regarding confidentiality and disclosure. Our client and resale contracts prohibit reverse engineering, decompiling and other similar uses of our technologies and require that our technologies be returned to us upon termination of the contract. We also require our vendors and other third parties who have access to our confidential information or proprietary technology to enter into confidentiality agreements with us.

Despite our precautions, it may be possible for third parties to obtain and use without our consent intellectual property that we own or otherwise have the right to use. Unauthorized use of our intellectual property by third parties, and the expenses we incur in protecting our intellectual property rights, may adversely affect our business.

Our industry is characterized by the existence of a large number of patents, which leads to frequent claims and related litigation regarding patent and other intellectual property rights. In particular, large and established companies in the IT security industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time to time, third parties, including some of these large companies as well as non-practicing entities, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our end-clients, whom our standard license and other agreements obligate us to indemnify against such claims. Successful claims of infringement by a third party, if any, could prevent us from performing certain services, require us to expend time and money to develop non-infringing solutions, or force us to pay substantial damages (including, in the United States, treble damages if we are found to have willfully infringed patents), royalties or other fees.

Patents and Patent Applications

As of January 30, 2015, we owned four issued patents and one pending patent application in the United States and four issued patents and two pending patent applications outside the United States. In addition, Dell owned seven issued patents and nine pending patent applications in the United States that will be contributed to us under an intellectual property contribution agreement with Dell Inc. and its subsidiaries before the completion of this offering. The issued patents are currently expected to expire between 2019 and 2032. Although we believe that our patents as a whole are important to our business, we are not substantially dependent on any single patent.

We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to modify or narrow our claims, as has happened in the past. Any patents that may be issued to us may not provide us with any meaningful protection or competitive advantages, or may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. See “Risk Factors—Claims by others that we infringe their proprietary technology could harm our business and financial condition” for additional information.

Trademarks and Copyrights

The U.S. Patent and Trademark Office has granted us federal registrations for some of our trademarks. Federal registration of trademarks is effective for as long as we continue to use the trademarks and renew our registrations. We also have obtained protection for some of our trademarks, and have pending applications for trademark protection, in the European Community and various countries. We may, however, be unable to obtain trademark protection for our technologies and brands, and any trademarks that may be issued in the future may not distinguish our products and services from those of our competitors.

We do not generally register any of our works of authorship, including software and source code, with the U.S. Copyright Office, but instead rely on the protection afforded to such works by U.S. copyright laws, which provide protection to authors of original works whether published or unpublished and whether registered or unregistered.

Facilities

As of May 1, 2015, our facilities consisted of our corporate headquarters, four security operations centers, two primary data centers, and various other Dell facilities housing our research and development, marketing and sales functions, and administrative and IT operations support. We either lease these facilities or have the right to use them pursuant to service agreements, either with Dell or with other third parties. As of January 30, 2015, we did not own any facilities.

Our corporate headquarters, as well as one of our security operations and data centers, is located in Atlanta, Georgia, where we occupy facilities of approximately 115,800 square feet under a lease that expires in fiscal 2020. As of May 1, 2015, we leased or licensed facilities for other security operations centers in the following locations: Chicago, Illinois; Providence, Rhode Island; and Edinburgh, United Kingdom. Our employees also operate out of a number of Dell facilities around the globe pursuant to arrangements with Dell. For information about our facilities, see “Notes to Combined Financial Statements—Note 5—Commitments and Contingencies.”

As we expand, we intend to lease or license additional sites, either from Dell or other third parties, for security operations centers, sales offices and other functions. We believe that suitable additional facilities will be available on commercially reasonable terms to accommodate the foreseeable expansion of our operations.

For additional information about our facilities, see “—Operations—Security Operations Centers,” and “—Data Centers.”

Employees

As of May 1, 2015, we employed 1,735 full-time employees in the United States and 19 other countries, 323 of whom were based outside the United States. Of our employees, 544 were primarily engaged in security operations delivery, 255 in security consulting, 383 in sales and marketing, 317 in research and development and 236 in general and administrative functions.

None of our employees is represented by a labor organization or the subject of a collective-bargaining agreement.

Legal Proceedings

On April 26, 2013, SRI International filed a complaint in the United States District Court for the District of Delaware against us and Dell captioned “SRI International, Inc. v. Dell Inc. and SecureWorks, Inc., Civ. No. 13-737-SLR.” The complaint alleges that we and Dell are infringing and inducing the infringement of SRI International patent U.S. 6,711,615 covering network intrusion detection technology and SRI International patent U.S. 6,484,203 covering hierarchical event monitoring analysis. SRI International seeks damages (including enhanced damages for alleged willful infringement), a recovery of costs and attorneys’ fees, and other relief as the court deems appropriate, and has demanded a jury trial. We have filed an answer to SRI International’s complaint which asserts affirmative defenses and counterclaims, including that we do not infringe and do not induce the infringement of the asserted patents and that the asserted patents are invalid and unenforceable. A claim construction hearing, also known as a Markman hearing, was held on April 24, 2015, and the court’s ruling was not dispositive of either party’s claim. A jury trial is currently scheduled for May 2016.

From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the resolution of these ordinary-course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Even if any particular litigation is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of June 1, 2015 concerning our executive officers and individuals who serve on our board of directors before the completion of this offering.

Name	Age	Position
Michael R. Cote	54	President, Chief Executive Officer and Director
Tyler T. Winkler	49	Vice President, Global Sales & Marketing
Michael S. Dell	50	Chairman of the Board of Directors
Egon Durban	42	Director
Christopher Kleiman	47	Director
Maya McReynolds	44	Director
Janet B. Wright	50	Director

Each executive officer serves at the discretion of the board of directors and holds office until the officer’s successor is duly elected and qualified, or until the officer’s earlier resignation or removal.

Additional information about our executive officers and individuals who serve on our board of directors before the completion of this offering is set forth below. In addition, we have described the experience, qualifications, attributes and skills of each individual who will serve as a director following the completion of the offering that our board of directors considered in determining that such individual should serve on the board.

Michael R. Cote has served as our President and Chief Executive Officer and as a director since May 2015. He has served as our General Manager and as Vice President of Dell since our acquisition by Dell in February 2011. On or before the closing of this offering, Mr. Cote will cease to be a Vice President of Dell in order to focus exclusively on leading our company. Before our acquisition by Dell, Mr. Cote served as our Chairman, President and Chief Executive Officer since February 2002. From September 1999 to January 2001, Mr. Cote was Chief Financial Officer of Talus Solutions, Inc., a pricing and revenue management software firm acquired by Manugistics Group, Inc., a public supply chain management software company, in December 2000. From February 1997 until September 1999, Mr. Cote served as Chief Operating Officer and Chief Financial Officer of MSI Solutions Inc., a web application development and systems integration company that was acquired in September 1999 by Eclipsys Corporation, a public healthcare software company. From March 1992 to December 1996, Mr. Cote served as the Chief Financial Officer of Medaphis Corporation (subsequently acquired by Per-Se Technologies, Inc.), a provider of financial and administrative healthcare solutions, where he managed 36 acquisitions and four equity offerings. Before March 1992, Mr. Cote held various positions at KPMG LLP, an independent registered public accounting firm. Mr. Cote is a certified public accountant. The board selected Mr. Cote to serve as a director because of his deep knowledge of our industry and 13 years of experience serving as our principal executive officer.

Tyler T. Winkler has served as our Vice President, Global Sales & Marketing since October 2014 and served as our Executive Director, Sales & Marketing from our acquisition by Dell in February 2011 until October 2014. Before our acquisition by Dell, Mr. Winkler had served as our Executive Vice President, Sales & Marketing since July 2005 and as our Senior Vice President, Sales & Marketing from May 2002 to July 2005. From October 2000 to May 2002, Mr. Winkler was Vice President of Sales for SafeNet, Inc., an information security company. Mr. Winkler began his career at ICARUS Corporation, a provider of knowledge-based engineering technologies, where he worked in positions ranging from sales representative to Vice President of Worldwide Sales & Marketing from 1992 to September 2000.

Michael S. Dell has served as a director and Chairman of the Board since                     , 2015. He serves as Chairman of the Board and Chief Executive Officer of Dell Inc. and, since the closing of Dell Inc.’s going-private transaction in October 2013, Denali Holding Inc. He has held the title of Chairman of the Board of Dell Inc. since he founded the company in 1984. Mr. Dell also served as Chief Executive Officer of Dell Inc.

from 1984 until July 2004 and resumed that role in January 2007. He is an honorary member of the Foundation Board of the World Economic Forum and is an executive committee member of the International Business Council. He also serves as chairman of the Technology CEO Council and is a member of the U.S. Business Council and the Business Roundtable. He also served on the governing board of the Indian School of Business in Hyderabad, India, and is a board member of Catalyst, Inc. See “—Settlement of SEC Proceeding with Mr. Dell” below for information about legal proceedings to which Mr. Dell has been a party. The board selected Mr. Dell to serve as a director because of his leadership experience as founder, chairman and Chief Executive Officer of Dell and his deep technology industry experience.

Egon Durban has served as a director since                     , 2015. He has been a member of the boards of directors of Dell Inc. and Denali Holding Inc. since the closing of Dell Inc.’s going-private transaction in October 2013. Mr. Durban is a Managing Partner and Managing Director of Silver Lake, a global private equity firm. Mr. Durban joined Silver Lake in 1999 as a founding principal and is based in the firm’s Menlo Park office. He has previously worked in the firm’s New York office, as well as the London office, which he launched and managed from 2005 to 2010. Mr. Durban serves on the board of directors of Intelsat S.A. and is Chairman of the Board of Directors of WME Entertainment. Previously, he served on the board of directors of Skype, was the Chairman of its operating committee, served on the supervisory board and operating committee of NXP B.V., and served on the board of directors of MultiPlan Inc. Mr. Durban currently serves on the board of directors of Tipping Point, a poverty-fighting organization that identifies and funds leading non-profit programs in the Bay Area to assist individuals and families in need. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s investment banking division. While at Morgan Stanley, Mr. Durban organized and led a joint initiative between the Corporate Finance Technology Group and the Mergers and Acquisitions Financial Sponsors Group to analyze and present investment opportunities in the technology industry. Previously, Mr. Durban worked in Morgan Stanley’s Corporate Finance Technology and Equity Capital Markets groups. Mr. Durban graduated from Georgetown University with a B.S. in Finance. The board selected Mr. Durban to serve as a director because of his strong experience in technology and finance, extensive knowledge and years of experience in global strategic leadership and management of multiple companies, and his current service as a director of Dell Inc. and Denali.

Christopher Kleiman has served as a director since May 2015. He has served as Vice President of Corporate Development of Dell since November 2009. Before assuming his current position, Mr. Kleiman served in a variety of leadership roles within Dell’s corporate development and finance teams, including Executive Director—Corporate Development from November 2004 to October 2009, as Senior Manager—Dell Ventures and Corporate Development from March 2002 to November 2004 and as Senior Consultant—Treasury from March 2000 to March 2002.

Maya McReynolds has served as a director since May 2015. She has served as Vice President and Chief Accounting Officer of Dell since February 2014. Before assuming her current position, Ms. McReynolds served in a variety of leadership roles within Dell’s finance and accounting teams, including Vice President Finance from August 2012 to February 2014 and Executive Director, Global Audit, Americas and Treasury Accounting from October 2009 to August 2012. Ms. McReynolds joined Dell in 1998 as a member of the finance and accounting staff.

Janet B. Wright has served as a director since our acquisition by Dell in February 2011. She has served as Vice President Corporate, Securities & Finance Counsel of Dell Inc. (formerly Executive Director) since 2008. Before assuming her current position, Ms. Wright served in a variety of leadership roles within Dell’s legal department, including Executive Director, Small and Medium Business from February 2007 to February 2008, Executive Director, Home and Small Business from November 2005 to February 2007, and Executive Director (formerly Director) Corporate Legal from July 2000 through November 2005. Before joining Dell in 1999, Ms. Wright was in private legal practice.

As discussed below under “—Board of Directors,” upon the completion of this offering we intend to appoint five director designees to our board of directors. Additional information about each director designee is set forth below.

Settlement of SEC Proceeding with Mr. Dell

On October 13, 2010, a federal district court approved settlements by Dell Inc. and Mr. Dell with the SEC resolving an SEC investigation into Dell Inc.’s disclosures and alleged omissions before fiscal year 2008 regarding certain aspects of its commercial relationship with Intel Corporation and into separate accounting and financial reporting matters. Dell Inc. and Mr. Dell entered into the settlements without admitting or denying the allegations in the SEC’s complaint, as is consistent with common SEC practice. The SEC’s allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to Dell Inc.’s commercial relationship with Intel Corporation prior to fiscal year 2008. Mr. Dell’s settlement did not involve any of the separate accounting fraud charges settled by Dell Inc. and others. Moreover, Mr. Dell’s settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act and Rule 13a-14 under the Exchange Act, and from aiding and abetting violations of Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 under the Exchange Act. In addition, Mr. Dell agreed to pay a civil monetary penalty of $4 million, which has been paid in full. The settlement did not include any restrictions on Mr. Dell’s continued service as an officer or director of Dell Inc.

Board of Directors

As of June     , 2015, our board of directors consisted of Michael R. Cote, Christopher Kleiman, Maya McReynolds and Janet B. Wright. Michael S. Dell and Egon Durban were appointed to our board of directors effective on                     , 2015. Upon or before the completion of this offering, Mr. Kleiman, Ms. McReynolds and Ms. Wright, who are employees of Dell, will resign from our board of directors, and the director designees identified above will begin their terms of service on the board of directors.

Under our restated charter that will be in effect upon our reincorporation in Delaware before the closing of this offering, our board of directors may consist of between four and 15 directors. The number of authorized directors from time to time will be determined by our board of directors. Upon the completion of this offering, our board of directors will consist of eight directors and will be divided into the following three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2016;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2017; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2018.

        and         will serve as Class I directors,         ,         and         will serve as Class II directors and         ,         and         will serve as Class III directors. At each annual meeting of stockholders after the initial division of the board of directors into three classes, the successors to directors whose terms will expire on such date will serve from the time of their election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The number of directors in each class may be changed only by resolution of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that no one class has more than one director more than any other class.

Director Independence

Subject to an exemption available to a “controlled company,” the NASDAQ marketplace rules require that a majority of a listed company’s board of directors be composed of “independent directors,” as defined in those rules, and that such independent directors exercise oversight responsibilities with respect to director nominations and executive compensation. After the completion of this offering, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from these provisions. The marketplace rules define a “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.” As described elsewhere in this prospectus, after this offering, Denali will beneficially own shares of our Class B common stock representing more than 50% of our voting power.

Even though we will qualify as a controlled company, we expect to have a majority of independent directors serving on our board of directors and, as described below, to have established fully independent compensation and nominating committees upon the completion of this offering. Our board of directors has determined as of the date of this prospectus that each of         ,         ,         ,         and         is an independent director as defined under the NASDAQ marketplace rules.

We are not required to maintain compliance with NASDAQ’s director independence requirements and may choose to change our board or committee composition in the future to manage our corporate governance in accordance with the controlled company exemption. If we cease to be a controlled company, we will be required to comply with NASDAQ’s corporate governance requirements applicable to listed companies generally, subject to a phase-in period during the first year after we cease to be a controlled company. Even though we will be a controlled company for purposes of the marketplace rules, we will have to comply with the requirements of those rules relating to the membership, qualifications and operations of the audit committee of the board of directors, including the requirement that the audit committee be composed of at least three directors who meet the independence requirements under the rules for membership on that committee.

Board Committees

Upon the completion of this offering, our board of directors will establish an audit committee, a leadership development and compensation committee, and a nominating and corporate governance committee having the composition and responsibilities described below. At least three directors will serve on each committee, which will be composed solely of independent directors, as defined under the NASDAQ marketplace rules and applicable SEC rules. Our board has adopted a written charter for each of the committees, copies of which will be posted on our website after this offering.

Audit Committee

Upon the completion of this offering, our audit committee will consist of         , who will serve as chairman,         and         . Our board of directors has determined as of the date of this prospectus that         is an “audit committee financial expert” within the meaning of SEC rules, that each proposed committee member meets the “financial literacy” requirement for audit committee members under the NASDAQ marketplace rules and that each proposed member will be independent under Exchange Act Rule 10A-3 and the NASDAQ standards applicable to the independence of audit committee members.

The audit committee’s primary responsibilities will include, among other matters:

•	appointing, retaining, compensating and overseeing the work of our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we will file with the SEC;

•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;

•	reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters, or other ethics or compliance issues.

Leadership Development and Compensation Committee

Upon the completion of this offering, our leadership development and compensation committee will consist of         , who will serve as chairman,         and         . Our board of directors has determined as of the date of this prospectus that each proposed committee member will be independent under the NASDAQ standards applicable to the independence of compensation committee members.

The leadership development and compensation committee’s primary responsibilities will include, among other matters:

•	annually reviewing and approving our executive compensations plans, programs and policies;

•	annually reviewing and recommending all forms of compensation for our chief executive officer for approval by the board of directors;

•	annually reviewing and approving all forms of compensation for our other executive officers and our non-employee directors;

•	evaluating the need for, and provisions of, employment contracts or severance arrangements for our executive officers;

•	acting as administrator of our equity incentive plans;

•	reviewing director compensation for service on the board of directors and its committees at least once each year and recommending any changes to such compensation to the board of directors; and

•	reviewing and discussing with the board of directors at least annually our management succession plans, as well as our leadership development strategies and executive retention and diversity strategies.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of         , who will serve as chairman,         and         . Our board of directors has determined as of the date of this prospectus that each proposed committee member will be independent under the NASDAQ standards applicable to the independence of nominating committee members.

The nominating and corporate governance committee’s primary responsibilities will include, among other matters:

•	identifying and evaluating potential candidates to be considered for appointment or election to the board of directors;

•	making recommendations to the board of directors regarding the selection and approval by the board of director nominees to be submitted for election by a stockholder vote;

•	monitoring and reviewing any issues regarding the independence of our non-employee directors or involving potential conflicts of interest affecting any such directors;

•	reviewing the board committee structure and composition and making recommendations annually to the board of directors regarding the appointment of directors to serve as members of each committee;

•	reviewing our corporate governance principles at least annually and recommending any changes to such principles to the board of directors;

•	reviewing, overseeing, approving or disapproving any related-person transactions involving our company; and

•	periodically reviewing and approving changes to our code of conduct and other policies with respect to legal compliance, conflicts of interest and ethical conduct.

Compensation Committee Interlocks and Insider Participation

Our board of directors did not have a compensation committee when the compensation of our executive officers was established for our last completed fiscal year. In fiscal 2015, Dell determined the elements and amounts of the compensation paid to our executive officers. Mr. Dell serves as Chairman of the Board and Chief Executive Officer of Dell Inc., and Messrs. Dell and Durban serve on the board of directors and each board committee of Denali and Dell Inc. None of our executive officers has served as a member of a compensation committee of any other entity that has an executive officer serving as a member of our board of directors.

Director Compensation

Before the completion of this offering, our directors received no compensation for their service as directors. Following the completion of this offering, we expect that the leadership development and compensation committee of our board of directors will adopt a compensation program for our non-employee directors that will enable us to attract and retain qualified directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our Class A common stock to further the alignment of their interests with the interests of our stockholders. We expect that our compensation program for non-employee directors will include the following elements, among others:

•	an annual cash retainer for service as a director;

•	an additional annual cash retainer for service on any committee of the board of directors; and

•	an equity retainer payable to each non-employee director upon the director’s initial appointment or election to the board of directors, and each year thereafter.

We also will reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees. Our directors who are employees of our company or of Dell will receive no additional compensation for their board service.

We will provide our directors with liability insurance coverage for their activities as directors. In addition, following our reincorporation in Delaware before the closing of this offering, our restated charter and amended and restated bylaws will provide that our directors will be entitled to indemnification from us to the fullest extent permitted by Delaware law. We expect to enter into indemnification agreements with each of our non-employee directors to afford such directors additional contractual assurances regarding the scope of their indemnification and to provide procedures for the determination of a director’s right to receive indemnification and to receive reimbursement of expenses as incurred in connection with any related legal proceeding.

EXECUTIVE COMPENSATION

The following presents information about compensation paid to our principal executive officer and our other executive officer serving in that capacity as of January 30, 2015. We refer to those officers as our named executive officers. Because only two individuals served as our executive officers at any time during fiscal 2015, we had only two named executive officers for that year.

Fiscal 2015 Summary Compensation Table

The following table sets forth information concerning total compensation earned during fiscal 2015 by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($) (4)
Michael R. Cote	2015	456,924	2,950,000	355,852	22,136	3,789,912
President and Chief Executive Officer

Tyler T. Winkler	2015	333,704	1,230,832	290,992	13,537	1,869,065
Vice President, Global Sales & Marketing

(1)	Includes bonus payments of $1,500,000 to Mr. Cote and $1,000,000 to Mr. Winkler pursuant to the vesting of a portion of retention awards granted by Dell to each named executive officer in connection with Dell’s acquisition of our company in fiscal 2012.
(2)	Represents awards earned under the Dell Inc. Incentive Bonus Plan and, for Mr. Winkler, non-equity incentive awards earned under the Dell Inc. 2012 Long-Term Incentive Plan, as described below.
(3)	The table below shows the components of all other compensation paid to our named executive officers:

Name	Dell 401(k) Matching Contribution ($)	Annual Physical ($)	Benefit Plans	Remote Work Stipend
Michael R. Cote	13,087	7,088	1,123	838
Tyler T. Winkler	13,026	0	511	—

(4)	Before the closing of its going-private transaction in October 2013, Dell had granted restricted stock unit awards to each named executive officer under its 2012 Long-Term Incentive Plan which, in connection with that transaction, were converted into rights to receive cash payments in accordance with the vesting schedule applicable to the restricted stock units. In fiscal 2015, Mr. Cote received aggregate cash payments of $1,689,838 and Mr. Winkler received a cash payment of $53,393 upon the vesting of a portion of each officer’s converted restricted stock unit awards. These amounts are not reflected in the table above.

We currently are an indirect wholly-owned subsidiary of Dell Inc. and Dell’s ultimate parent company, Denali. As a result, Dell determined the elements and amounts of the compensation paid to our named executive officers for fiscal 2015. We expect that, in connection with or following the completion of this offering, our board of directors will adopt compensation arrangements for our named executive officers, and that our named executive officers generally will cease to participate in Dell’s executive compensation programs, other than in benefit plans generally available to Dell employees.

Base Salaries

The amount reported for Mr. Cote’s salary above reflects his base salary at an annual rate of $450,000 as Vice President and General Manager of our company through October 11, 2014, on which date his base salary was increased to an annual rate of $472,500. Mr. Cote’s base salary was unchanged upon his appointment as our

President and Chief Executive Officer in May 2015. The amount reported above for Mr. Winkler’s salary reflects his base salary at an annual rate of $331,663 as Executive Director, Sales & Marketing of our company through October 11, 2014, on which date his base salary was increased to an annual rate of $338,296 in connection with his promotion to Vice President, Global Sales & Marketing. In general, following the completion of this offering, we expect that base salaries for our named executive officers, and any base salary adjustments, will be determined by evaluating the responsibilities of the executive’s position, the executive’s experience and industry practice among our peer companies and other companies with which we will compete for executive talent.

Fiscal 2015 Annual Cash Bonuses

In fiscal 2015, Mr. Cote received a bonus payment of $1,500,000 and Mr. Winkler received a bonus payment of $1,000,000 pursuant to the vesting of a portion of retention awards granted by Dell to each officer in connection with Dell’s acquisition of our company in fiscal 2012. These payments in each case represented the final payment to be made pursuant to the retention awards. Further, Mr. Cote received a bonus payment of $450,000 and Mr. Winkler received a bonus payment of $165,831 pursuant to special retention awards granted by Dell to each executive in fiscal 2014. In addition, in fiscal 2015, Mr. Winkler received a bonus payment of $65,001 pursuant to the vesting of a portion of cash awards granted under the Dell Inc. 2012 Long-Term Incentive Plan. The cash award originally was granted in fiscal 2014 and is payable in three equal annual installments commencing in fiscal 2015 on the first anniversary of the grant date, conditioned upon the officer’s continued employment with our company. Mr. Cote also received a one-time bonus payment of $1,000,000 in fiscal 2015 under the Dell Inc. Special Incentive Bonus Plan.

Fiscal 2015 Non-Equity Incentive Plan Compensation

In fiscal 2015, each of our named executive officers participated in Dell’s Incentive Bonus Plan, which is an annual cash incentive plan. Awards under the plan are subject to Dell’s achievement of its corporate-level goals for the fiscal year of the award and, for eligible executives, modification based on individual performance. For fiscal 2015, Dell’s corporate-level goals for the incentive bonus plan included achievement of Dell revenue and operating income targets. For fiscal 2015, Mr. Cote’s award was calculated by multiplying his target bonus amount of $251,308 by a corporate modifier of 118% and by an individual performance modifier of 120%, resulting in a payment of $355,802. For fiscal 2015, Mr. Winkler’s award was calculated by multiplying his target bonus amount of $133,481 by a corporate modifier of 118% and by an individual performance modifier of 130%, resulting in a payment of $204,760.

In fiscal 2015, Mr. Winkler also participated in Dell’s long-term incentive program, which is a cash incentive plan established under Dell’s 2012 Long-Term Incentive Plan. Amounts payable pursuant to awards granted under the long-term incentive program are determined based on Dell’s achievement of its corporate-level goals for the fiscal year of the award. Based on Dell’s achievement in fiscal 2015 of corporate-level goals related to revenue and operating income targets, the amounts payable under the fiscal 2015 awards were fixed at 130% of the target award amount, which resulted in Mr. Winkler earning $258,696 in fiscal 2015. Pursuant to the terms of the plan, the amount earned is payable to Mr. Winkler in three equal annual installments conditioned on Mr. Winkler’s continued employment with our company. The first installment of $86,232 was paid to Mr. Winkler in fiscal 2015.

Outstanding Equity Awards as of January 30, 2015

The following table sets forth information with respect to Mr. Cote’s outstanding stock option awards as of January 30, 2015, each of which is an option to purchase shares of Series C common stock of Denali. The options were awarded to Mr. Cote after completion of Dell’s going-private transaction in October 2013, as a result of which Dell Inc. became an indirect wholly-owned subsidiary of Denali. Mr. Winkler held no outstanding equity awards as of January 30, 2015.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($) (1)	Option Expiration Date
Michael R. Cote	11/25/13	39,272	(2)	157,092	(2)	13.75	11/25/23
	11/25/13	—		254,546	(3)	13.75	11/25/23

(1)	In approving the option awards reflected in this table, Denali’s board of directors determined that the fair market value of a share of Series C common stock as of the grant date was equal to the merger consideration of $13.75 per share of Dell common stock paid to Dell’s public stockholders in the going-private transaction.
(2)	Option award vests and becomes exercisable with respect to 20% of the shares subject to the option on each of the first, second, third, fourth and fifth anniversaries of the grant date.
(3)	In accordance with the terms of the award agreement, a portion of the option award vests and becomes exercisable upon the achievement of a specified return on the Denali equity investment measured on specified measurement dates or upon the occurrence of specified events relating to Denali.

Benefit Plans

SecureWorks Corp. Incentive Bonus Plan

We expect that our board of directors will adopt a SecureWorks Corp. Incentive Bonus Plan, which we refer to as the incentive bonus plan, in connection with this offering. A summary of the material terms of incentive bonus plan is set forth below.

Purpose and Components of the Incentive Bonus. We believe that adoption and maintenance of the incentive bonus plan will provide a means for us to reward team members for helping us to meet or exceed our pre-defined performance goals, for delivering strong individual performance over the course of our fiscal year and for acting in a manner consistent with our mission and values. The incentive bonus plan will award an annual cash bonus to those eligible employees who are selected to participate during our fiscal year, so long as our company performance goals are achieved at a level sufficient to fund the bonus pool and the eligible employee’s individual performance goals are satisfied.

Administration of the Incentive Bonus Plan. The incentive bonus plan will be administered by the compensation committee of our board of directors. Except with respect to determinations and decisions regarding our executive officers, as designated by our board of directors, the compensation committee may delegate some or all of its authority to our management employees. The compensation committee will have full power and authority to administer, to make all determinations under, and to interpret all provisions of the incentive bonus plan. For example, the compensation committee will have complete and absolute authority and discretion to reduce the calculated amount of incentive bonus payable to an eligible employee (including to zero) for any reason that the compensation committee deems appropriate, subject to applicable law. The compensation committee may also establish any additional terms, provisions and conditions for incentive bonuses that the compensation committee determines are appropriate.

Eligibility. All company employees are eligible to participate under the incentive bonus plan. The compensation committee will determine which of our employees will become participants in the incentive bonus plan and the extent to which a participant’s other earnings will form the basis of an incentive bonus. For fiscal year 2016, a broad group of our company’s employees have been designated by Dell to participate in the Dell Incentive Bonus Plan.

Amendment or Termination. The incentive bonus plan is provided in our sole discretion. Our board of directors or the compensation committee may modify or terminate the incentive bonus plan at any time, prospectively or retroactively, without notice or obligation for any reason, except as explicitly provided by applicable law.

Incentive Bonus Plan Payment Limit. Each annual cash bonus that becomes payable to a participant under the incentive bonus plan will be subject to the dollar cap on cash-denominated performance-based awards applicable under the SecureWorks Corp. 2015 Long-Term Incentive Plan, which is described below.

SecureWorks Corp. 2015 Long-Term Incentive Plan

We expect that our board of directors will adopt a SecureWorks Corp. 2015 Long-Term Incentive Plan, which we refer to as the 2015 plan, in connection with this offering. A summary of the material terms of 2015 plan is set forth below.

Adoption, Effective Date and Term. Our board of directors and stockholders will approve the 2015 plan before the completion of this offering. The 2015 plan will become effective as of the date on which we and the underwriters for this offering enter into an underwriting agreement establishing the price of our Class A common stock to be sold in this offering and will terminate on the tenth anniversary of the effective date, unless the 2015 plan is terminated earlier by the board or in connection with a change in control of our company.

Purpose and Types of Awards. We believe that adoption and maintenance of the 2015 plan will assist us in recruiting, rewarding and retaining employees, officers, non-employee directors and other service providers. We believe that granting awards under the 2015 plan will provide recipients with an incentive to contribute to the success of our company and to operate and manage our business in a manner that will provide for our long-term growth and profitability to benefit our stockholders and other important stakeholders, including our employees and customers, and will ensure that key personnel act in our best interests during and after their service to our company as a condition of enjoying the benefits of such rewards. The 2015 plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, unrestricted stock, dividend equivalent rights, performance shares and other performance-based awards, other equity-based awards and cash bonus awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals.

Administration of the 2015 Plan. The 2015 plan will be administered by the leadership development and compensation committee, or compensation committee or committee, of our board of directors. To the extent practicable, each member of the committee will be a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and, for so long as our common stock is listed on a stock exchange, an “independent director” in accordance with the rules of such stock exchange. During any period of time in which we do not have a compensation committee, the 2015 plan will be administered by the board or another committee appointed by the board. With certain exceptions and to the extent permitted by applicable law, the committee may delegate some or all of its authority to our chief executive officer or any other officer.

The compensation committee will have full power and authority to take all actions and to make all determinations required or provided for under, and to interpret all provisions of, the 2015 plan and any award or award agreement thereunder. The committee also will determine who will receive awards under the 2015 plan, the type of award and its terms and conditions, and the number of shares of Class A common stock subject to the award or to which an award relates.

Eligibility. Awards may be granted under the 2015 plan to individuals who are employees, officers, or non-employee directors of SecureWorks Holding Corporation or any of our affiliates, consultants and advisors who perform services for SecureWorks Holding Corporation or any of our affiliates, and any other individual whose participation in the 2015 plan is determined to be in the best interests of our company by the compensation committee.

Share Authorization, Usage and Limits. We have reserved             shares of Class A common stock for issuance pursuant to awards under the 2015 plan. If any awards terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of Class A common stock or are settled in cash in lieu of shares of Class A common stock, the shares of Class A common stock subject to such awards will again be available for purposes of the 2015 plan. The number of shares of Class A common stock available for issuance under the 2015 plan, however, will not be increased by the number of shares:

•	tendered, withheld, or subject to an award surrendered in connection with the purchase of shares of Class A common stock upon exercise of an option;

•	not issued upon the net settlement or net exercise of a stock appreciation right that is settled in shares;

•	deducted or delivered from payment of an award in connection with our tax withholding obligations; or

•	purchased by us with the proceeds from option exercises.

Shares of Class A common stock that are subject to awards will be counted against the 2015 plan share limit as one share of Class A common stock for every one share of Class A common stock subject to the award. An award that, by its terms, cannot be settled in shares of Class A common stock will not count against the share limit of the 2015 plan.

The maximum number of shares of Class A common stock subject to options or stock appreciation rights that may be granted under the 2015 plan to any person in any single calendar year is             shares. The maximum number of shares of Class A common stock that may be granted under the 2015 plan to any person pursuant to awards, other than pursuant to options or stock appreciation rights, that are stock-denominated and are either stock-settled or cash-settled in any single calendar year is             shares. The maximum amount that may be paid as cash-denominated performance-based awards (whether or not cash-settled) for a performance period of 12 months or less to any person eligible for an award is $        , and the maximum amount that may be paid as cash-denominated performance-based awards (whether or not cash-settled) for a performance period of greater than 12 months to any person eligible for an award is $        .

Options. The 2015 plan permits the grant of incentive stock options (under Section 422 of the Internal Revenue Code) and options that do not qualify as incentive stock options, which are referred to as nonqualified stock options. Any or all of the shares of Class A common stock reserved for issuance under the 2015 plan are available for issuance pursuant to incentive stock options, but incentive stock options may be granted only to employees of SecureWorks Holding Corporation and its corporate subsidiaries. The exercise price of each option will be determined by the compensation committee, except that the exercise price cannot be less than 100% (or, for incentive stock options to any 10% stockholder, 110%) of the fair market value of a share of Class A common stock on the date on which the option is granted. To the extent that the aggregate fair market value of shares of Class A common stock determined on the date of grant with respect to which incentive stock options are exercisable for the first time during any calendar year exceeds $100,000, the option, or such excess portion of the option, will be treated as a nonqualified stock option.

The term of an option may not exceed ten years (or, for incentive stock options to any 10% stockholder, five years) from the date of grant. The compensation committee will determine the time or times at which each option may be exercised and the period of time, if any, after retirement, death, disability, or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the committee. Awards of options are nontransferable, except for transfers by will or the laws of descent and distribution or, if authorized in the applicable award agreement, for transfers of nonqualified stock options, not for value, to family members pursuant to the terms and conditions of the 2015 plan.

Stock Appreciation Rights. The 2015 plan permits the grant of stock appreciation rights. A stock appreciation right represents the grantee’s right to receive a compensation amount, based on the value of the appreciation in our Class A common stock from the date of grant to the date of exercise, if vesting criteria or other terms and conditions established by the compensation committee are met. The exercise price of each stock appreciation right will be determined by the compensation committee, except that the exercise price may not be less than 100% of the fair market value of a share of Class A common stock on the date on which the stock appreciation right is granted, and the term of a stock appreciation right may not exceed ten years from the date of grant. A grantee who receives stock appreciation rights will have no rights of a stockholder as to the shares of Class A common stock on which the stock appreciation right is based. If the vesting criteria or other terms and conditions are met, we will settle stock appreciation rights in cash, shares of Class A common stock, or a combination of the two. Awards of stock appreciation rights are nontransferable, except for transfers by will or the laws of descent and distribution or, if authorized in the applicable award agreement, for transfers not for value to family members pursuant to the terms and conditions of the 2015 plan.

No Repricing. The compensation committee may not amend the terms of outstanding options or stock appreciation rights to reduce the applicable exercise price, cancel outstanding options or stock appreciation rights in exchange for or substitution of options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights, or cancel outstanding options or stock appreciation rights with an exercise price above the current fair market value of a share of our Class A common stock in exchange for cash or other securities, in each case, unless such action is subject to and approved by our stockholders or would not be deemed to be a repricing under the rules any stock exchange on which our Class A common stock is listed.

Restricted Stock. The 2015 plan permits the grant (or sale at the purchase price determined by the compensation committee) of restricted stock awards. A restricted stock award is an award of shares of Class A common stock that may be subject to restrictions on transferability and other restrictions as the committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments, or otherwise, as the committee may determine. Unless otherwise provided in an award agreement, a grantee who receives restricted stock will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares of Class A common stock, except that the committee may require any dividends to be withheld and accumulated contingent on vesting of the underlying shares or reinvested in shares of restricted stock. Dividends paid on shares of restricted stock which vest based on the achievement of performance goals will not vest unless the applicable performance goals are achieved. During the period, if any, when shares of restricted stock are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her shares of restricted stock.

Restricted Stock Units and Deferred Stock Units. The 2015 plan also permits the grant of restricted stock units and deferred stock units. Restricted stock units represent the grantee’s right to receive a compensation amount, based on the value of the shares of Class A common stock, if vesting criteria or other terms and conditions established by the compensation committee are met. If the vesting criteria or other terms and conditions are met, we will settle restricted stock units in cash, shares of Class A common stock or a combination of the two. Deferred stock units are restricted stock units that provide for the settlement and delivery of cash, shares of Class A common stock, or a combination of the two after the date of vesting, consistent with the terms of Section 409A of the Internal Revenue Code. A grantee who receives restricted stock units or deferred stock units will have no rights of a stockholder as to the shares of Class A common stock on which the restricted stock unit or deferred stock unit is based, though the compensation committee may provide that a grantee of restricted stock units or deferred stock units will be entitled to receive dividends paid on an equivalent number of shares of

Class A common stock. The committee may provide that any such dividends will be deemed withheld and accumulated contingent on vesting of the underlying award or reinvested in shares of restricted or deferred common stock. Dividend equivalents paid on restricted stock units or deferred stock units which vest based on the achievement of performance goals will not vest unless the applicable performance goals are achieved. During the period, if any, when restricted stock units or deferred stock units are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her restricted stock units or deferred stock units.

Unrestricted Stock and Other Equity-Based Awards. The 2015 plan permits the grant (or, for unrestricted stock, sale at the purchase price determined by the compensation committee) of unrestricted stock and other types of common stock-based awards. An unrestricted stock award is an award of shares of Class A common stock free of any restrictions. Other equity-based awards are payable in cash, shares of Class A common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by the committee. The terms and conditions that apply to other equity-based awards are determined by the committee.

Dividend Equivalent Rights. The 2015 plan permits the grant of dividend equivalent rights in connection with the grant of any equity-based award, other than options and stock appreciation rights. Dividend equivalent rights are rights to receive (or to receive credits for the future payment of) cash, shares of Class A common stock, other awards or other property equal in value to dividend payments or distributions paid or made with respect to a specified number of shares of Class A common stock. The compensation committee will determine the terms and conditions of any dividend equivalent rights, except that no dividend equivalent rights granted as a component of a performance-based award will vest unless the underlying performance goals are achieved.

Performance-Based Awards. The 2015 plan permits the grant of performance shares, other performance-based awards and cash incentives in such amounts and upon such terms as the compensation committee may determine. Each grant of a performance-based award will have an initial cash value or an actual or target number of shares of Class A common stock that is established by the committee at the time of grant. The committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of shares of Class A common stock that will be earned by a grantee under such performance-based awards. The performance goals generally will be based on one or more of the performance measures described below. The committee will establish the performance periods for performance-based awards. Performance-based awards may be payable in cash or shares of Class A common stock, or a combination thereof, as determined by the committee.

The 2015 plan identifies some conditions that may warrant revision or alteration of performance goals after they are established by the compensation committee. Such conditions may include the following:

•	asset write-downs;

•	litigation or claims, judgments, or settlements;

•	the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results;

•	any reorganization or restructuring events or programs;

•	extraordinary, non-core, non-operating or non-recurring items;

•	acquisitions or divestitures;

•	foreign exchange gains and losses;

•	impact of shares of Class A common stock purchased through share repurchase programs;

•	tax valuation allowance reversals;

•	impairment expense; and

•	environmental expense.

Performance Measures. The 2015 plan permits the compensation committee to grant awards to covered executive officers that will constitute qualified performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. Section 162(m) limits publicly held companies to an annual deduction for U.S. federal income tax purposes of one million dollars for compensation paid to each of their chief executive officer and their three highest compensated executive officers (other than the chief financial officer) determined at the end of each year, referred to as covered employees. Performance-based compensation, however, is excluded from this limitation. The 2015 plan is designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), but it is not required under the 2015 plan that awards qualify for this exception.

To qualify as performance-based:

•	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

•	the performance goal under which compensation is paid must be established by a committee of the board, such as the compensation committee, comprised solely of two or more directors who qualify as outside directors for purposes of the exception;

•	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders before payment is made in a separate vote; and

•	the relevant committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

Under the 2015 plan, one or more of the following business criteria will be used by the compensation committee in establishing performance goals:

•	net earnings or net income;

•	operating earnings;

•	pretax earnings;

•	earnings per share;

•	share price, including growth measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	earnings before interest, taxes, depreciation and/or amortization as adjusted to exclude any one or more of the following: stock-based compensation expense; income from discontinued operations; gain on cancellation of debt; debt extinguishment and related costs; restructuring, separation, and/or integration charges and costs; reorganization and/or recapitalization charges and costs; impairment charges; merger-related events; gain or loss related to investments; sales and use tax settlement; and gain on non-monetary transactions;

•	sales or revenue growth or targets, whether in general or by type of product, service or customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including: operating cash flow; free cash flow, defined as earnings before interest, taxes, depreciation and/or amortization (as adjusted to exclude any one or more of the items that may be excluded pursuant to the performance measure specified in clause (8) above) less capital expenditures; levered free cash flow, defined as free cash flow less interest expense; cash flow return on equity; and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market or market segment share or penetration;

•	financial ratios as provided in credit agreements of SecureWorks and its subsidiaries;

•	working capital targets;

•	completion of acquisitions of businesses or companies;

•	completion of divestitures and asset sales;

•	customer satisfaction measurements;

•	execution of contractual arrangements or satisfaction or contractual requirements or milestones;

•	product development achievements; and

•	any combination of the foregoing business criteria.

The committee may establish performance goals on a company-wide basis or with respect to one or more business units, divisions, affiliates, or operating segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

The committee has the authority to provide for accelerated vesting of any performance-based award based on the achievement of performance goals pursuant to the performance measures and the discretion to adjust awards that are intended to qualify as performance-based compensation, either on a formula or discretionary basis, or on any combination thereof, as the committee determines in a manner consistent with the requirements of Section 162(m) for deductibility.

Change in Control. Unless otherwise provided in an applicable award agreement, if we experience a change in control in which outstanding awards will not be assumed or continued by the surviving entity:

•	except for performance-based awards, immediately before the change in control, all outstanding shares of restricted stock and all restricted stock units, deferred stock units and dividend equivalent rights will vest, and the underlying shares of Class A common stock underlying, or cash payment promised under, such awards will be delivered; and

•	at the discretion of the compensation committee, either, all options will become exercisable at least 15 days before the change in control and terminate, if unexercised, upon the completion of the change in control, or all options, restricted stock, restricted stock units, deferred stock units and dividend equivalent rights will be cashed out before the change in control.

In the case of performance-based awards, if less than half of the performance period has lapsed, the awards will be treated as though target performance has been achieved, and if at least half of the performance period has lapsed, actual performance to date (if determinable) will be determined and treated as achieved. Other equity-based awards will be governed by the terms of the applicable awards agreement.

Unless otherwise provided in an applicable award agreement, if we experience a change in control in which outstanding awards will be assumed or continued by the surviving entity, the 2015 plan and awards granted thereunder will continue under their terms, with appropriate adjustments to the number of shares subject to or underlying an award and to the exercise prices of options and stock appreciation rights.

Adjustments for Certain Events. The compensation committee will make appropriate adjustments in outstanding awards and the number of shares of Class A common stock reserved and available for issuance under the 2015 plan, including the individual limitations on awards, to reflect certain changes in our stock on account of mergers, reorganizations, recapitalizations, reclassifications, stock splits, spin-offs, combinations of stock, exchanges of stock, stock dividends and other similar events.

Amendment, Suspension, or Termination. The board of directors may, act at any time and from time to time, amend, suspend or terminate the 2015 plan so long as no amendment, suspension or termination adversely impairs the rights or obligations under any outstanding award without the affected grantee’s consent. The effectiveness of any amendment to the 2015 plan will be contingent on approval of such amendment by our stockholders to the extent provided by the board or required by applicable laws (including, for so long as our Class A common stock is listed on a stock exchange, the rules of such stock exchange).

Retirement Benefits

Our employees, including our named executive officers, currently may participate in Dell’s 401(k) retirement savings plan. The Dell 401(k) plan is available to substantially all of Dell’s U.S. employees. Dell currently makes matching contributions, in which a participant vests immediately, equal to 100% of each participant’s voluntary contributions, up to 5% of the participant’s eligible compensation. Participants may invest their contributions and the matching contributions in a variety of investment choices. We currently do not intend to adopt a new 401(k) plan for our employees. After the completion of this offering, we expect that our employees, including our named executive officers, will continue to be eligible to participate in Dell’s 401(k) plan, which we expect will not include an option to invest in our Class A common stock. Dell currently does not sponsor a nonqualified deferred compensation plan. In connection with the completion of this offering, we may choose to establish one or more deferred compensation plans for our executive officers and our non-employee directors.

Employment Agreements; Severance and Change-in-Control Arrangements

Employment Agreements

Substantially all Dell employees enter into a standard employment agreement upon commencement of employment. The standard employment agreement primarily imposes obligations on our employees intended to protect our intellectual property and confidential and proprietary information and does not contain provisions regarding compensation or continued employment. As Dell employees before this offering, each of our named executive officers has entered into such an agreement. In connection with the completion of this offering, we expect that each named executive officer’s employment agreement will be replaced with an agreement with our company.

Confidentiality, Non-Solicitation and Non-Competition Arrangements

Messrs. Cote and Winkler each have entered into confidentiality, non-solicitation and non-competition agreements with Dell. Under the agreements, if the executive’s employment is terminated by Dell without cause, Dell will pay the executive an amount equal to six months’ base salary, as severance, subject to certain conditions. The agreements obligate each officer to comply with specified non-competition and non-solicitation obligations for a period of 12 months following termination of his employment.

Severance Pay Plan for Eligible Executives

As Dell employees, Messrs. Cote and Winkler were eligible for benefits under Dell’s severance pay plan for eligible executives during fiscal 2015. The plan generally provides for severance benefits equal to six months of base salary plus an additional week of salary for each whole year of service with the company, up to six months of subsidized COBRA coverage, as well as additional amounts equal to a portion of the value of certain outstanding short- and long-term incentive awards. Benefits under Dell’s severance pay plan for eligible executives are available only in the case of a qualifying workforce reduction and are offset by other severance payments.

Equity Awards

Mr. Cote holds unvested time-based and performance-based options to purchase shares of Denali’s Series C common stock, which were awarded to him after completion of Dell’s going-private transaction in October 2013. Under the terms of the option award agreements, the vesting of these awards will not accelerate upon a termination of Mr. Cote’s employment or upon a change in control of our company.

Under the 2015 plan, our board of directors will have authority to issue awards with provisions that accelerate vesting and exercisability upon a change in control and to amend existing awards to provide for acceleration. Following the completion of this offering, the board of directors may choose to include such change-in-control acceleration provisions in any awards it may make to our named executive officers.

Potential Payments Upon Termination or Change in Control

The following table sets forth, for each of our named executive officers, amounts potentially payable upon a termination or change in control of our company, assuming a January 30, 2015 triggering event and assuming that each officer had entered into a standard severance agreement with us (rather than with Dell) by such date.

Name	Severance Payment ($)	Continuation of Medical Welfare Benefits ($)	Accelerated Vesting of Stock Options	Total Benefits ($)
Michael R. Cote
Termination other than for cause
Change in control of our company
Change in control of Dell

Tyler T. Winkler
Termination other than for cause
Change in control of our company
Change in control of Dell

Indemnification of Directors and Officers and Limitation of Liability

Upon our reincorporation in Delaware before the completion of this offering, our restated certificate of incorporation and amended and restated bylaws will entitle our named executive officers to receive indemnification from us to the fullest extent permitted by Delaware corporate law. We anticipate entering into indemnification agreements with each of our named executive officers to afford such officers additional contractual assurances regarding the scope of their indemnification and to provide procedures for the determination of an officer’s right to receive indemnification and to receive reimbursement of expenses as incurred in connection with any related legal proceedings. In addition, we will maintain liability insurance for our named executive officers as required by their indemnification agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Denali as Our Indirect Controlling Stockholder

On February 7, 2011, we were acquired by Dell, a global information technology company. On October 29, 2013, Dell Inc. completed a going-private transaction in which its public stockholders received cash for their shares of Dell Inc. common stock. Dell Inc. was acquired by Denali Holding Inc., a holding corporation formed for the purposes of the transaction, and Dell Inc. thereafter ceased to file reports with the SEC. Denali is owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, his related family trust, investment funds affiliated with Silver Lake Partners (a private equity firm), investment funds affiliated with MSDC Management L.P., an investment manager related to MSD Capital (a firm founded for the purpose of managing investments of Mr. Dell and his family), members of Dell’s management and other investors.

Until the completion of this offering, Denali will continue to own indirectly all of our outstanding common stock through its wholly-owned subsidiaries. Upon the completion of this offering, Denali will beneficially own, indirectly through Dell Inc. and Dell Inc.’s subsidiaries, including Dell Marketing, no shares of our outstanding Class A common stock and all              outstanding shares of our Class B common stock, which will represent approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately     % and     %, respectively, if the underwriters exercise their over-allotment option in full).

After this offering, Denali will continue to have the power, acting alone, to approve indirectly any action requiring a vote of shares representing a majority of the combined voting power of our outstanding common stock. As long as Denali continues to control more than 50% of the combined voting power of our outstanding common stock, Denali will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. Denali’s controlling interest may discourage a change in control of our company that other holders of our common stock may favor. Denali is not subject to any contractual obligation to retain any of its common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC on behalf of the underwriters, subject to specified exceptions, as described under “Underwriters.”

Denali has advised us that it intends to retain ownership of at least 80% of the value and of the combined voting power of our outstanding common stock in order for Denali to continue to include us in its consolidated group for federal income tax purposes and, if it should later wish to do so, to effect a tax-free spin-off of us or certain other tax-free transactions. As of the date of this prospectus, Denali has advised us that it does not intend or plan to undertake a spin-off of us or another tax-free transaction involving us. We expect that we will be included in Denali’s consolidated group for U.S. federal income tax purposes following this offering.

Relationship with Dell

During the period since we became a Dell subsidiary, Dell has provided various corporate services to us in the ordinary course of our business, including finance, tax, human resources, legal, IT, procurement and facilities-related services. Dell also has provided us with the services of a number of its executives and employees. The costs of such services have been allocated to us based on the allocation method most relevant to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dell was $7.2 million for fiscal 2015, $5.1 million for fiscal 2014 and $3.6 million for fiscal 2013.

As a subsidiary of Dell, we have participated in various commercial arrangements with Dell, under which, for example, we provide information security services to third-party clients for or on behalf of Dell in the United States and some international jurisdictions. Dell receives the revenue for, and we transfer to Dell the costs related to, these services. The total amount of these costs was $4.9 million for fiscal 2015, $4.4 million for fiscal 2014 and $2.8 million for fiscal 2013.

Dell also has funded our operating and investing activities as needed and transferred our excess cash at its discretion. These cash transfers are reflected as a component of “Parent company investment” within the combined statements of financial position, and accordingly, are classified as a change in cash from financing activities in our combined statements of cash flows.

We purchased certain enterprise hardware systems from Dell Inc. and its subsidiaries in order to provide security solutions to our clients. The expenses associated with these transactions reflect Dell’s costs. During fiscal 2015, fiscal 2014 and fiscal 2013 purchases of systems for Dell totaled $7.8 million, $6.6 million and $4.5 million, respectively. We also purchased computer equipment from Dell. For the successor periods ended January 30, 2015 and January 31, 2014, purchases of computer equipment totaled $3.1 million and $1.5 million, respectively, and for the predecessor periods ended October 28, 2013 and February 1, 2013, purchases totaled $1.3 million and $3.4 million, respectively.

Upon the completion of Dell Inc.’s going-private transaction, we guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of our assets to secure repayment of the indebtedness. Before the completion of this offering, our guarantees of Dell’s indebtedness and the pledge of our assets will be terminated, and we will cease to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of our shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements, will be pledged to secure repayment of the foregoing indebtedness.

In connection with this offering, we will enter into agreements with Denali, Dell Inc. or Dell Inc.’s wholly-owned subsidiaries, relating either to this offering or for the purpose of formalizing our existing and future relationships with these companies after this offering. We have described the material terms of such agreements below. The terms of these agreements were primarily determined by Dell, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. We do not currently expect to enter into any additional agreements or other transactions with Dell or Denali or their respective subsidiaries, outside the ordinary course, other than those specified below. Approval of any future contract or transaction between us and Dell or Denali or between us and any other organization in which one or more of our directors or officers is a director or officer or has a financial interest will be subject to requirements of Delaware law, SEC rules and regulations and our corporate governance policies.

For additional information about our relationship with Dell, see “Notes to Combined Financial Statements—Note 1—Description of the Business and Basis of Presentation.”

Operating and Other Agreements between Dell or Denali and Us

In connection with this offering, we will enter into certain agreements with Denali, Dell Inc. or wholly-owned subsidiaries of Dell Inc. governing various interim or ongoing relationships between us. These agreements will include:

•	a shared services agreement;

•	intellectual property agreements;

•	a tax matters agreement;

•	an employee matters agreement;

•	agreements relating to real estate matters; and

•	commercial agreements.

The description of the agreements presented below is not complete and is qualified by reference to the specific terms of the agreements, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of the agreements.

Shared Services Agreement

Before the completion of this offering, we will enter into a shared services agreement with Dell under which Dell will provide us with finance, tax, human resources, legal, IT, procurement and facilities-related services. Under the agreement, the nature, quality, degree of skill and standard of care applicable to the services that Dell will provide to us will be consistent with the services that Dell provided to us to support our business before this offering and similar services that Dell provides to itself or to any other Dell subsidiary. Dell may engage third parties to provide services covered by the shared services agreement, so long as any such services are provided under an agreement between Dell and the third party containing substantially the same terms and conditions as Dell would obtain for its own account. In addition, we also will provide various facilities-related services to Dell employees working out of our leased facilities.

While the shared services agreement is in effect, additional services may be included in the agreement, with the costs, term and level of such additional services to be mutually agreed upon by Dell and us. If we ask Dell to provide us with any additional services that Dell either provided to us before this offering or provides to itself or to any other Dell subsidiary, the lack of which will have a material effect on the continued operation of our business taken as a whole, Dell agrees to use commercially reasonable efforts to begin providing the additional services while we and Dell negotiate the terms of the services.

For the services rendered, we will pay fees to Dell in amounts specified in the shared services agreement. The fee will vary with the type of service provided and generally will be calculated according to one of the following methodologies:

•	estimated cost to Dell per annum of providing the service;

•	amount of fees and expenses paid by Dell for services that Dell has contracted to be provided by third parties; or

•	amount to be determined at the time services are provided on a project-by-project basis.

The payments we expect to make to Dell pursuant to the shared services agreement are not necessarily indicative of, and it is not practical for us to estimate, the level of expenses we might incur in procuring these services from alternative sources.

The initial term of the shared services agreement and, unless otherwise specified for a particular service type, the performance period for each service will expire after a period of two years following the completion of this offering. Thereafter, the term of the agreement, including the performance period for each service, will be extended automatically for additional one-year terms unless either party provides notice of non-renewal to the other party at least 180 days before the end of the initial term or applicable renewal term. Either party may terminate the shared services agreement in the event of a material breach of the agreement by the other party if the breach remains uncured for a period of 30 days after written notice of the breach is delivered to the breaching party. The shared services agreement will terminate automatically in the event of a change in control of our company. In addition, during the initial term of the shared services agreement, we will have the right to terminate any particular service provided by Dell under the agreement for convenience at any time upon 90 days’ prior written notice of termination to Dell plus payment by us of any non-recoverable costs and expenses incurred by Dell in connection with providing the service. After the initial term, we will have the right to terminate any particular service provided by Dell under the agreement for convenience at any time upon 60 days’ prior written notice of termination to Dell.

The services provided under the shared services agreement will be provided without representation or warranty of any kind. Dell and its directors, officers, employees and agents will have no liability, whether direct or indirect, under the agreement except for damages resulting from Dell’s breach of the agreement, willful misconduct or gross negligence in connection with the services provided to us. Dell will not be liable for any special, incidental or consequential damages relating to the agreement. Further, Dell’s liability for any claim relating to the agreement will be limited to the amount we paid to Dell for the service giving rise to the claim in the year before the claim arose. Dell agrees to indemnify, defend and hold us harmless from any third-party claims, actions, damages and expenses, including attorneys’ fees, arising out of the willful misconduct or gross negligence of Dell in the performance of the agreement. Similarly, we agree to indemnify, defend and hold Dell harmless from any third-party claims, actions, damages and expenses, including attorneys’ fees, arising out of our willful misconduct or gross negligence in the performance of the agreement.

Intellectual Property Agreements

Intellectual Property Contribution Agreement. Dell entities currently own some of the patents, trademarks, copyrights and domain names that we use in our business, some of which we owned in our own name before Dell acquired us in 2011. With respect to that intellectual property, before the completion of this offering, we will enter into a separate intellectual property contribution agreement with Dell in which Dell will assign us all right, title and interest in certain patents, trademarks, copyrights and domain names. The patents which are assigned to us will be licensed back to Dell under the patent license agreement described below.

Patent License Agreement. Before the completion of this offering, we will enter into a patent license agreement with Dell, which will formalize the relationship between us and Dell with respect to each party’s ongoing rights to use certain patents owned by the other party. Under the terms of the patent license agreement, (1) we will grant to Dell a non-exclusive, worldwide, fully paid-up and sub-licensable license in all patents owned by us as of the date of the agreement, as well as future patents filed by us after such date, together with subsequent improvements on all such patents, and (2) Dell will grant to us a non-exclusive, worldwide and fully paid-up license in all patents owned by Dell that are used or contemplated for future use by us in our business as of the date of the agreement, together with subsequent improvements on such patents. Dell’s license to us, and our right to sublicense such license, are limited to use for purposes of our business.

The prosecution and maintenance of all patents licensed under the patent license agreement generally will be at the discretion of the party that owns the applicable patent. If we decide not to prosecute or maintain patent protection for any patent licensed by us to Dell, however, we must notify Dell reasonably in advance of the applicable prosecution or maintenance deadline, and Dell will have the right to seek patent protection for the patent, in Dell’s name and at Dell’s expense. The party that owns any patent licensed under the patent license agreement will have the sole right, but not the obligation, to enforce its patent rights against infringement or misappropriation by third parties.

With respect to each party, the patent license agreement will expire upon the expiration of the last to expire of the patent rights licensed under the agreement to such party. Either party may terminate the patent license agreement with respect to the patents licensed by that party from the other party, in whole or in part, upon written notice at any time. In addition, either party may terminate the patent license agreement in the event of a material breach of the agreement by the other party, if the breach remains uncured for a period of 30 days after written notice of the breach is delivered to the breaching party. In the event of any such termination for breach, the licenses granted to the non-breaching party will automatically convert to perpetual, irrevocable licenses that will survive the termination.

The patents licensed under the agreement will be licensed “as is,” without representation or warranty of any kind. Neither party, nor its directors, officers, employees or agents, will be liable for any consequential, punitive, special or exemplary damages arising out of the agreement, except for damages arising out of a party’s willful misconduct or fraud.

Tax Matters Agreement

Before the completion of this offering, we will enter into a tax matters agreement with Denali. The tax matters agreement will govern the respective rights, responsibilities and obligations of Denali and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests, and other matters regarding income taxes, non-income taxes, and related tax returns.

In general, under the tax matters agreement:

•	Denali generally will be responsible for any U.S. federal income taxes of the Dell affiliated group for U.S. federal income tax purposes of which Denali is the common parent. For tax periods, or portions thereof, beginning after the date of the tax matters agreement in which we or one of our subsidiaries are included in such a group, we will be responsible for our portion of such income tax liability (with certain technical adjustments) as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period.

•	Denali generally will be responsible for any U.S. state or local income taxes reportable on a consolidated, combined or unitary return that includes Denali entities other than us or our subsidiaries, on the one hand, and us or one of our subsidiaries, on the other hand. For tax periods, or portions thereof, beginning after the date of the tax matters agreement in which we or one of our subsidiaries are included in such a group, we will be responsible for our portion of such income tax liability (with certain technical adjustments) as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period.

•	Denali will be responsible for any U.S. state or local income taxes reportable on returns that include only Denali entities other than us or our subsidiaries, and we will be responsible for any U.S. state or local income taxes filed on returns that include only us and our subsidiaries.

•	Denali will be responsible for any non-U.S. income taxes of Denali entities other than us, and we will be responsible for any non-U.S. income taxes of us and our subsidiaries.

•	We and Denali each will be responsible for any non-income taxes attributable to our respective businesses for all periods.

Denali will be primarily responsible for preparing and filing any tax return with respect to the Dell affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Denali or any of its subsidiaries (and us or one of our subsidiaries). Under the tax matters agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

Denali generally will have exclusive authority to control tax contests related to any tax returns of the Dell affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined, or unitary group for U.S. state or local income tax purposes that includes Denali or any of its subsidiaries (and us or one of our subsidiaries). We generally will have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries.

So long as we are a member of Denali’s consolidated group for income tax purposes, Denali will pay us the amount of any tax benefit it receives as a result of our tax assets, such as net operating losses. To the extent that there is an adjustment to any federal, state, or local taxes for any tax period in which we or one of our subsidiaries is included in a consolidated, combined, or unitary group with Denali, Denali will pay us (or we will pay Denali) an amount such that, after the payment is made, we will have been responsible only for our portion of taxes for that period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries (with certain technical adjustments).

Although each member of a consolidated group generally is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during that year, Denali has agreed to indemnify us for any liability not discharged by any other member of the Dell consolidated group for any taxable years during which we were, or one of our subsidiaries was, a member of the consolidated group.

Without the prior written consent of Denali, we may not issue any capital stock, issue any instrument that is convertible, exercisable or exchangeable into any of our capital stock or which may be deemed to be equity for tax purposes, or take any other action that would be reasonably expected to cause Denali to beneficially own capital stock in us that, on a fully diluted basis, does not constitute “control” within the meaning of Section 368(c) of the Internal Revenue Code or cause a deconsolidation of us with respect to the Dell consolidated group.

We will indemnify Denali for any breach by us of the tax matters agreement (including any breach of our obligation not to cause Denali to lose “control” within the meaning of Section 368(c) of the Internal Revenue Code or cause a deconsolidation). Denali will indemnify us for any breach by Denali of the tax matters agreement.

Employee Matters Agreement

Before the completion of this offering, we will enter into an employee matters agreement with Denali and Dell. The employee matters agreement will address the allocation of rights, responsibilities and obligations between us and Dell with respect to the employment and compensation of, and benefits provided to, our respective employees. The agreement also will address the treatment of outstanding Denali equity awards held by employees of our company. For purposes of the agreement, references to our employment of employees or establishment of employee benefit plans include those employees who are employed by or become employed by our affiliates and those plans established by our affiliates, respectively.

The employee matters agreement will terminate on the latest to occur of:

•	the last day of the calendar year containing the second anniversary of the completion of this offering, except that this date will be automatically extended for successive three-month periods unless we or Dell provide written notice to the other to terminate the extension;

•	the date on which we have established all of the employee benefit plans that we are required to establish under the agreement; and

•	the earlier of (a) the date on which Denali ceases to own beneficially at least 50% of the combined voting power of our outstanding common stock as a result of a subsequent offering of the common stock or (b) the 90th day after Denali ceases to own beneficially at least 50% of the combined voting power of our outstanding common stock as a result of any other transaction.

We intend to continue to employ those individuals who are employees of our company on the effective date of the employee matters agreement, with limited exceptions. In addition, before the completion of this offering, we intend to offer employment to some employees of Dell who are providing services to our business. Other employees of Dell will continue to provide services to our business under the shared services agreement, but will not become our employees. The employee matters agreement permits us and Dell to agree to the further transfer of employees between us, from time to time, following this offering. We expect to enter into an employment agreement with each employee who is employed with us on the effective date of the employee matters agreement, as well as each employee who subsequently becomes employed by us prior to the termination of the employee matters agreement. We also expect to enter into a restrictive covenant agreement with certain employees who are employed with us on the effective date of the employee matters agreement, as well as some employees who subsequently become employed with us prior to the termination of the employee matters agreement.

We currently participate in Dell’s benefit plans, with the obligation to reimburse Dell for our share of compensation and benefit liabilities. We will continue to be responsible for the compensation and benefit liabilities of those individuals who are employees of our company on the effective date of the employee matters agreement, and we generally will become responsible for the prospective compensation and benefit liabilities of those employees who become employed with us in connection with this offering. Dell generally will remain liable for the compensation and benefit liabilities incurred by employees while they were employed with Dell and before they become employed by us, except that we agree to assume all unused vacation, holiday and sick days accrued by these employees with Dell. Dell will become responsible for the prospective compensation and benefit liabilities of those of our employees who become employed with Dell in connection with this offering, except that Dell has agreed to assume all unused vacation, holiday and sick days accrued by these employees with us. The employee matters agreement provides that the transfer of employees between us and Dell is not deemed to be a severance of employment, separation from service or change of control for purposes of any benefit plan or with respect to Section 409A of the Internal Revenue Code of 1986. The employee matters agreement also contains certain provisions relating to service recognition under the employee benefit plans that we will put into effect, recognition of co-pays, deductibles, and out-of-pocket maximums under our welfare benefit plans, and other material terms and conditions of our employee benefit plans.

We will remain a participating employer in the Dell retirement and welfare benefit plans immediately following this offering. We may put our own welfare benefit plans in effect at any time that we determine to do so, unless either we are required by law or otherwise agree with Dell to put any plans into place sooner, or Dell would incur any liabilities that it has not agreed to incur as a result of us not establishing any plan outside of the United States. Our employees will cease to be eligible to participate in the Dell welfare plans on the earliest to occur of:

•	the date of any subsequent offering of our common stock after which Denali no longer beneficially owns a majority of the combined voting power of our outstanding common stock;

•	the 90th day after any other transaction after which Denali no longer beneficially owns a majority of the combined voting power of our outstanding common stock;

•	the date that we cease receiving human resources services under the shared services agreement (unless we agree otherwise with Dell);

•	the last day of the calendar year containing the second anniversary of the completion of this offering, which will be further extended for successive three-month periods unless this participation period is otherwise terminated by either Dell or us on at least 60 days’ notice to the other party;

•	with respect to any particular welfare plan, the date that we establish a similar welfare plan.

To the extent required by law, we will provide welfare plans that are substantially similar to the Dell welfare plans in effect in an applicable local jurisdiction for similarly situated employees of Dell.

We may establish our own 401(k) plan during the period that Denali beneficially owns at least 80% of the combined voting power of our outstanding common stock, subject to Dell’s consent (which will not be unreasonably withheld), a mutual agreement between us and Dell regarding any related human resources services that Dell would provide, and so long as the establishment does not cause Dell’s 401(k) plan to violate qualified plan rules. At the time that we establish a 401(k) plan, unless a transfer is required by law, Dell has discretion to determine whether to transfer from the Dell 401(k) plan to our 401(k) plan those assets and liabilities allocable to employees employed with us on or after the effective date of the employee matters agreement. However, if such a transfer is requested by us in writing, Dell may not unreasonably withhold its consent. If we continue to participate in the Dell 401(k) plan at the time that Denali ceases to beneficially own at least 80% of the combined voting power of our outstanding common stock, we must provide Dell with 90 days’ written notice of any discontinuance. If we are still using Dell’s human resources services pursuant to the shared services agreement, our establishment of a 401(k) plan after that discontinuance will require Dell’s consent (which will not be unreasonably withheld). Dell has discretion to terminate our participation in its 401(k) plan at any time provided that Dell provides us with 90 days’ advance written notice. Termination of our use of Dell’s human resources services, pursuant to the shared services agreement, or termination of the employee matters agreement will also end our participation in the Dell 401(k) plan.

Dell has established and we expect to assume responsibility for an annual cash bonus plan for our 2016 fiscal year. See “Executive Compensation—Benefit Plans—SecureWorks Corp. Incentive Bonus Plan” for a description of the material terms of the annual cash bonus plan. Our employees in non-U.S. jurisdictions will continue to be eligible to participate in incentive plans in those jurisdictions in which such plans have been established for similarly situated Dell employees, unless we agree otherwise with Dell. The employee matters agreement requires us to cooperate with Dell and comply with law in determining whether we will establish any incentive plans in non-U.S. jurisdictions for our employees.

The employee matters agreement also describes the general treatment of outstanding equity incentive awards of Denali held by our employees. In general, any such outstanding equity awards held by persons who are or will be our employees on the date that the employee matters agreement becomes effective will remain in the Denali Holding Inc. 2013 Stock Incentive Plan, except as otherwise agreed in writing by Denali and the employee. We intend to establish a new stock incentive plan that will be effective on the date that the employee matters agreement becomes effective.

We have agreed to indemnify, defend and hold Denali and Dell harmless from third parties’ actions and any and all liabilities arising from our gross negligence or willful misconduct in the performance of the employee matters agreement or any breach of any statutory or other duty that we owe to any of ours or Dell’s employee benefit plans. Dell and Denali have separately agreed to indemnify, defend and hold us harmless from third parties’ actions and any and all liabilities arising from their own gross negligence or willful misconduct in their separate performance of the employee matters agreement or any breach of any statutory or other duty that either Dell or Denali, as applicable, owe to any of ours or Dell’s employee benefit plans.

Agreements Related to Real Estate Matters

Before the completion of this offering, due to regulatory requirements in Romania and India, we will enter into separate leases or subleases with Dell, which will govern the terms under which we may use the spaces we share, and will continue to share, with Dell at properties in those jurisdictions. We may enter into leases or sub-leases with Dell in other non-U.S. jurisdictions after this offering.

Commercial Agreements

Before the completion of this offering, we will enter into the following agreements with respect to existing, ongoing and future commercial arrangements either with Dell or with clients with whom we have contracted to provide services through Dell:

Master Services Agreement and Side Letter. Since our acquisition by Dell in 2011, we have provided information security services from time to time either directly to Dell Inc. or to a Dell Inc. subsidiary, or on Dell’s behalf to third-party clients with whom Dell has entered into commercial agreements. At or before this offering, we will enter into a master services agreement with Dell that will formalize the process and terms pursuant to which Dell will purchase information security services from us, together with related hardware. The master services agreement will govern our provision of these services directly to Dell Inc. and Dell Inc. subsidiaries as a client, as well as any new engagements in which we provide complex, bundled services and related hardware to third parties on Dell’s behalf. The type of managed security services to be provided to Dell will be specified in the applicable service order executed or submitted by Dell under the master services agreement from time to time, and will be priced at a discount to list price. The amount and pricing for any consulting services to be provided under the agreement will be set forth in the applicable statement of work.

The term of the master services agreement will continue until all service orders or statements of work have expired or been terminated. Either party may terminate the master services agreement or any service order or statement of work in the event of a material breach by the other party that is not cured within 30 days’ written notice thereof.

We anticipate that revenue generated from services provided to Dell under the master services agreement will represent no more than     % of our annual revenue for fiscal 2016.

In addition to the master services agreement, we will enter into a side letter with Dell that will apply to existing agreements between us and Dell under which we are providing information security services and related hardware to a third-party client on Dell’s behalf. The side letter will provide that we will continue to provide our services and related hardware in accordance with the terms and conditions of our existing agreements with Dell. The pricing terms of existing agreements will be revised to reflect the discount to list price specified in the master services agreement.

Master Commercial Customer Agreement. We procure certain hardware, software and services from Dell from time to time. We will enter into a master commercial customer agreement with Dell that will formalize the process and terms on which we will continue to purchase hardware, software and services in the future. The type, amount and price of any hardware, software or service that we purchase will be specified in the applicable service schedule or purchase order executed or submitted by us under the master commercial customer agreement from time to time.

The initial term of the master commercial customer agreement will be one year beginning upon the completion of this offering. The term of the agreement will be renewed automatically for additional, successive, one-year terms unless either party provides written notice of non-renewal to the other party at least 30 days before the end of the then-current term. Either party may terminate the agreement for convenience on 60 days’ prior written notice or for a material breach that is not cured within 30 days of receipt of written notice thereof.

On a pro forma basis, the aggregate cost to us for purchases of hardware and software from Dell, reflecting the pricing terms specified in the master commercial customer agreement, was $         for fiscal 2015.

Reseller Agreement. We presently distribute our services through a network of Dell legal entities in each of the non-U.S. markets in which we compete. We intend to establish our own wholly-owned subsidiaries in some of our key non-U.S. markets, either before or after the completion of this offering. With respect to all other non-U.S. markets, however, we will enter into a reseller agreement before this offering under which the Dell legal entities located in the applicable jurisdictions will continue to distribute our services. In connection with our sale of services and hardware to Dell for Dell’s resale to its end-user clients, we will invoice Dell an amount equal to Dell’s reseller-related revenues less a discount. We will act as the primary point of contact for clients obtained through the reseller agreement with respect to questions regarding any installation services performed by us, as well as with respect to ongoing maintenance and support for the services.

The initial term of the reseller agreement will be three years from the effective date of the agreement. The agreement will be automatically renewed for additional, successive, one-year terms unless either party provides written notice of non-renewal to the other party at least 180 days before the end of the then-current term. Either party may terminate the agreement for a material breach that is not cured within 30 days of receipt of written notice thereof.

Registration Rights Agreement

Before the completion of this offering, we will enter into a registration rights agreement with Dell Marketing in which we will grant Dell Marketing and its affiliates and their respective permitted transferees demand and piggyback registration rights with respect to the shares of our common stock held by them. Registration of those shares under the Securities Act would permit the stockholders to sell their shares into the public market. We will be required to pay the registration expenses in connection with the registrations (other than any underwriting discounts and commissions and the fees, disbursements, and expenses of the selling stockholders’ counsel and accountants). For more information about the registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Other Related Person Transactions

In fiscal 2015, fiscal 2014 and fiscal 2013, we recognized revenue of approximately $279,000, $168,000 and $118,000, respectively, for services provided by us to Michael S. Dell, Chairman and Chief Executive Officer of Dell Inc., his related family trust and MSD Capital (a firm founded for the purposes of managing investments of Mr. Dell and his family).

Employment Agreements and Indemnification Agreements

We have entered or will enter into indemnification agreements with our directors and executive officers, as described in “Executive Compensation—Indemnification of Directors and Officers and Limitation of Liability.”

Policies and Procedures with Respect to Transactions with Related Persons

Before our initial public offering, we had not adopted any policies or procedures for the review, approval or ratification of transactions with related persons. After our initial public offering, our board of directors intends to adopt a written policy setting forth the policies and procedures for the review and approval or ratification of such transactions. The policy will cover, with various exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a direct or indirect material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. This policy will not apply to agreements entered into with Denali or its subsidiaries or affiliates that are in existence at the time of the completion of this offering, including the agreements described in this section. Our nominating and corporate governance committee will be responsible for reviewing and approving transactions with related persons.

PRINCIPAL STOCKHOLDERS

The following table presents information as of                     , 2015 regarding the beneficial ownership of our common stock before and immediately following the completion of this offering by:

•	each of our directors;

•	each of our director designees;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to own beneficially more than 5% of our outstanding shares of common stock.

Before this offering, we have a single class of common stock. All of the outstanding shares of that class are held of record by Dell Marketing L.P., an indirect wholly-owned subsidiary of Denali, and beneficially owned by Denali and other subsidiaries directly or indirectly wholly-owned by Denali consisting of Denali Intermediate, Inc., Dell Inc., Dell International L.L.C. and Dell Marketing Corp. Denali is owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, his related family trust, investment funds affiliated with Silver Lake Partners (a private equity firm), investment funds affiliated with MSDC Management L.P., an investment manager related to MSD Capital (a firm founded for the purpose of managing investments of Mr. Dell and his family), members of Dell’s management and other investors. As of May 1, 2015, Mr. Dell and his related family trust beneficially owned approximately 71% of Denali’s voting securities, the investment funds associated with Silver Lake Partners beneficially owned approximately 24% of Denali’s voting securities, and the other stockholders beneficially owned approximately 5% of Denali’s voting securities.

The columns in the following table entitled “Percentage of Shares of Class A Beneficially Owned—Before Offering” and “Percentage of Shares of Class B Beneficially Owned—Before Offering” are based on no shares of our Class A common stock and             shares of our Class B common stock outstanding as of                     , 2015, and give pro forma effect to our reincorporation in Delaware and the filing of our restated certificate of incorporation in Delaware before the closing of this offering. The columns entitled “Percentage of Shares of Class A Beneficially Owned—After Offering” and “Percentage of Shares of Class B Beneficially Owned—After Offering” are based on             shares of our Class A common stock and             shares of our Class B common stock to be outstanding after this offering after giving effect to the issuance of the shares of Class A common stock we are selling in this offering and assume no exercise of the underwriters’ over-allotment option.

The following information has been presented in accordance with the SEC’s rules and is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC’s rules, beneficial ownership of a class of capital stock as of any date includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power as of that date and also any shares as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days after that date through the exercise of any stock option, warrant or other right, without regard to whether the right expires before the end of the 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of those persons may be deemed to be the beneficial owners of the securities. Information with respect to persons other than the holders listed in the table below that share beneficial ownership with respect to the securities shown is set forth in the footnotes to the table.

Beneficial Owner	Number of Shares of Class A Beneficially Owned (1)	Percentage of Shares of Class A Beneficially Owned (1)		Number of Shares of Class B Beneficially Owned (1)		Percentage of Shares of Class B Beneficially Owned (1)		Percentage of Total Voting Power (1)
		Before Offering	After Offering			Before Offering	After Offering	Before Offering	After Offering
Principal Stockholders:
Michael S. Dell (2)
Denali Holding Inc. (3)		100%				100%	100%	100%
Dell Marketing L.P. (3)(4)
Named Executive Officers and Directors:
Michael R. Cote				—
Tyler T. Winkler				—
Michael S. Dell					(2)
Egon Durban
Christopher Kleiman				—
Maya McReynolds				—
Janet B. Wright				—
All executive officers and directors as a group (7 persons)				—

*	Less than 1% of the outstanding shares of our common stock.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by the person, which includes the number of shares as to which the person has the right to acquire voting or investment power as of or within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which the person has the right to acquire voting or investment power as of or within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	As described above, Mr. Dell and his related family trust beneficially own approximately 71% of the outstanding voting securities of Denali Holding Inc. and therefore may be deemed to be the beneficial owner of our common stock shown as beneficially owned by Denali. Mr. Dell’s address is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

(3)	Dell Marketing L.P. is the direct owner and holder of record of all of our common stock before this offering and will be the direct owner and holder of record of the shares of Class B common stock shown in the table immediately after the completion of this offering. Dell Marketing is indirectly wholly-owned by Denali Holding Inc. through directly and indirectly held wholly-owned subsidiaries of Denali consisting of Denali Intermediate Inc., Dell Inc., Dell International L.L.C. and Dell Marketing Corp. Dell Marketing Corp. directly owns all of the outstanding membership interests of each of Dell Marketing GP L.L.C. and Dell Marketing LP L.L.C. Dell Marketing GP L.L.C. is the sole general partner of, and owns a 1% general partnership interest in, Dell Marketing. Dell Marketing LP L.L.C. is the sole limited partner of, and owns a 99% limited partnership interest in, Dell Marketing. The shares of our common stock beneficially owned by Denali and directly owned and held of record by Dell Marketing may be deemed to be beneficially owned by each other indirect or indirect wholly-owned subsidiary of Denali in addition to Dell Marketing. The address of each of the foregoing entities is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

(4)	Dell Marketing L.P. has pledged substantially all of its assets, including all of our currently outstanding common stock, to secure indebtedness incurred by Dell and other subsidiaries of Denali to finance Dell’s going-private transaction that was completed in October 2013. Based on the ownership of our Class B common stock by Dell Marketing upon the completion of this offering, an event of default under any of the foregoing indebtedness, and foreclosure of the pledge of our outstanding common stock, could give rise to a change in control of our company.

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes important terms of our restated certificate of incorporation, or our charter, and our amended and restated bylaws, or our bylaws, in each case as they will be in effect upon the completion of our conversion into a Delaware corporation, that affect the rights of holders of our capital stock. We will complete our conversion into a Delaware corporation before the closing of this offering. This description is intended as a summary and may not contain all the information that is important to you. For a complete description, you should refer to the forms of our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Authorized and Outstanding Capital Stock

Upon the completion of this offering, our authorized capital stock will consist of              shares of Class A common stock, $0.01 par value per share,              shares of Class B common stock, $0.01 par value per share and              shares of preferred stock, $0.01 par value per share.

Immediately before the completion of this offering, we will have outstanding no shares of our Class A common stock and              shares of our Class B common stock, all of which will be owned beneficially by Denali and its direct and indirect wholly-owned subsidiaries. Upon the completion of this offering, there will be outstanding shares of Class A common stock (             shares if the underwriters exercise their over-allotment option in full),              outstanding shares of Class B common stock and no outstanding shares of preferred stock.

Common Stock

The rights of the holders of the Class A common stock and Class B common stock will be identical, except with respect to voting and conversion, as described below.

Voting Rights

Votes Per Share. Each holder of Class A common stock will be entitled to cast one vote per share held by such holder, and each holder of Class B common stock will be entitled to cast ten votes per share held by such holder, upon any matter submitted to a vote of our stockholders. Holders of the Class A common stock and Class B common stock will vote together as a single class and their votes will be counted and totaled together, subject to any voting rights that may be granted to the holders of preferred stock, on all matters submitted to a stockholder vote.

Certain Charter Amendments. As long as any shares of Class A common stock are outstanding, without the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock entitled to vote on the matter, we may not, amend, alter or repeal any provision of our charter to alter or change the powers, preferences or special rights of the Class A common stock so as to affect them adversely. Similarly, as long as any shares of Class B common stock are outstanding, without the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock entitled to vote on the matter, we may not amend, alter or repeal any provision of our charter to alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely.

Our charter states that, notwithstanding any provisions of the Delaware General Corporation Law, the number of authorized shares of the Class A common stock, Class B common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of our outstanding capital stock entitled to vote on such an increase or decrease, and no vote of the holders of any of the Class A common stock, Class B common stock or preferred stock voting separately as a class will be required to approve the increase or decrease. The holders of our common stock will not be entitled to vote on any amendment to our charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected series are entitled by our charter or the Delaware General Corporation Law to vote on such amendment either separately or together as a class with the holders of one or more other such series.

Quorum for Stockholder Meeting; Required Vote. Unless otherwise required by law or provided for in our charter or bylaws, at any stockholder meeting, a majority of the voting power of the shares of capital stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum. Except in the election of directors (as described below), when a quorum is present at any stockholder meeting, the affirmative vote of the holders of a majority of the voting power of the votes cast by the holders of all shares of stock, voting together as a single class, present in person or represented by proxy and entitled to vote thereon, will decide any question brought before the meeting unless the question is one upon which a different vote is required by express provision of our charter or bylaws, the rules, regulations or practices of the Nasdaq Stock Market, the New York Stock Exchange, or any other stock exchange or interdealer quotation system applicable to us or our securities, or any law or other rule or regulation applicable to us, in which case such express provision will govern.

Directors will be elected by a plurality of the voting power of the votes cast by the holders of all shares of Class A common stock and Class B common stock, voting together as a single class, present in person or represented by proxy at the meeting and entitled to vote for the election of directors.

Conversion Rights

Outstanding shares of our Class B common stock may be voluntarily converted, and will be automatically converted, into shares of our Class A common stock on a share-for-share basis in the circumstances specified in our charter. Shares of our Class A common stock have no conversion rights.

Voluntary Conversion. Each holder of record of shares of Class B common stock may convert such shares into an equal number of shares of Class A common stock at any time, and from time to time, at such holder’s option.

Automatic Conversion. Each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock in the following circumstances:

•	upon a transfer of such share of Class B common stock if, after such transfer, such share is not beneficially owned by a Denali Entity, as defined in our charter; and

•	at the close of business on the date on which the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by the Denali Entities represent less than 50% of the aggregate number of shares of the outstanding common stock outstanding on such date.

A Denali Entity, for purposes of our charter, includes each of the following:

•	Denali Holding, Inc., any of its successors by way of merger, consolidation or share exchange, any acquiror of all or substantially all of its assets, and any person of which Denali Holding Inc. becomes a subsidiary; and

•	any person of which Denali Holding Inc. is the direct or indirect beneficial owner of 20% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests, or any other person that, directly or indirectly, is controlled by Denali Holding Inc., controls Denali Holding Inc. or is under common control with Denali Holding Inc., other than our company, any person of which our company is the direct or indirect beneficial owner of 20% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests, or any other person directly or indirectly controlled by our company.

Termination of Conversion Rights. Except as described below, the foregoing conversion rights of the Class B common stock will cease, and shares of the Class B common stock will no longer be convertible into shares of Class A common stock, if Denali Entities transfer all or any portion of the Class B common stock to Denali stockholders in connection with a transaction intended to qualify as a distribution under Section 355 of the Internal Revenue Code. Following such a distribution, and upon approval of our board of directors and subject to conditions specified in our charter, we may submit to a vote of our stockholders a proposal to convert all outstanding shares of Class B common stock into shares of Class A common stock.

Liquidation, Dissolution and Winding Up

Shares of Class A common Stock and Class B common stock will rank pari passu with each other as to any distribution of assets in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary.

Dividends

Subject to the provisions of any outstanding series of preferred stock, our board of directors, in its discretion, may declare and pay dividends on our Class A common stock and Class B common stock out of funds legally available for the payment of dividends.

No dividend or distribution may be declared or paid on any share of Class A common stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class B common stock, without preference or priority of any kind. Similarly, no dividend or distribution may be declared or paid on any share of Class B common stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class A common stock, without preference or priority of any kind.

Other Rights

Holders of our Class A common stock or Class B common stock will not have any preemptive, cumulative voting, subscription, redemption or sinking fund rights.

Assessment

All shares of Class A common stock and Class B common stock to be outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

Following this offering, our board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of shares of any series of preferred stock outstanding from time to time. Our charter authorizes the board of directors or a duly authorized committee of the board from time to time and without further stockholder action to adopt a resolution or resolutions providing for the issuance of authorized but unissued shares of preferred stock in one or more series and in such amounts as may be determined by the board of directors or such committee. The powers, designation, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations and restrictions of shares of the series, if any, will be as set forth in such resolution or resolutions. The power of the board of directors or a committee to fix the terms of any such series of preferred stock will include, without limitation, the power to determine the following:

•	the designation of the series;

•	the number of shares of the series;

•	the amounts or rates at which dividends will be payable on, and the preferences, if any, of, shares of the series in respect of dividends, and whether such dividends, if any, will be cumulative or noncumulative;

•	the dates on which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

•	the amounts payable on, and the preferences, if any, of, shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•	whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation or other person, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or any other class or series;

•	the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

•	any other powers, preferences and relative, participating, optional or other special rights of shares of the series, and any qualifications, limitations or restrictions of shares of the series, all as may be determined from time to time by the board of directors or a board committee and stated in the resolution or resolutions providing for the issuance of the series.

The rights and privileges of holders of our common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock which the board of directors may designate and we may issue from time to time. Among other actions, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and otherwise could discourage any attempt to effectuate a change in control of our company, even if such a transaction would be beneficial to the interests of our stockholders.

Corporate Opportunity Charter Provisions

To address potential conflicts of interest between us and the Denali Entities with respect to corporate opportunities that otherwise are permitted to be undertaken by us, our charter contains provisions regulating and defining the conduct of our affairs as they may involve the Denali Entities and their officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with the Denali Entities. These provisions relate not only to corporate opportunities affecting our company, but also affecting any person of which our company is the direct or indirect beneficial owner of 20% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests, or any other person directly or indirectly controlled by our company, all of which are referred to as “we” and “us” for purposes of this description. In general, our charter provisions recognize that we and the Denali Entities may engage in the same or similar business activities and lines of business, may have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including as a result of service by officers and directors of Dell Inc. and Denali on our board of directors and in transactions conducted pursuant to the agreements described under “Certain Relationships and Related Transactions—Operating and Other Agreements between Dell or Denali and Us.”

Under our charter, a “corporate opportunity” generally is a potential transaction or business opportunity that we are financially able, contractually permitted or legally able to undertake, or that is, from its nature, in our line of business, is of practical advantage to us or is one in which we have an interest or reasonable expectancy.

Our charter states that, except as otherwise agreed in writing between us and Denali, the Denali Entities will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as those in which we are engaged;

•	doing business with any of our clients or vendors; or

•	employing or otherwise engaging, or soliciting for such purpose, any of our officers, directors or employees.

Our charter provides that if any Denali Entity is offered, or acquires knowledge of, a potential transaction or business opportunity that is or may be a corporate opportunity for us, we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such potential transaction or business opportunity or being offered an opportunity to participate in it, and waive any claim that such a potential transaction or corporate opportunity constituted a corporate opportunity that should have been presented to us. In any such case, each Denali Entity will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as our direct or indirect stockholder by reason of the fact that any one or more of the Denali Entities pursues or acquires such potential transaction or business opportunity for itself, directs such potential transaction or business opportunity to another person, or otherwise does not communicate information regarding such potential transaction or business opportunity to us.

If one of our directors or officers who is also a director or officer of a Denali Entity, referred to as a Denali official, is offered, or acquires knowledge of, a potential transaction or business opportunity that is or may be a corporate opportunity for us, our charter provides that:

•	we will, to the fullest extent permitted by law, renounce any interest or expectancy in such potential transaction or business opportunity or being offered an opportunity to participate in it, and will waive any claim that such potential transaction or business opportunity constituted a corporate opportunity that should have been presented to us; and

•	such officer or director will have no duty to communicate or present such potential transaction or business opportunity to us and will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as our officer or director, including, without limitation, by reason of the fact that any one or more of the Denali Entities pursues or acquires such potential transaction or business opportunity for itself, directs such potential transaction or business opportunity to another person or entity, or otherwise does not communicate information regarding such potential transaction or business opportunity to us.

Notwithstanding the foregoing provisions, our charter provides that we will not renounce any interest or expectancy we may have in any corporate opportunity that is expressly offered to any of our officers or directors in writing solely in such individual’s capacity as an officer or director.

The corporate opportunity provisions in our charter will continue in effect until the Denali Entities collectively cease to own beneficially at least 20% in voting power of the then-outstanding shares of all classes and series of our capital stock entitled generally to vote on the election of the directors, or any class thereof, at any annual or special meeting of our stockholders.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our charter related to corporate opportunities that are described above.

Exclusive Forum Charter Provision

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the actions described below, unless the Court of Chancery determines that it does not have personal jurisdiction over the indispensable parties named as defendants in such an action (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination):

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL, our charter or our bylaws;

•	any action to interpret, apply, enforce or determine the validity of our charter or our bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine.

Our charter further provides that any person purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions described above.

Anti-Takeover Effects of Provisions of Certificate of Incorporation and Bylaws

Our charter and bylaws contain provisions that could have the effect of delaying or deferring a change in control of our company. The charter and bylaw provisions, among other matters:

•	provide that our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share, enabling Denali, as the beneficial owner of all outstanding shares of our Class B common stock upon the completion of this offering, to control the outcome of all matters submitted to a vote of our stockholders, including the election of directors;

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 15 directors, subject to the rights of the holders of any outstanding series of preferred stock, and provide that the authorized number of directors at any time will be fixed exclusively by a resolution adopted by the affirmative vote of the authorized number of directors (without regard to vacancies);

•	provide that any newly-created directorship and any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	provide that a special meeting of stockholders may be called only by our chairman of the board, a majority of the directors then in office or Denali, so long as Denali Entities beneficially own at least a majority in voting power of the outstanding shares of Class A common stock and Class B common stock;

•	establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting;

•	except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, prohibit our stockholders from taking action by written consent in lieu of a meeting of stockholders with respect to any action that is required or permitted to be taken by our stockholders at any annual or special meeting of stockholders, unless our board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent, or unless Denali Entities beneficially own shares of common stock representing at least a majority in voting power that would be entitled to be cast on such action; and

•	as described above, provide authority for the board of directors without stockholder approval to provide for the issuance of up to shares of preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following transactions, subject to specified exceptions:

•	any merger or consolidation of the corporation or any majority-owned subsidiary of the corporation with the interested stockholder or, in specified circumstances, any other entity if the merger or consolidation is caused by the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition involving the interested stockholder of assets of the corporation or any majority-owned subsidiary of the corporation which have an aggregate market value equal to 10% or more of either (1) the consolidated assets of the corporation or (2) the aggregate market value of all outstanding stock of the corporation;

•	any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any such subsidiary owned by the interested stockholder; or

•	any receipt by the interested stockholder of any direct or indirect benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person, subject to specified exceptions.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt with respect to our company that our board of directors does not approve even if some of our stockholders would support such a takeover attempt.

Awards Under 2015 Long-Term Incentive Plan

Our 2015 long-term incentive plan authorizes a total of             shares of Class A common stock for issuance under the plan and permits the grant of awards convertible into, exercisable for or otherwise representing the right to acquire such shares, including, among others, options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and performance shares.

Limitation of Liability and Indemnification Matters

For information about limitation of liability and indemnification provisions of our charter, see “Executive Compensation—Indemnification of Directors and Officers and Limitation of Liability.”

Transfer Agent and Registrar

We expect to appoint              to act as the transfer agent and registrar for our Class A common stock.

Listing of Common Stock

We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the trading symbol “SCWX.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately before the completion of this offering, we will have outstanding no shares of our Class A common stock and             shares of our Class B common stock, all of which will be owned beneficially by Denali and its direct and indirect wholly-owned subsidiaries.

Before this offering, there was no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of substantial amounts of shares of our Class A common stock in the public market after this offering, or the possibility that those sales may occur, could adversely affect the market price for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time, or impair our ability to raise equity capital or use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Upon the completion of this offering, we will have outstanding             shares of our Class A common stock and             shares of our Class B common stock (or             shares of our Class A common stock and             shares of our Class B common stock assuming full exercise of the underwriters’ over-allotment option). Of these shares, the             shares of Class A common stock to be sold in this offering (or             shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our affiliates may sell their shares of Class A common stock in the public market in compliance with the restrictions of Rule 144 described below. All outstanding             shares of our Class B common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. The restricted securities will be eligible for public sale only if they are registered under the Securities Act in accordance with the registration rights referred to below or otherwise, or if they qualify for an exemption from registration, including the exemption afforded by Rule 144.

Lock-Up Agreements

We, our directors, our executive officers and the holders of all of our common stock and other equity securities, including Denali, have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The lock-up agreements are subject to specified exceptions as described under “Underwriters.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least 90 days, a person who has beneficially owned shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, and is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale is entitled to sell, upon expiration of the lock-up agreements described above, such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. Such a person who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without limitation.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering (or shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our Class A common stock on the NASDAQ Global Select Market during the four calendar weeks before a notice of the sale is filed on Form 144 with respect to that sale.

Sales by our affiliates or persons selling shares on behalf of our affiliates under Rule 144 also are subject to manner of sale and notice provisions and to the availability of public information about us.

Stock Plan Awards

Upon the completion of this offering, we intend to file a registration statement with the SEC covering the offer and sale of shares of our Class A common stock issuable under our 2015 long-term incentive plan. Once we register those shares, shares issued under the plan will be freely tradable, subject to any vesting or other restrictions imposed by the terms of awards, the manner of sale, volume limitation and notice provisions and other requirements of Rule 144 that will apply to our officers, directors and other affiliates, and the lock-up agreements described above.

Registration Rights

Before the completion of this offering, we will enter into a registration rights agreement with Dell Marketing in which we will grant Dell Marketing and its affiliates and their respective permitted transferees specified demand and piggyback registration rights with respect to the shares of our Class A common stock held by them from time to time (including pursuant to the conversion of shares of Class B common stock into shares of Class A common stock). Immediately after the completion of this offering, approximately             shares of Class A common stock (assuming conversion of all outstanding shares of Class B common stock) will be entitled to such registration rights, which will constitute approximately     % of our outstanding shares, or approximately              shares, constituting approximately     % of our outstanding shares, if the underwriters exercise their over-allotment option in full. We refer to             and their transferees as the “eligible stockholders.” After the completion of this offering, subject to the lock-up agreements described above, the eligible stockholders will have the right to require us from time to time to use our commercially reasonable efforts to effect an unlimited number of registrations of the shares of our Class A common stock held by them. In addition, if we propose to register any of our equity securities for public sale, except in specified circumstances, we will be required to give the eligible stockholders the right to include shares of our Class A common stock in the registration. The registration rights will be subject to customary notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our Class A common stock purchased pursuant to this offering by a beneficial owner that is a “non-U.S. holder.” As used in this summary, a non-U.S. holder means a beneficial owner of our Class A common stock that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation), an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation) or any of the following:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) which is subject to primary supervision by a court situated within the United States and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary, and proposed Treasury regulations promulgated under the Code, judicial opinions, and administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. Changes to any of these authorities after the date of this prospectus may affect the tax consequences described in this summary, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of acquiring, owning or disposing of our Class A common stock could differ from those described below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the IRS will agree with those statements and conclusions. This discussion assumes that the non-U.S. holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This summary does not address all aspects of U.S. federal income taxation and does not address any estate or gift tax issues or any tax consequences arising under any tax law other than U.S. federal income tax law or under the laws of any state, local or foreign jurisdiction. Special rules different from those described below may be relevant to non-U.S. holders in light of their particular circumstances, such as non-U.S. holders subject to special tax treatment under U.S. federal tax laws (including pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions and insurance companies, tax-exempt organizations, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, and former citizens or residents of the United States). Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal and other tax consequences that may be relevant to them. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder of our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the partnership’s activities. A holder that is a partnership, and partners in such a partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of shares of our Class A common stock.

THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR CLASS A COMMON STOCK, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES IN LIGHT OF YOUR OWN PARTICULAR TAX SITUATION AND ANY APPLICABLE TAX TREATY.

Distributions

As discussed under “Dividend Policy” in this prospectus, we do not currently expect to pay dividends on our Class A common stock. If we do make distributions on our Class A common stock, such distributions paid to a non-U.S. holder generally will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment to the extent of the non-U.S. holder’s adjusted tax basis in our Class A common stock, and any remaining excess will be treated as capital gain from the disposition of our Class A common stock. See “—Gain on Disposition of Common Stock” below for additional information.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends generally will be required to submit a completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to us or our paying agent and certify, under penalty of perjury, that the holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by the treaty. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. In the case of a non-U.S. holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the non-U.S. holder should contact its tax advisor regarding the possibility of obtaining a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

The withholding tax generally does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI to us (or if stock is held through a financial institution or other agent, to such agent), certifying that dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates as if the non-U.S. person were a U.S. resident. A corporate non-U.S. holder also may be subject to an additional “branch profits tax,” which is imposed at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty) on that portion of the holder’s earnings and profits that is effectively connected with its U.S. trade or business. Non-U.S. holders should consult their tax advisors regarding whether an applicable income tax treaty provides for a different result with respect to effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on the gain realized on a sale or other disposition of Class A common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements; or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for the Class A common stock.

Gain recognized on the sale or other disposition of Class A common stock and effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the non-U.S. holder), is subject to graduated U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, as defined under the Code. Under certain circumstances, any such effectively connected gain from the sale or disposition of Class A common stock received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a flat 30% tax imposed on the gain derived from the sale or other disposition of our Class A common stock, which may be offset by certain U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. We believe that we currently are not a USRPHC. In addition, based on the financial statements included in this prospectus and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

If we become a USRPHC, a non-U.S. holder nevertheless will not be subject to U.S. federal income tax if our Class A common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the non-U.S. holder holds no more than 5% of our outstanding Class A common stock, directly, indirectly or constructively, at all times within the shorter of the five-year period preceding the disposition or the holder’s holding period. We intend to apply for our Class A common stock to be approved for listing on the NASDAQ Global Select Market and we expect that our Class A common stock may be regularly traded on an established securities market in the United States as long as it is so listed.

Information Reporting and Backup Withholding

We (or the applicable withholding agent) must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and some other types of payments to U.S. persons (currently at a rate of 28%). Dividends paid to a non-U.S. holder generally will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN or W-8BEN-E) is provided and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or if the holder is a corporation or one of several types of entities and organizations that qualify for an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any U.S. or foreign broker, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. holder status, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements, however, may apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. A holder subject to backup withholding should contact the holder’s tax advisor regarding the possibility of obtaining a refund or a tax credit and any associated requirements to provide information to the IRS or other relevant tax authority.

Legislation Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

Legislation commonly known as the Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and other specified non-U.S. entities unless due diligence, reporting, withholding and certification requirements are satisfied.

The Treasury Department and the IRS have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock if paid to a foreign entity unless:

•	the foreign entity is a “foreign financial institution” that undertakes specified due diligence, reporting, withholding and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement;

•	the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors; or

•	the foreign entity otherwise is exempted under FATCA.

An intergovernmental agreement between the United States and an applicable non-U.S. government may modify these rules. Withholding is required with respect to dividends on our Class A common stock and for dispositions that occur on or after January 1, 2017, with respect to gross proceeds from a sale or other disposition of our Class A common stock.

If withholding is imposed under FATCA on a payment related to our Class A common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the IRS by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to             additional shares of our Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us

Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         . We have agreed to reimburse the underwriters for up to $         of expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

We intend to apply to have our Class A common stock approved for listing on the NASDAQ Global Select Market under the trading symbol “SCWX.”

We, our directors, our executive officers and the holders of all of our common stock and other equity securities, including Denali, have agreed that without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Notwithstanding the above, the representatives have agreed in the underwriting agreement that the lock-up agreement applicable to us does not apply to:

•	the shares of our common stock to be sold by us in this offering;

•	the issuance by us of shares of Class A common stock upon the exercise of a stock option or the vesting of a restricted stock unit or other award granted pursuant to any employee benefit plan described in this prospectus;

•	the grant of stock options, restricted stock units, shares of Class A common stock or other awards pursuant to any employee benefit plan described in this prospectus;

•	the reclassification of our outstanding common stock into, and issuance of, our Class B common stock in connection with our reincorporation from Georgia to Delaware;

•

the issuance by us of any shares of common stock or other securities sold or issued, or the entry into an agreement to sell or issue shares of common stock or other securities, in connection with an acquisition by any of our subsidiaries or us of the securities, business, property, products, technologies or other assets of another person or entity (including pursuant to any employee benefit plan we or any of our subsidiaries assume in connection with any such acquisition) or in connection with any joint venture, commercial relationship or other strategic transaction, so long as the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to this provision does not exceed a specified percentage of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering, and so long as, before any such grant or issuance, we cause each such recipient of such securities to execute and deliver a lock-up agreement to the representatives;

•	the issuance by us of shares of Class A common stock upon the conversion of any security outstanding on the date of the underwriting agreement and described in this prospectus or of which the underwriters have been advised in writing so long as, before any such grant or issuance, we cause each such recipient of such securities to execute and deliver a lock-up agreement to the representatives; or

•	the filing by us of registration statements on Form S-8 in respect of our employee benefit plans described in this prospectus.

In addition, notwithstanding the lock-up agreements applicable to our directors, executive officers and the holders of all of our common stock and other equity securities, including Denali, each a lock-up party, the representatives have agreed that such lock-up agreements do not apply to:

•	transactions relating to securities acquired in open market transactions after the completion of this offering so long as no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of the lock-up party’s securities (1) as a bona fide gift, (2) to any beneficiary of the lock-up party pursuant to a will or other testamentary document or applicable laws of descent, (3) if the lock-up party is a corporation, partnership or other business entity, (x) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the lock-up party or (y) as part of a disposition, transfer or distribution by the lock-up party to its equity holders, limited partners or members or (4) to an immediate family member of the lock-up party or to any trust, partnership or limited liability company for the direct or indirect benefit of the lock-up party or one or more immediate family members in a transaction not involving a disposition for value, so long as, in each case, (A) each donee, distributee or transferee signs and delivers a lock-up agreement and (B) no filing by any party (including any donee, donor, distributor, distributee, transferor or transferee) under the Exchange Act or other public announcement will be required or will be voluntarily made in connection with such transfer during the restricted period;

•	the conversion of any of our convertible securities described in this prospectus into shares of Class A common stock, so long as such shares of Class A common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement;

•	the exercise for cash of stock options granted under any stock-based employee benefit plan described in this prospectus (excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), so long as the underlying shares of common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement;

•	the receipt by the lock-up party from us of shares of common stock and the disposition by the lock-up party of securities to us upon the exercise of stock options on a “cashless” or “net exercise” basis (excluding, for the avoidance of doubt, all manners of exercise that would involve a sale in the open market of any securities relating to such options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), so long as (1) the underlying shares of common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement and (2) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such transfer;

•	the disposition of the lock-up party’s securities to us solely to cover tax withholding obligations of the lock-up party in connection with (1) the vesting of restricted stock units or other awards granted under a benefit plan or (2) the exercise of stock options, so long as (a) the underlying shares of common stock continue to be subject to the restrictions set forth in the lock-up agreement and (b) if the lock-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period reporting a reduction in beneficial ownership of shares of common stock or other securities related to such disposition of the lock-up party’s securities to us by the lock-up party solely to satisfy tax withholding obligations, the lock-up party will include a statement in such report to the effect that the filing relates to the satisfaction of tax withholding obligations of the lock-up party in connection with such vesting or exercise;

•	transfers of the lock-up party’s securities that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, so long as (1) with respect to any transfer in connection with a divorce settlement, each transferee executes and delivers to the representatives a lock-up agreement substantially in the form of the lock-up agreement and (2) if the lock-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period reporting a reduction in beneficial ownership of shares of common stock or other securities, the lock-up party includes a statement in such report to the effect that such transfer occurred pursuant to such a domestic order or in connection with a divorce settlement;

•	transfers of the lock-up party’s securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock that is expected to involve a change of control of us (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender or otherwise dispose of common stock or such other securities in connection with any such transaction, or vote any securities in favor of any such transaction) that has been approved by our board of directors, so long as, if the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the lock-up party remains subject to the restrictions contained in the lock-up agreement;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, so long as (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing includes a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•	solely with respect to Denali and Dell Marketing, any sale, transfer or other disposition, directly or indirectly, of any shares of our common stock upon foreclosure or other enforcement of the pledges of their shares of our common stock to secure Dell’s indebtedness to financial institutions that are lenders to Dell or holders of Dell’s debt securities, so long as Denali, Dell Marketing or we provide the representatives prior written notice of such foreclosure or other enforcement and any public filing, report or announcement made by or on behalf of Denali, Dell Marketing or us with respect thereto.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters also may sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or slow a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to our own.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Dell and its affiliates, including us, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for Dell, us and such affiliates in the ordinary course of their business, for which they received and may continue to receive customary fees and expenses. For example, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lead arranger, joint bookrunner, administrative agent and lender under one of Dell’s credit facilities entered into in connection with Dell’s going-private transaction and the administrative and collateral agent, lead arranger, joint bookrunner and lender under another such credit facility. An affiliate of Morgan Stanley & Co. LLC is also a lender and co-documentation agent under one of these credit facilities.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our or Dell’s securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arm’s length transactions on market competitive terms.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), no offer of any shares of our Class A common stock may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

The shares of our Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our shares of Class A common stock may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of our Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of our Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by our counsel, Hogan Lovells US LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The combined statements of operations and comprehensive loss, of parent company equity and of cash flows for the period from February 2, 2013 through October 28, 2013 and for the fiscal year ended February 1, 2013 (Predecessor), and the combined statements of financial position as of January 30, 2015 and January 31, 2014 and the related combined statements of operations and comprehensive loss, of parent company equity and of cash flows for the fiscal year ended January 30, 2015 and the period from October 29, 2013 through January 31, 2014 (Successor) and the accompanying financial statement schedule included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and Internet website of the SEC referred to above. We also maintain a website at www.secureworks.com, at which you will be able to access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information appearing on, or that can be accessed through, our website is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholder of SecureWorks Holding Corporation

In our opinion, the accompanying combined statements of financial position as of January 30, 2015 and January 31, 2014 and the related combined statements of operations and comprehensive loss, of parent company equity and of cash flows for the fiscal year ended January 30, 2015 and the period from October 29, 2013 through January 31, 2014 present fairly, in all material respects, the financial position of SecureWorks Holding Corporation (Successor) at January 30, 2015 and January 31, 2014, and the results of operations and cash flows for the fiscal year ended January 30, 2015 and the period from October 29, 2013 through January 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 9, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholder of SecureWorks Holding Corporation

In our opinion, the accompanying combined statements of operations and comprehensive loss, of parent company equity and of cash flows for the period from February 2, 2013 through October 28, 2013 and for the fiscal year ended February 1, 2013 present fairly, in all material respects, the results of operations and cash flows of SecureWorks Holding Corporation (Predecessor) for the period from February 2, 2013 through October 28, 2013 and for the fiscal year ended February 1, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 9, 2015

SECUREWORKS HOLDING CORPORATION

COMBINED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	Successor
	January 30, 2015	January 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$6,669	$2,426
Accounts receivable, net	70,907	47,160
Inventories, net	2,370	980
Other current assets	43,940	29,920

Total current assets	123,886	80,486
Property and equipment, net	26,247	28,320
Goodwill	406,543	406,543
Purchased intangible assets, net	317,958	347,767
Other non-current assets	3,797	2,357

Total assets	$878,431	$865,473

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$19,815	$14,245
Accrued and other	16,064	21,061
Short-term deferred revenue	82,188	47,954

Total current liabilities	118,067	83,260
Long-term deferred revenue	11,040	10,999
Other non-current liabilities	127,284	136,466

Total liabilities	256,391	230,725

Commitments and contingencies (Note 5)
Parent company equity:
Net parent investment	622,065	634,897
Accumulated other comprehensive loss	(25)	(149)

Total parent company equity	622,040	634,748

Total liabilities and parent company equity	$878,431	$865,473

The accompanying notes are an integral part of these combined financial statements.

SECUREWORKS HOLDING CORPORATION

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
Net revenue	$262,130	$54,350	$151,480	$172,803
Cost of revenue	144,846	30,799	82,408	93,356

Gross margin	117,284	23,551	69,072	79,447

Selling, general, and administrative	146,324	34,480	99,398	118,739
Research and development	32,053	6,787	20,206	22,867

Total operating expenses	178,377	41,267	119,604	141,606

Operating loss	(61,093)	(17,716)	(50,532)	(62,159)
Interest and other, net	(142)	(85)	(90)	(188)

Loss before income taxes	(61,235)	(17,801)	(50,622)	(62,347)
Income tax benefit	(22,745)	(6,026)	(17,882)	(20,800)

Net loss	$(38,490)	$(11,775)	$(32,740)	$(41,547)

The accompanying notes are an integral part of these combined financial statements.

SECUREWORKS HOLDING CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
Net loss	$(38,490)	$(11,775)	$(32,740)	$(41,547)
Foreign currency translation adjustments, net of zero tax	124	(149)	(109)	14

Comprehensive loss	$(38,366)	$(11,924)	$(32,849)	$(41,533)

The accompanying notes are an integral part of these combined financial statements.

SECUREWORKS HOLDING CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
Cash flows from operating activities:
Net loss	$(38,490)	$(11,775)	$(32,740)	$(41,547)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	41,425	10,157	26,870	31,840
Stock-based compensation expense	785	805	3,526	5,901
Effects of exchange rate changes on monetary assets and liabilities denominated in foreign currencies	137	75	209	166
Income tax benefit	(22,745)	(6,026)	(17,882)	(20,800)
Other non-cash impacts	7,202	1,873	3,245	3,571
Provision for doubtful accounts	768	593	248	1,860
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(24,527)	(10,145)	404	(13,658)
Inventories	(1,389)	526	1,253	(1,656)
Other assets	(3,856)	(1,410)	(1,189)	(5,800)
Accounts payable	5,570	4,185	(8,375)	7,243
Deferred revenue	34,275	14,265	6,947	4,760
Accrued and other liabilities	3,077	(1,644)	7,396	30,280

Net cash provided by (used in) operating activities	2,232	1,479	(10,088)	2,160

Cash flows from investing activities:
Capital expenditures	(9,542)	(2,957)	(3,244)	(20,825)

Net cash used in investing activities	(9,542)	(2,957)	(3,244)	(20,825)

Cash flows from financing activities:
Net transfers from parent	11,553	3,018	8,153	18,117

Net cash provided by financing activities	11,553	3,018	8,153	18,117

Net increase (decrease) in cash and cash equivalents	4,243	1,540	(5,179)	(548)
Cash and cash equivalents at beginning of the period	2,426	886	6,065	6,613

Cash and cash equivalents at end of the period	$6,669	$2,426	$886	$6,065

The accompanying notes are an integral part of these combined financial statements.

SECUREWORKS HOLDING CORPORATION

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

(in thousands)

	Net Parent Investment	Accumulated Other Comprehensive Income/(Loss)	Total Parent Company Equity
Predecessor
Balance at February 3, 2012	$544,786	$80	$544,866
Net loss	(41,547)	—	(41,547)
Other comprehensive income	—	14	14
Net transfers from parent	42,203	—	42,203
Stock-based compensation	5,901	—	5,901

Balance at February 1, 2013	551,343	94	551,437
Net loss	(32,740)	—	(32,740)
Other comprehensive loss	—	(109)	(109)
Net transfers from parent	5,369	—	5,369
Stock-based compensation	3,526	—	3,526

Balance at October 28, 2013	$527,498	$(15)	$527,483

Successor
Balance at October 29, 2013	—	—	—
Capitalization under new basis	641,857	—	641,857
Net loss	(11,775)	—	(11,775)
Other comprehensive loss	—	(149)	(149)
Net transfers from parent	4,232	—	4,232
Stock-based compensation related	583	—	583

Balance at January 31, 2014	634,897	(149)	634,748
Net loss	(38,490)	—	(38,490)
Other comprehensive income	—	124	124
Net transfers from parent	24,873	—	24,873
Stock-based compensation	785	—	785

Balance at January 30, 2015	$622,065	$(25)	$622,040

The accompanying notes are an integral part of these combined financial statements.

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

SecureWorks Holding Corporation (individually and collectively with its consolidated subsidiary, “SecureWorks” or the “Company”) is a leading global provider of intelligence-driven information security services, exclusively focused on protecting its clients from cyber attacks. The Company’s solution enables organizations of varying sizes and complexities to fortify their cyber defenses to prevent security breaches, detect malicious activity in real-time, prioritize and respond rapidly to security breaches and predict emerging threats.

SecureWorks offers a variety of services to its clients as part of its overall information security solution. Through its managed security services, which are sold on a subscription basis, SecureWorks provides global visibility and insight into malicious activity that enables its clients to detect and effectively remediate threats quickly. Threat intelligence services, which are typically deployed along with the Company’s managed security services, deliver early warnings of vulnerabilities and threats along with actionable information to help prevent financial or reputational losses, regulatory violations or other damage. In addition to these services, SecureWorks also offers a variety of professional services, which include security and risk consulting services and incident response services. Through its security and risk consulting services, the Company advises clients on a broad range of security and risk-related matters. Incident response services, which are typically deployed as part of the Company’s security and risk consulting services, minimize the impact and duration of security breaches through proactive client preparation, rapid containment, and thorough event analysis followed by effective remediation.

The Company has one primary business activity, to provide clients with intelligence-driven information security services. The Company’s chief operating decision maker, who is the President and Chief Executive Officer, makes operating decisions, assesses performance, and allocates resources on a consolidated basis. Accordingly, SecureWorks operates its business as a single reportable segment.

The predecessor company of SecureWorks was originally formed as a limited liability company in Georgia in March 1999, and SecureWorks was incorporated in Georgia in September 2006. The Company is a holding company and conducts its operations through its wholly-owned subsidiary. On February 8, 2011, the Company was acquired by Dell Inc. (individually and collectively with its consolidated subsidiaries, “Dell” or “Parent”). On October 29, 2013, Dell was acquired by Denali Holding Inc. (“Denali”), a parent holding corporation owned by Michael S. Dell, his related family trust, investment funds affiliated with Silver Lake Partners (a private equity firm), investment funds affiliated with MSDC Management L.P., an investment manager related to MSD capital (a firm founded for the purpose of managing investment of Mr. Dell and his family) members of Dell’s management and other investors. As a result, the Company is currently an indirect wholly-owned subsidiary of Dell and Dell’s ultimate parent company, Denali.

Basis of Presentation

The Company’s historical combined financial statements have been prepared on a stand-alone basis in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are derived from the accounting records of Dell and the Company, whereby certain transactions are outside SecureWorks Holding Corporation. These financial statements include transactions with Dell, as well as direct costs and allocations for indirect costs attributable to the operations of SecureWorks. The results are not necessarily indicative of the Company’s future performance and do not reflect what the Company’s financial performance would have been had it been a stand-alone public company during the periods presented.

Assets and liabilities that are specifically identifiable or otherwise attributable to the Company, such as intangible assets, are included in the Combined Statements of Financial Position, presented above. Debt, and related interest expense, held by Dell, has not been allocated to SecureWorks for any of the periods presented as

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

these borrowings were not directly attributable to the Company’s operations. Cash transfers between the Company and Dell have been included in these combined financial statements as a component of permanent equity, as such amounts do not require repayment. The total net effect of these transfers is reflected in the Combined Statements of Financial Position and in the Combined Statements of Parent Company Equity as net parent investment and in the Combined Statements of Cash Flows as a financing activity.

For the periods presented, Dell has provided various corporate services to the Company in the ordinary course of business, including finance, tax, human resources, legal, IT, procurement and facilities-related services. Dell also has provided the Company with the services of a number of its executives and employees. The costs of such services have been allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. For more information on the allocated costs and related party transactions, see “Note 9—Related Party Transactions.”

During the periods presented in the combined financial statements, SecureWorks did not file separate federal tax returns, as the Company was generally included in the tax grouping of other Dell entities within the respective entity’s tax jurisdiction. The income tax benefit has been calculated using the separate return method modified to apply the benefits-for-loss approach. Under the benefits-for-loss approach, net operating losses or other tax attributes are characterized as realized by SecureWorks when those attributes are utilized by other members of the Dell consolidated group. See “Note 6—Income and Other Taxes” for more information, including unaudited proforma information on a separate return basis.

Dell’s Going-Private Transaction

As discussed above, on October 29, 2013, Dell was acquired by Denali in a merger transaction, which is referred to as Dell’s going-private transaction. For the purposes of the accompanying financial statements, the Company elected to utilize pushdown accounting for this transaction. Accordingly, periods prior to October 29, 2013 reflect the financial position, results of operations, and changes in financial position of SecureWorks prior to the merger, referred to as the predecessor period (with the entity during such period referred to as the predecessor entity), and the period beginning on October 29, 2013 reflects the financial position, results of operations and changes in the financial position of SecureWorks subsequent to the merger, referred to as the successor period (with the entity during such period referred to as the successor entity). As a result of the going-private transaction and application of pushdown accounting, the predecessor and successor financial statements are not comparable. Given the proximity of the October 29, 2013 transaction closing date to the last day of the Company’s fiscal quarter ended November 1, 2013, the Company has presented the operating results for the period beginning on October 29, 2013 and ended November 1, 2013 in the predecessor period, as the amounts reflected in such results of operations are not material.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year — The Company’s fiscal year is the 52 or 53 week period ending on the Friday closest to January 31. The Company refers to the fiscal years ended January 30, 2015, January 31, 2014 and February 1, 2013, as fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Each of these fiscal years included 52 weeks.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

available. In the Combined Statements of Operations estimates are used when accounting for revenue arrangements, determining cost of revenue, allocating cost in the form of depreciation and amortization and estimating the impact of contingencies. On the Combined Statements of Financial Position, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, inventories, fixed assets, goodwill and other identifiable intangible assets, and estimates are used in determining the reported amounts of liabilities, such as taxes payable and the impact of contingencies, all of which also impact the Combined Statements of Operations. Actual results could differ from these estimates.

Cash and Cash Equivalents — As of January 30, 2015 and January 31, 2014, cash and cash equivalents is comprised of cash held in bank accounts.

Accounts Receivable — Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. Accounts receivable are charged against the allowance for doubtful accounts when deemed uncollectable. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. As of January 30, 2015 and January 31, 2014, the allowance for doubtful accounts was $1.1 million and $0.5 million, respectively.

Unbilled accounts receivable, included in accounts receivable, totaling $7.2 million and $4.0 million as of January 30, 2015 and January 31, 2014, respectively, relate to work that has been performed, though invoicing has not yet occurred. All of the unbilled receivables are expected to be billed and collected within the upcoming period.

Fair Value Measurements — The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, approximate their respective fair values due to their short-term nature.

Inventories — Inventories consist of finished goods, which include hardware devices such as servers, log retention devices and appliances that are sold in connection with the Company’s multiple element service offerings. Inventories are stated at lower of cost or market with cost being determined on a first-in, first-out (FIFO) basis.

Prepaid Maintenance and Support Agreements — Prepaid maintenance and support agreements represent amounts paid to third-party service providers for maintenance, support and software license agreements in connection with the Company’s obligations to provide maintenance and support services. The prepaid maintenance and support agreement balance is amortized on a straight-line basis over the contract term and is primarily recognized as a component of cost of revenue. Amounts that are expected to be amortized within one year are recorded in other current assets and the remaining balance is recorded in other non-current assets.

Property and Equipment — Property and equipment are carried at depreciated cost. Depreciation is calculated using the straight-line method over the estimated economic lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of five years or the lease term. For the successor periods ended January 30, 2015 and January 31, 2014, depreciation expense was $11.6 million and $2.7 million, respectively, and for the predecessor periods ended October 28, 2013 and February 1, 2013, depreciation expense was $8.1 million and $8.9 million, respectively. Gains or losses related to retirements or disposition of fixed assets are recognized in the period incurred.

Intangible Assets Including Goodwill — Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are reviewed for triggering

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

events on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the third fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill and indefinite-lived intangible assets are impaired, the Company first assesses certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the quantitative analysis of the goodwill impairment test. SecureWorks has determined that the Company has a single goodwill reporting unit, and accordingly, for the quantitative analysis, SecureWorks compares the fair value of this goodwill reporting unit to its carrying values.

Foreign Currency Translation — During the periods presented, SecureWorks primarily operated in the United States. For the majority of the Company’s international businesses, the Company has determined that the functional currency of those subsidiaries is the local currency. Accordingly, assets and liabilities for these entities are translated at current rates of exchange in effect at the balance sheet date. Revenue and expenses from these international subsidiaries are translated using the monthly average exchange rates in effect for the period in which the items occur. Foreign currency translation adjustments are included as a component of accumulated other comprehensive loss, while foreign currency transaction gains and losses are recognized in the Combined Statements of Operations within interest and other, net. These transaction losses totaled $137 thousand and $75 thousand in the successor periods ended January 30, 2015 and January 31, 2014, respectively, and $209 thousand and $166 thousand in the predecessor periods ended October 28, 2013 and February 1, 2013, respectively.

Net Parent Investment — Net parent investment on the Combined Statements of Financial Position represents Dell’s historical investment in the Company, the Company’s accumulated net earnings after taxes and the net effect of the transactions with Dell.

Revenue Recognition — SecureWorks derives revenue primarily from two sources: (1) subscription revenue related to managed security services and threat intelligence services; and (2) professional services, including security and risk consulting services and incident response services.

Revenue is considered realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to its customer is fixed and determinable and collection of the resulting receivable is reasonably assured.

Multiple Element Arrangements

Professional services contracts are typically sold separately from subscription services. For subscription offerings, revenue arrangements typically include subscription security services, hardware that is essential to the delivery of the service, and maintenance agreements. The nature and terms of these multiple deliverable arrangements will vary based on the customized needs of clients. A multiple-element arrangement is separated into more than one unit of accounting if both of the following criteria are met:

•	The item has value to the client on a stand-alone basis; and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control.

If these criteria are not met, the arrangement is accounted for as a single unit of accounting, which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element, consideration is allocated to the deliverables based on its relative selling price.

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Subscription Services

Subscription services arrangements typically include security services, the associated hardware appliance, up-front installation fees and maintenance agreements which are all typically deferred and recognized over the life of the related agreement. The hardware appliance contains software components that do not provide customers with the right to take possession of software licenses supporting the services. Therefore, software is considered essential to the functionality of the associated hardware, and accordingly, is excluded from the accounting guidance that is specific to the software industry. The Company has determined that the hardware appliance included in the subscription services arrangements does not have stand-alone value to the customer and is required to access the Company’s Counter Threat Platform. The related maintenance agreements support the associated hardware and similarly do not have stand-alone value to the customer. Therefore, SecureWorks recognizes revenue for these arrangements as a single unit of accounting. The revenue and any related costs for these deliverables is recognized ratably over the contract term, beginning on the date service is made available to clients. Amounts that have been invoiced, but for which the above revenue recognition criteria have not been met, are included in deferred revenue.

The Company has determined that it is the primary obligor in any arrangements that include third-party hardware sold in connection with services offerings, and accordingly, the Company recognizes this revenue on a gross basis.

Professional Services

Professional services consist primarily of fixed-fee and retainer based contracts. Revenue from these engagements is recognized under the proportional performance method of accounting. Revenue from time and materials-based contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrently with specific revenue-producing transactions.

Deferred Revenue — Deferred revenue represents amounts billed to customers or payments received from customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized as revenue within one year is recorded as short-term deferred revenue and the remaining portion is recorded as long-term deferred revenue.

Cost of Revenue — Cost of revenue consists primarily of personnel expenses, including salaries, benefits, and performance-based compensation for employees who maintain the Counter Threat Platform and provide support services to clients, as well as perform other critical functions. Other expenses include depreciation of equipment and costs associated with maintenance agreements for hardware provided to clients as part of their subscription services. For the successor periods ended January 30, 2015 and January 31, 2014, total costs for the Company’s maintenance agreements included within cost of net revenue were $0.9 million and $0.1 million, respectively, and for the predecessor periods ended October 28, 2013 and February 1, 2013, these costs were $0.4 million and $0.7 million, respectively. In addition, cost of revenue includes amortization of technology licensing fees, fees paid to contractors who supplement or support services offerings, maintenance fees, and overhead allocations.

Selling, General, and Administrative — Sales and marketing expense includes wages and benefits, sales commissions, and related expenses for sales and marketing personnel, travel and entertainment, marketing programs, including lead generation, client advocacy events, other brand-building expenses, and allocated

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

overhead. Advertising costs are expensed as incurred in selling, general, and administrative expenses in the Combined Statements of Income. For the successor periods ended January 30, 2015 and January 31, 2014, advertising expenses were $9.7 million and $1.7 million, respectively, and for the predecessor periods ended October 28, 2013 and February 1, 2013, advertising expenses were $6.3 million and $7.9 million, respectively. General and administrative expense primarily includes the costs of human resources and recruiting, finance and accounting, legal support, management information systems and information security systems, facilities management and other administrative functions.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development expenses include compensation and related expenses for the continued development of services offerings, including a portion of expenses related to the threat research team, which focuses on the identification of system vulnerabilities, data forensics and malware analysis. In addition, expenses related to the development and prototype of new services offerings also are included in research and development costs, as well as allocated overhead.

The Company’s services offerings have generally been developed internally. For the successor periods ended January 30, 2015 and January 31, 2014, total expenditures for research and development were $32.1 million and $6.8 million, respectively. For the predecessor periods ended October 28, 2013 and February 1, 2013 total expenditures for research and development were $20.2 million and $22.9 million, respectively.

Software Development Costs — Qualifying software costs developed for internal use are capitalized when the application development stage begins, it is probable that the project will be completed, and the software will be used as intended. In order to expedite delivery of the Company’s security solutions, the application development stage typically commences before the preliminary project stage is completed, and accordingly, no significant software development costs have been capitalized as of January 30, 2015 or January 31, 2014.

Income Taxes — SecureWorks historically has been included in the consolidated Dell U.S. federal return, and Dell received the cash tax benefit for SecureWorks’ losses. As a result, all income taxes impacting net income, including the income tax benefit for each period, is reflected as a non-cash adjustment in the Combined Statements of Cash Flows and a contribution to Dell through net parent investment. Current income tax benefit is the amount of income tax benefit included in the consolidated Dell U.S. federal return. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Combined Statements of Operations in the period that includes the enactment date. The Company calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. The Company provides valuation allowances for deferred tax assets where appropriate taking into consideration the fact that SecureWorks is included in the consolidated Dell U.S. federal return, and evaluating the recoverability of those deferred tax assets based on expectations as to Dell’s ability to utilize those assets. In assessing the need for a valuation allowance, SecureWorks considers all available evidence for each jurisdiction, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. In the event SecureWorks determines all or part of the net deferred tax assets are realizable in the future, it will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made.

The accounting guidance for uncertainties in income tax prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes a tax benefit from an uncertain tax position in the financial statements only when it is more likely than not that the position will be sustained upon examination,

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority’s administrative practices and precedents.

Commissions — The Company defers certain commission costs that are incremental and directly related to the acquisition of a service contract. Where clients pay for one or more years of service in advance, sales commissions are paid 50% in the month subsequent to the execution of the service contract and the remaining 50% over the following 12 months. The Company recognizes the sales commission expense related to the entire contract ratably over the first year of the service contract. During the successor periods ended January 30, 2015 and January 31, 2014, the Company recognized $20.9 million and $4.0 million, respectively, in commission expense. SecureWorks recognized $11.8 million and $14.6 million in commission expense during the predecessor periods ended October 28, 2013 and February 1, 2013, respectively. All sales commission amounts are recoverable by the Company throughout the first year of a service contract. Therefore, the portion of any sales commissions paid upon the signing of a contract, for which the related sales commission expense has not yet been recognized, is recorded as a prepaid asset and amortized to expense during the first 12 months of the contract. As of January 30, 2015 and January 31, 2014 the Company had a prepaid commission balance, included in other current assets, of $1.6 million and $1.0 million, respectively, and deferred sales commission costs, included in accrued and other, of $1.4 million and $1.2 million, respectively, related to service contracts where a client paid for one or more years in advance.

Stock-Based Compensation — For the predecessor periods presented, the Company’s compensation programs included grants under Dell’s share-based payment plans. Compensation expense related to stock-based transactions was measured and recognized in the financial statements based on fair value. In general, the fair value of each option award was estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. This model requires that at the date of grant the Company determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the stock price, risk-free interest rates and the expected dividend yield. Stock-based compensation expense, net of forfeitures, was recognized on a straight-line basis over the requisite service periods of the awards, which was generally four years. The Company estimated a forfeiture rate to calculate stock-based compensation expense, based on an analysis of actual historical forfeitures for the predecessor periods. Subsequent to Dell’s going-private transaction, substantially all option awards outstanding at the time of the transaction were settled for a one-time cash payment, and all outstanding restricted stock unit awards were converted into deferred cash awards.

In connection with Dell’s going-private transaction, the board of directors of Denali approved the Denali Holding Inc. 2013 Stock Incentive Plan. Stock-based compensation expense recognized in connection with awards granted pursuant to this plan was not material during any of the periods presented. See “Note 7—Stock-Based Compensation and Employee Benefit Plan” for more information.

Loss Contingencies — SecureWorks is subject to the possibility of various losses arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers — In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers.” The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The update is effective for SecureWorks beginning in the first quarter of the fiscal year ending February 1, 2019. The Company is currently evaluating the impact of this guidance.

Going Concern — Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern — In August 2014, the FASB issued new guidance requiring companies to evaluate at each reporting period whether there are conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures will be required if management concludes that substantial doubt exists. This guidance is effective for the Company beginning in the first quarter of the fiscal year ending February 2, 2018. The Company does not expect this new guidance to impact its financial statements.

NOTE 3 — BUSINESS COMBINATIONS

Dell’s Going-Private Transaction

Dell’s going-private transaction described in Note 1 above was recorded using the acquisition method of accounting in accordance with the accounting guidance for business combinations. This guidance prescribes that the purchase price be allocated to assets acquired and liabilities assumed based on the estimated fair value of such assets and liabilities on the date of the transaction. As the Company elected to utilize pushdown accounting in the preparation of these combined financial statements, all of the Company’s assets and liabilities were accounted for and recognized at fair value as of the transaction date. The relative fair value allocated to SecureWorks for the Dell going-private transaction totaled $641.9 million. The following table summarizes the fair value of the Company’s assets and liabilities as a result of this transaction.

	Estimated Cost	Weighted- Average Useful Life
	(in thousands)	(in years)
Intangible Assets:
Amortizable intangible assets:
Customer relationships	$189,518	13.0
Technology	135,584	9.9

Total amortizable intangible assets	325,102	11.7
Trade name	30,118

Total intangible assets	355,220
Accounts receivable, net	37,832
Property and equipment, net	28,067
Goodwill	406,543
Deferred revenue	(44,689)
Deferred tax liability, net	(144,315)
Other assets net of other liabilities assumed	3,199

Total	$641,857

The Company recorded $406.5 million in goodwill related to this transaction. This amount represents the excess of the purchase price for Dell’s going-private transaction attributable to SecureWorks over the fair value of the assets acquired and liabilities assumed. Goodwill is an asset representing future economic benefits arising from other assets acquired that are not individually identified and separately recognized. This goodwill is not deductible for tax purposes. In connection with Dell’s going-private transaction, the SecureWorks tradename was recorded at fair value as an indefinite-lived intangible asset.

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Dell did not allocate any equity proceeds, debt or transaction-related expenses to SecureWorks in connection with this transaction, as these items were not attributable to the Company.

The following table provides unaudited pro forma results of operations for the fiscal year ended January 31, 2014 and February 1, 2013, as if Dell’s going-private transaction had occurred at the beginning of the fiscal year ended February 1, 2013. The pro forma results are adjusted for amortization of intangible assets, fair value adjustments for deferred revenue and the related tax effects for these items.

	Fiscal Year Ended
	January 31, 2014	February 1, 2013
	(in thousands)
Pro forma revenue	$210,059	$160,970
Pro forma net loss	$(43,345)	$(61,732)

Acquisition of SecureWorks by Dell

On February 8, 2011, SecureWorks was acquired by Dell. This acquisition was recorded using the acquisition method of accounting, which requires that the purchase price be allocated to assets acquired and liabilities assumed based on the estimated fair market value of such assets and liabilities on the date of acquisition. The total purchase consideration for the acquisition of SecureWorks was $612.1 million in cash for all of the Company’s outstanding shares. The following table summarizes the fair value of the assets acquired and liabilities assumed.

	Estimated Cost	Weighted- Average Useful Life
	(in thousands)	(in years)
Intangible Assets:
Amortizable intangible assets:
Customer relationships	$104,100	9.4
Technology	97,000	10.0
Trade name	8,600	5.0

Total amortizable intangible assets	209,700	9.5
Cash	17,555
Accounts receivable, net	25,185
Property and equipment, net	15,686
Goodwill	447,067
Deferred revenue	(38,748)
Deferred tax liability, net	(47,250)
Other liabilities, net of assets acquired	(17,072)

Total	$612,123

The Company recorded $447.1 million in goodwill related to this acquisition. This amount represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. Goodwill is an asset representing future economic benefits arising from other assets acquired that are not individually identified and separately recognized.

NOTE 4 — GOODWILL AND INTANGIBLE ASSETS

SecureWorks is engaged in one primary business activity and operates as a single reportable segment. Goodwill for the predecessor entity represents the excess of the purchase price Dell paid to acquire SecureWorks

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

in fiscal 2012 over the fair value of the assets acquired and liabilities assumed as of the transaction date. There were measurement period adjustments to goodwill during the predecessor periods, and accordingly, goodwill totaled $441.0 million as of February 1, 2013 and October 28, 2013.

As described in Note 3, subsequent to Dell’s going-private transaction, goodwill for the successor entity represents the excess of the purchase price attributable to SecureWorks over the fair value of the assets acquired and liabilities assumed. Other than this change in the basis of goodwill as a result of this transaction, there were no additions, adjustments or impairments to goodwill during the successor periods. Accordingly, goodwill totaled $406.5 million as of both January 31, 2014 and January 30, 2015.

Goodwill and indefinite lived intangible assets, if any, are tested for impairment on an annual basis during the third fiscal quarter, or sooner if an indicator of impairment occurs. Based on the results of the annual impairment test, the fair value of the SecureWorks reporting unit exceeded carrying value and no impairment of goodwill or indefinite lived intangible assets existed at October 31, 2014. Further, no triggering events have transpired since October 31, 2014 that would indicate a potential impairment as of January 30, 2015, and SecureWorks did not have any accumulated impairment charges as of January 30, 2015.

Intangible Assets

The Company’s intangible assets at January 30, 2015 and January 31, 2014, were as follows:

	January 30, 2015			January 31, 2014
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Customer relationships	$189,518	$(20,210)	$169,308	$189,518	$(4,043)	$185,475
Technology	135,584	(17,052)	118,532	135,584	(3,410)	132,174

Finite-lived intangible assets	325,102	(37,262)	287,840	325,102	(7,453)	317,649
Trade name	30,118	—	30,118	30,118	—	30,118

Total intangible assets	$355,220	$(37,262)	$317,958	$355,220	$(7,453)	$347,767

Amortization expense related to finite-lived intangible assets was approximately $29.8 million and $7.5 million during the successor periods ended January 30, 2015 and January 31, 2014, respectively, and $18.7 million and $22.9 million during the predecessor periods ended October 28, 2013 and February 1, 2013, respectively. There were no impairment charges related to intangible assets during the successor periods ended January 30, 2015 and January 31, 2014 or during the predecessor periods ended October 28, 2013 and February 1, 2013.

Estimated future annual pre-tax amortization expense of finite-lived intangible assets as of January 30, 2015 over the next five fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2016	$28,301
2017	27,736
2018	27,736
2019	27,736
2020	27,736
Thereafter	148,595

Total	$287,840

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company leases land, office building and equipments under various operating lease agreements that expire through 2034. The Company is obligated, as lessee, under non-cancellable operating leases for office space in Edinburgh, Scotland, Chicago, Illinois, Atlanta, Georgia, Providence, Rhode Island and Myrtle Beach, South Carolina. At January 30, 2015, future minimum lease payments under these non-cancelable leases are as follows: $2.9 million in fiscal 2016; $2.8 million in fiscal 2017; $2.6 million in fiscal 2018; $2.6 million in fiscal 2019; and $2.2 million in fiscal 2020.

Rent expense under all leases totaled $2.7 million and $0.7 million during the successor periods ended January 30, 2015 and January 31, 2014, respectively, and during the predecessor periods ended October 28, 2013 and February 1, 2013, rent expense totaled $2.2 million and $3.0 million, respectively.

Legal Contingencies — From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. SecureWorks accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews the status of legal cases at least quarterly and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained and the Company’s views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in accrued liabilities would be recorded in the period in which such determination is made. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. The following is a discussion of the SecureWorks’ significant legal matter and other proceedings:

SRI International v. Dell Inc. and SecureWorks, Inc.— On April 26, 2013, SRI International filed a complaint in the United States District Court for the District of Delaware against the Company and Dell captioned “SRI International, Inc. v. Dell Inc. and SecureWorks, Inc., Civ. No. 13-737-SLR.” The complaint alleges that the Company and Dell are infringing and inducing the infringement of SRI International patent U.S. 6,711,615 covering network intrusion detection technology and SRI International patent U.S. 6,484,203 covering hierarchical event monitoring analysis. SRI International seeks damages (including enhanced damages for alleged willful infringement), a recovery of costs and attorneys’ fees, and other relief as the court deems appropriate, and has demanded a jury trial. The Company has filed an answer to SRI International’s complaint which asserts affirmative defenses and counterclaims, including that the Company does not infringe or induce the infringement of the asserted patents and that the asserted patents are invalid and unenforceable. A claim construction hearing, also known as a Markman hearing, was held on April 24, 2015, and the court’s ruling was not dispositive of either party’s claim. A jury trial is currently scheduled for May 2016. The Company has not recorded a liability for this matter as it has determined that a loss is not probable or estimable at this time.

Based on currently available information, management does not believe that the ultimate outcome of this unresolved matter is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Indemnifications — In the ordinary course of business, SecureWorks enters into contractual arrangements under which the Company agrees to indemnify its clients from certain losses incurred by the client as to third-party claims relating to the services performed on behalf of SecureWorks or for certain losses incurred by the

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

client as to third-party claims arising from certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments related to these indemnifications have been immaterial.

Concentrations — Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of January 30, 2015, all of the Company’s cash and cash equivalents are held at one financial institution that management believes to be of high credit quality. The Company’s cash and cash equivalent accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash and cash equivalents to date.

The Company sells services to clients of all sizes primarily through direct sales organization, supplemented by sales through channel partners. The Company had a single client that represented approximately 11% of its revenue in fiscal 2015. No other client accounted for 10% or more of the Company’s combined net revenue for fiscal 2015, fiscal 2014 or fiscal 2013.

NOTE 6 — INCOME AND OTHER TAXES

During the periods presented in the combined financial statements, SecureWorks did not file separate federal tax returns, as the Company was generally included in the tax grouping of other Dell entities within the respective entity’s tax jurisdiction; see “Note 2 – Significant Accounting Policies.” The impact of net operating losses and other tax attributes recognized by SecureWorks is realized by other members of the Dell consolidated group.

The benefit for income taxes consists of the following:

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
	(in thousands)
Current:
Federal	$(1,708)	$(205)	$(8,236)	$(6,685)
State/Local	(42)	(80)	(918)	(799)
Foreign	(383)	(406)	(502)	(1,948)

Current	(2,133)	(691)	(9,656)	(9,432)

Deferred:
Federal	(18,814)	(4,898)	(7,871)	(10,857)
State/Local	(1,715)	(304)	(309)	(425)
Foreign	(83)	(133)	(46)	(86)

Deferred	(20,612)	(5,335)	(8,226)	(11,368)

Income tax benefit	$(22,745)	$(6,026)	$(17,882)	$(20,800)

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Loss before provision for income taxes consists of the following:

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
	(in thousands)
Domestic	$(58,641)	$(15,337)	$(47,945)	$(53,907)
Foreign	(2,594)	(2,464)	(2,677)	(8,440)

Loss before income taxes	$(61,235)	$(17,801)	$(50,622)	$(62,347)

The components of the Company’s net deferred tax assets are as follows:

	Successor
	January 30, 2015	January 31, 2014
	(in thousands)
Deferred tax assets:
Deferred revenue	$21,227	$12,123
Provisions for doubtful accounts	612	386
Loss carryforwards	1,471	1,322
Stock-based and deferred compensation	7,033	6,357

Deferred tax assets	30,343	20,188
Valuation allowance	(1,471)	(1,322)

Deferred tax assets, net of valuation allowance	28,872	18,866

Deferred tax liabilities:
Property and equipment	(2,089)	(4,312)
Purchased intangible assets	(116,104)	(126,500)
Operating and compensation related accruals	(6,288)	(4,275)

Deferred tax liabilities	(124,481)	(135,087)

Net deferred tax liabilities	$(95,609)	$(116,221)

Current portion	$29,313	$17,607
Non-current portion	(124,922)	(133,828)

Net deferred tax liabilities	$(95,609)	$(116,221)

The current portion of net deferred tax assets is included in other current assets and other current liabilities in the Combined Statements of Financial Position as of January 30, 2015 and January 31, 2014. The non-current portion of net deferred tax assets is included in other non-current assets and other non-current liabilities in the Combined Statements of Financial Position as of January 30, 2015 and January 31, 2014, respectively.

As of January 30, 2015 and January 31, 2014, SecureWorks had $1.5 million and $1.3 million of deferred tax assets related to net operating loss carryforwards for state tax returns that do not include other Dell entities. These net operating loss carryforwards begin expiring in fiscal 2017. Due to the uncertainty surrounding the realization of these net operating loss carryforwards, the Company has provided valuation allowances for the full amount as of January 30, 2015 and January 31, 2014. Because the Company is included in the tax filings of

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

certain other Dell entities, management has determined that it will be able to realize the remainder of its deferred tax assets. If the Company’s tax provision had been prepared using the separate return method, the unaudited pro forma pre-tax loss, tax benefit and net loss for the year ended January 30, 2015 would have been $61,235, $16,745, and $44,490, respectively, as a result of the recognition of a valuation allowance that would be recorded on certain deferred tax assets.

The cumulative undistributed earnings in the Company’s non-U.S. jurisdictions are currently negative; therefore, SecureWorks has no unrecognized deferred tax liability on these earnings.

The effective tax rate differed from the statutory U.S. federal income tax rate as follows:

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
U.S. federal statutory rate	35.0%	35.0%	35.0%	35.0%
Foreign income taxed at different rates	(0.7)	(1.8)	(0.8)	(1.5)
State income taxes, net of federal tax benefit	2.8	2.2	2.4	2.0
Nondeductible/nontaxable items	—	(1.5)	(1.3)	(2.1)

Total	37.1%	33.9%	35.3%	33.4%

The Company has no unrecognized tax benefits as of January 30, 2015 and January 31, 2014. The Company is no longer subject to tax examinations for years prior to fiscal 2012.

NOTE 7 — STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLAN

Stock-Based Compensation

Dell’s Going-Private Transaction

Immediately prior to Dell’s going-private transaction, there were 486 thousand Dell stock options granted to SecureWorks employees outstanding. The substantial majority these awards were settled for a one-time cash payment. As a result of Dell’s going-private transaction, the Company recognized $668 thousand in additional stock-based compensation expense, which relates to the acceleration and revaluation of unvested options. In addition, immediately prior to the transaction, employees had 262 thousand unvested restricted stock units, all of which were converted to deferred cash awards that will continue to have a service period requirement after the closing of the transaction. In connection with these awards, the Company has incurred $1.7 million in compensation-related expenses. Additional costs expected to be recognized in connection with these awards is not material.

In connection with Dell’s going-private transaction, the board of directors of Denali approved the Denali Holding Inc. 2013 Stock Incentive Plan. Stock-based compensation expense recognized in connection with awards granted to SecureWorks employees pursuant to this plan was not material during any of the periods presented.

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Stock Option Activity

The following table summarizes stock option activity during the respective period:

	Number of Options	Weighted- Average Exercise Price
	(in thousands)	(per share)
Predecessor
Options outstanding — February 3, 2012	1,040	$6.63
Transfers in	104	25.86
Transfers out	(139)	3.84
Granted	—	—
Exercised	(228)	3.40
Forfeited	(1)	3.33
Cancelled/expired	(66)	27.63

Options outstanding — February 1, 2013	710	9.08
Transfers in	11	16.68
Transfers out	(26)	10.15
Granted	—	—
Exercised	(177)	3.28
Forfeited	—	—
Cancelled/expired	(500)	11.26
Converted	(18)	5.12

Options outstanding — October 28, 2013	—

For the predecessor periods ended October 28, 2013 and February 1, 2013, the intrinsic value of options exercised was $1.9 million and $2.7 million, respectively. The total intrinsic value of options exercised represents the total pre-tax intrinsic value (the difference between the stock price at exercise and the exercise price multiplied by the number of options exercised) that was received by the option holders who exercised their options during the fiscal year. For the predecessor periods ended October 28, 2013 and February 1, 2013, the total fair value of options vested was $1.7 million and $4.1 million, respectively.

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Restricted Stock Awards

Non-vested restricted stock awards and activities for the respective periods were as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
	(in thousands)	(per share)
Predecessor
Non-vested restricted stock:
Non-vested restricted stock balance as of February 3, 2012	275	$14.14
Transfers in	27	14.89
Transfers out	(3)	14.78
Granted	231	17.74
Vested (1)	(89)	14.41
Forfeited	(1)	15.06

Non-vested restricted stock balance as of February 1, 2013	440	16.02
Transfers in	7	16.08
Transfers out	(36)	17.94
Granted	—	—
Vested (1)	(149)	16.01
Forfeited	—	—
Converted (2)	(262)	16.09

Non-vested restricted stock balance as of October 28, 2013	—

(1)	Upon vesting of restricted stock units, shares generally were sold to cover the required withholding taxes.
(2)	262 thousand unvested restricted stock units converted to deferred cash awards that continued to have a service period requirement after the closing of Dell’s going-private transaction.

For the predecessor period ended February 1, 2013, there was $2.7 million of unrecognized stock-based compensation expense, net of estimated forfeitures, related to non-vested restricted stock awards expected to be recognized over a weighted-average period of approximately 1.9 years. For the predecessor periods ended October 28, 2013 and February 1, 2013, the total estimated vesting date fair value of restricted stock unit awards was $2.2 million and $1.3 million, respectively.

Stock-based Compensation Expense

Stock-based compensation expense was allocated as follows for the respective periods:

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 January 31, 2014	February 2, 2013 October 28, 2013	Fiscal Year Ended February 1, 2013
	(in thousands)
Stock-based compensation expense:
Cost of net revenue	$63	$234	$782	$1,353
Operating expenses	722	571	2,744	4,548

Stock-based compensation expense before taxes	785	805	3,526	5,901
Income tax benefit	(298)	(77)	(778)	(1,024)

Stock-based compensation expense, net of income taxes	$487	$728	$2,748	$4,877

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Employee Benefit Plan

Substantially all employees are eligible to participate in a defined contribution plan that complies with Section 401(k) of the Internal Revenue Code (“401(k) Plan”). Effective January 1, 2008, the Company matched 100% of each participant’s voluntary contributions, subject to a maximum contribution of 5% of the participant’s compensation, and participants vest immediately in all contributions to the 401(k) Plan. For the successor periods ended January 30, 2015 and January 31, 2014, total expense for employee retirement benefit plans was $5.3 million and $1.5 million, respectively. For the predecessor periods ended October 28, 2013 and February 1, 2013, total expense for employee retirement benefit plans was $3.0 million and $3.6 million, respectively.

NOTE 8 — SUPPLEMENTAL COMBINED FINANCIAL INFORMATION

Supplemental Combined Statements of Financial Position Information

The following table provides information on amounts included in accounts receivable, net, other current assets, property and equipment, net, accrued and other current liabilities and other non-current liabilities as of January 30, 2015 and January 31, 2014.

	Successor
	January 30, 2015	January 31, 2014
	(in thousands)
Accounts receivable, net:
Gross accounts receivable	$71,966	$47,699
Allowance for doubtful accounts	(1,059)	(539)

Total	$70,907	$47,160

Other current assets:
Deferred tax	$29,313	$17,699
Prepaid maintenance and support agreements	9,435	8,302
Prepaid other	5,192	3,919

Total	$43,940	$29,920

Property and equipment, net:
Computer equipment	$25,202	$18,267
Leasehold improvements	12,844	11,925
Other equipment	979	706

Total property and equipment	39,025	30,898
Accumulated depreciation	(12,778)	(2,578)

Total	$26,247	$28,320

Accrued and other current liabilities:
Compensation	$15,796	$19,582
Other	268	1,479

Total	$16,064	$21,061

Other non-current liabilities:
Deferred tax liabilities	124,994	133,909
Other	2,290	2,557

Total	$127,284	$136,466

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The allocation between domestic and foreign net revenue is based on the location of the Company’s clients. Net revenue and long-lived assets from any single foreign country did not constitute more than 10% of SecureWorks’ consolidated net revenue or long-lived assets during any of the periods presented. The following tables present net revenue and property and equipment allocated between the United States and foreign countries:

	Successor		Predecessor
	Fiscal Year Ended January 30, 2015	October 29, 2013 through January 31, 2014	February 2, 2013 through October 28, 2013	Fiscal Year Ended February 1, 2013
	(in thousands)
Net revenue:
United States	$224,419	$46,396	$134,146	$159,560
Foreign Countries	37,711	7,954	17,334	13,243

Total	$262,130	$54,350	$151,480	$172,803

	January 30, 2015	January 31, 2014
	(in thousands)
Property and equipment, net:
United States	$24,595	$27,838
Foreign countries	1,652	482

Total	$26,247	$28,320

NOTE 9 — RELATED PARTY TRANSACTIONS

Allocated Expenses

For the periods presented, Dell has provided various corporate services to SecureWorks in the ordinary course of business, including finance, tax, human resources, legal, IT, procurement and facilities-related services. Dell also has provided SecureWorks with the services of a number of its executives and employees. The costs of such services have been allocated to the Company based on the allocation method most relevant to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount or specific identification. The total amount of these allocations from Dell was $7.2 million and $1.9 million for the successor periods ended January 30, 2015 and January 31, 2014, respectively, and $3.2 million and $3.6 million for the predecessor periods ended October 28, 2013 and February 1, 2013, respectively. These cost allocations are reflected primarily within general and administrative expenses in the Combined Statements of Operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented.

The Company’s historical financial statements do not purport to reflect what results of operations, financial position, equity or cash flows which would have been if the Company had operated as a stand-alone public company during the periods presented.

Related Party Arrangements

For the periods presented, related party transactions and activities involving Dell and its wholly-owned subsidiaries were not always consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealing may exist.

SECUREWORKS HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

SecureWorks purchased certain enterprise hardware systems from Dell and Dell’s wholly-owned subsidiaries in order to provide security solutions to the Company’s clients. The expenses associated with these transactions reflect Dell’s costs and are included in cost of revenue in the Combined Statements of Operations. In the successor periods ended January 30, 2015 and January 31, 2014, purchases of systems from Dell totaled $7.8 million and $1.6 million, respectively, and for the predecessor periods ended October 28, 2013 and February 1, 2013, purchases totaled $5.0 million and $4.5 million, respectively.

The Company also purchased computer equipment from Dell at Dell’s cost that was capitalized within property and equipment on the Combined Statements of Financial Position. For the successor periods ended January 30, 2015 and January 31, 2014, purchases of computer equipment totaled $3.1 million and $1.5 million, respectively, and for the predecessor periods ended October 28, 2013 and February 1, 2013, purchases totaled $1.3 million and $3.4 million, respectively.

In fiscal 2015, fiscal 2014 and fiscal 2013, SecureWorks recognized revenue of $279 thousand, $168 thousand and $118 thousand related to services provided to Michael S. Dell, Chairman and Chief Executive Officer of Dell Inc., his related family trust and MSD Capital (a firm founded for the purposes of managing investments of Mr. Dell and his family).

Cash Management

Dell utilizes a centralized approach to cash management and financing of its operations. For the periods presented, Dell funded the Company’s operating and investing activities as needed and transfered the Company’s excess cash at its discretion. This arrangement is not reflective of the manner in which the Company would have been able to finance the Company’s operations had the Company been a stand-alone business separate from Dell during the periods presented. Cash transfers to and from Dell’s cash management accounts are reflected within net parent investment in the Combined Statements of Financial Position and in the Combined Statements of Cash Flows as a financing activity.

Guarantees

Upon the completion of Dell Inc.’s going-private transaction, the Company guaranteed repayment of certain indebtedness incurred by Dell to finance the transaction and pledged substantially all of the Company’s assets to secure repayment of the indebtedness. Before the completion of this offering, the Company’s guarantees of Dell’s indebtedness and the pledge of the Company’s assets will be terminated, and the Company will cease to be subject to the restrictions of the agreements governing the indebtedness. Following this offering, all of the Company’s shares of common stock held by Dell Marketing L.P., an indirect wholly-owned subsidiary of Dell Inc. and Denali, or by any other subsidiary of Denali that is a party to the debt agreements, will be pledged to secure repayment of the foregoing indebtedness.

NOTE 10 — SUBSEQUENT EVENTS

There were no known events occurring after the balance sheet date and up until the date of the issuance of this report that would materially affect the information presented herein. The Company evaluated subsequent events through June 9, 2015, the date of the submission of these financial statements.

SECUREWORKS HOLDING CORPORATION

SCHEDULE II - VALUATION AND

QUALIFYING ACCOUNTS

Valuation and Qualifying Accounts

Fiscal Year	Description	Balance at Beginning of Period	Charged to Income Statement	Charged to Allowance	Balance at End of Period
		(in thousands)
Trade Receivables:
2015 - Successor	Allowance for doubtful accounts	$539	$768	$(248)	$1,059
2014 - Successor	Allowance for doubtful accounts	$0	$593	$(54)	$539
2014 - Predecessor	Allowance for doubtful accounts	$1,723	$248	$2	$1,973
2013 - Predecessor	Allowance for doubtful accounts	$446	$1,860	$(583)	$1,723

S-1

             Shares

SecureWorks Corp.

Class A Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the listing fee of the NASDAQ Global Select Market.

SEC registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
NASDAQ Global Select Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Directors’ and officers’ liability insurance		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

The following summarizes arrangements under which controlling persons, directors and officers of the registrant are indemnified against liability which they may incur in their capacities as such.

Delaware General Corporation Law. Upon its reincorporation from Georgia to Delaware before the closing of the offering described in the prospectus, the registrant will become subject to the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).

Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The registrant’s restated certificate of incorporation, which will be in effect before the closing of the offering described in the prospectus, provides that, to the fullest extent permitted by the Delaware General Corporation Law, the registrant’s directors will not be personally liable to the registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors, except for liability (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The registrant’s amended and restated bylaws, which will be in effect before the closing of the offering described in the prospectus, provide for the indemnification of the officers and directors of the registrant to the fullest extent permitted by applicable law. The bylaws state that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or administrative or investigative proceeding by reason of the fact that such person is or was a director or officer of the registrant or, while a director or officer of the registrant, is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the Delaware General Corporation Law against all liability and loss suffered and all expenses (including attorneys’ fees) reasonably incurred by such person in connection therewith.

Merger Agreement Provisions. The Agreement and Plan of Merger among the registrant, Dell Marketing L.P., a Texas limited partnership, DII Shield Corp., a Georgia corporation, and SWRX Securityholders’ Agent, LLC, a Georgia limited liability company, as the Securityholders’ Agent, dated as of January 3, 2011 (the “Dell merger agreement”), provides that the registrant will cause to be maintained, for a period of six years following the effective time of the merger referred to therein (the “merger”), an extended reporting period endorsement (a “D&O tail”) under the registrant’s directors’ and officers’ liability insurance policy in effect as of such effective time for the registrant’s former, and certain current, directors and officers. The D&O tail is required to provide the registrant’s former, and certain current, directors and officers with coverage of not less than the coverage under, and having other terms not materially less favorable to the insured persons than the terms of, the insurance coverage maintained by the registrant at the effective time of the merger. The Dell merger agreement further provides that Dell Marketing L. P. will bear and pay up to $50,000 of the aggregate cost of the D&O tail, and if the cost of the D&O tail exceeds $50,000 in the aggregate, the registrant will bear and pay the portion of such cost in excess of $50,000.

Other Insurance. The registrant maintains directors’ and officers’ liability insurance, which covers current directors and officers of the registrant against certain claims or liabilities arising out of the performance of their duties.

Item 15.	Recent Sales of Unregistered Securities

The following is a summary of the registrant’s sales of securities since February 4, 2012 pursuant to offerings that were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

On October 29, 2013, the registrant issued its guarantee of $1 billion in aggregate principal amount of 5.625% senior first lien notes due 2020 issued on October 7, 2013 by two affiliates of the registrant, Dell International LLC and Denali Finance Corp. The senior first lien notes guaranteed by the registrant were offered solely to qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The registrant received no proceeds from its guarantee of the senior first lien notes.

In connection with the foregoing offering of senior first lien notes and the issuance of the guarantee thereof, the issuers of the notes referred to above and the registrant relied on exemptions or exclusions from registration under the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 144A and Regulation S thereunder. The offering was not effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of the securities represented that they did not acquire such securities with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act, and appropriate restrictive legends were affixed to the instruments issued in the transactions. All such recipients received adequate information about the registrant and the securities sold in such transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Restated Certificate of Incorporation of SecureWorks Corp. (the “Company”) (to be effective upon reincorporation of the Company in Delaware)

3.2*	Form of Amended and Restated Bylaws of the Company (to be effective upon reincorporation of the Company in Delaware)

4.1*	Certificate of Class A Common Stock, $0.01 par value per share, of the Company

5.1*	Opinion of Hogan Lovells LLP regarding the validity of the securities being registered

10.1*	Shared Services Agreement, dated as of , 2015, between Dell Inc. and the Company

10.2*	Intellectual Property Contribution Agreement, dated as of , 2015, among Dell Inc., the Company and other subsidiaries of Dell Inc. party thereto

10.3*	Patent License Agreement, dated as of , 2015, between Dell Inc. and the Company

10.4*	Tax Matters Agreement, dated as of , 2015, between Denali Holding Inc. and the Company

10.5*	Employee Matters Agreement, dated as of , 2015, among Denali Holding Inc., Dell Inc. and the Company

10.6*	Master Services Agreement, dated as of , 2015, between Dell USA L.P. and the Company

10.7*	Side Letter to Master Services Agreement, dated as of , 2015, between Dell Inc. and the Company

10.8*	Master Commercial Customer Agreement, dated as of , 2015, between Dell Marketing L.P. and the Company

10.9*	Reseller Agreement, dated as of , 2015, between Dell Inc. and the Company

10.10*	Registration Rights Agreement, dated as of , 2015, between Dell Marketing L.P. and the Company

10.11+*	SecureWorks Corp. 2015 Long-Term Incentive Plan

10.12+*	Form of Stock Option Award Agreement under SecureWorks Corp. 2015 Long-Term Incentive Plan

10.13+*	Form of Restricted Stock Unit Agreement under SecureWorks Corp. 2015 Long-Term Incentive Plan

10.14+*	SecureWorks Corp. Incentive Bonus Plan

10.15+	Dell Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell Inc.’s Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017)

10.16+*	Form of Indemnity Agreement to be entered into between the Company and its directors and executive officers

21.1	List of Subsidiaries

23.1*	Consent of Hogan Lovells LLP (included in Exhibit 5.1)

Exhibit No.	Description

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, regarding predecessor financial statements

23.3*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, regarding successor financial statements

23.4*	Consent of , director designee

23.5*	Consent of , director designee

23.6*	Consent of , director designee

23.7*	Consent of , director designee

23.8*	Consent of , director designee

24.1*	Powers of Attorney (included on signature page hereto)

*	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the information is included in the Company’s combined financial statements or related notes.

Item 17.	Undertakings.

(f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of in the City of Atlanta, State of Georgia, on                     , 2015.

SecureWorks Holding Corporation

By:
Name:	Michael R. Cote
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael R. Cote and Janet B. Wright, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement relating to this registration statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Michael R. Cote	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

Michael S. Dell	Chairman of the Board of Directors	, 2015

Egon Durban	Director	, 2015

Christopher Kleiman	Director	, 2015

Maya McReynolds	Director	, 2015

Janet B. Wright	Director	, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Restated Certificate of Incorporation of SecureWorks Corp. (the “Company”) (to be effective upon reincorporation of the Company in Delaware)

3.2*	Form of Amended and Restated Bylaws of the Company (to be effective upon reincorporation of the Company in Delaware)

4.1*	Certificate of Class A Common Stock, $0.01 par value per share, of the Company

5.1*	Opinion of Hogan Lovells LLP regarding the validity of the securities being registered

10.1*	Shared Services Agreement, dated as of , 2015, between Dell Inc. and the Company

10.2*	Intellectual Property Contribution Agreement, dated as of , 2015, among Dell Inc., the Company and other subsidiaries of Dell Inc. party thereto

10.3*	Patent License Agreement, dated as of , 2015, between Dell Inc. and the Company

10.4*	Tax Matters Agreement, dated as of , 2015, between Denali Holding Inc. and the Company

10.5*	Employee Matters Agreement, dated as of , 2015, among Denali Holding Inc., Dell Inc. and the Company

10.6*	Master Services Agreement, dated as of , 2015, between Dell USA L.P. and the Company

10.7*	Side Letter to Master Services Agreement, dated as of , 2015, between Dell Inc. and the Company

10.8*	Master Commercial Customer Agreement, dated as of , 2015, between Dell Marketing L.P. and the Company

10.9*	Reseller Agreement, dated as of , 2015, between Dell Inc. and the Company

10.10*	Registration Rights Agreement, dated as of , 2015, between Dell Marketing L.P. and the Company

10.11+*	SecureWorks Corp. 2015 Long-Term Incentive Plan

10.12+*	Form of Stock Option Award Agreement under SecureWorks Corp. 2015 Long-Term Incentive Plan

10.13+*	Form of Restricted Stock Unit Agreement under SecureWorks Corp. 2015 Long-Term Incentive Plan

10.14+*	SecureWorks Corp. Incentive Bonus Plan

10.15+	Dell Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell Inc.’s Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017)

10.16+*	Form of Indemnity Agreement to be entered into between the Company and its directors and executive officers

21.1	List of Subsidiaries

23.1*	Consent of Hogan Lovells LLP (included in Exhibit 5.1)

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, regarding predecessor financial statements

Exhibit No.	Description

23.3*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, regarding successor financial statements

23.4*	Consent of , director designee

23.5*	Consent of , director designee

23.6*	Consent of , director designee

23.7*	Consent of , director designee

23.8*	Consent of , director designee

24.1*	Powers of Attorney (included on signature page hereto)

*	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.